EXHIBIT 99.1

CENTEX CORPORATION
2728 North Harwood
Dallas, Texas 75201
, 2003

      We have approved the distribution to the stockholders of Centex Corporation of 100% of the outstanding shares of common stock of Cavco Industries, Inc., all of which are currently held by Centex. If you were a Centex stockholder on                     , 2003, the record date for the distribution, you will become a stockholder of Cavco.

      We believe that the distribution is in the best interests of Centex, its stockholders and Cavco because, among other things, it will eliminate conflicts and competition for capital between the business of Cavco and the other businesses of Centex and will allow management of each company to focus solely on the opportunities and challenges specific to its business.

      If you were a holder of shares of Centex common stock on the record date for the distribution, you will receive ..05 shares of Cavco common stock for each share of Centex common stock you owned on that date. The actual number of shares you receive will depend on the number of shares of Centex common stock you own on the record date. We expect to mail certificates representing Cavco common stock to you on or about June      , 2003. No fractional shares of Cavco common stock will be distributed. Stockholders who would otherwise receive fractional shares will instead receive a cash payment. Cavco has filed an application for its common stock to be admitted to trading on the Nasdaq National Market under the symbol “CVCO.”

      The enclosed information statement explains the distribution in detail and provides important information regarding the organization, business, properties, financial condition and results of operations of Cavco. We encourage you to read the information statement carefully.

      Please note that stockholder approval is not required for the distribution, and holders of Centex common stock are not required to take any action in connection with the distribution.

Very truly yours,

Laurence E. Hirsch
Chairman and
Chief Executive Officer

Preliminary Copy

Subject to Completion, dated May 21, 2003

INFORMATION STATEMENT

(CAVCO LOGO)

Common Stock, par value $.01 per share

      Centex Corporation is furnishing this information statement to the holders of its common stock in connection with the distribution by Centex to its stockholders of 100% of the outstanding shares of common stock of Cavco Industries, Inc. As of the date of this information statement, Centex owns all of our outstanding common stock.

      We expect Centex to effect the distribution beginning on June      , 2003 to holders of record of Centex common stock on                     , 2003. Centex will distribute .05 shares of our common stock for each share of Centex common stock outstanding on the record date. The actual number of shares of Cavco common stock to be distributed will depend on the number of shares of Centex common stock outstanding on that date.

      You will not be required to pay for the shares of Cavco common stock that you receive in the distribution, nor will you be required to surrender or exchange shares of Centex common stock. The distribution is intended to be tax-free to you, except for any cash received in lieu of fractional shares, and Centex has received a ruling from the Internal Revenue Service to that effect. Neither we nor Centex will receive any cash or other proceeds from the distribution.

      No public market exists for our common stock, although a “when-issued” trading market may develop on or shortly before the record date for the distribution. We have filed an application to have our stock admitted to trading on the Nasdaq National Market under the symbol “CVCO.”

      The distribution does not require a vote of the Centex stockholders. We are not asking you for and request that you not send us a proxy.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

      The distribution and ownership of our common stock involves significant risks. In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 6.

      This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is                     , 2003.

SUMMARY
The Distribution
Our Company
Our Business Strategy
Our Relationship with Centex
Summary Financial Data
RISK FACTORS
Risks Related to Our Business
Risks Related to the Distribution
FORWARD-LOOKING STATEMENTS
THE DISTRIBUTION
Background and Reasons for the Distribution
Manner of Effecting the Distribution
Results of the Distribution
Treatment of Centex Stock Options
Accounting Treatment of the Distribution
Certain Federal Income Tax Consequences of the Distribution
Solvency Opinion
Modification or Abandonment of the Distribution
RELATIONSHIP BETWEEN CENTEX AND US AFTER THE DISTRIBUTION
Distribution Agreement
Tax Sharing Agreement
Administrative Services Agreement
Intellectual Property Agreement
REASONS FOR FURNISHING THIS INFORMATION STATEMENT
TRADING OF OUR COMMON STOCK
CAPITALIZATION
DIVIDEND POLICY
SELECTED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
Industry and Company Outlook
Results of Operations
Liquidity and Capital Resources
Contractual Obligations and Commitments
Critical Accounting Policies
Other Matters
Market Risk
OUR BUSINESS
General
Industry Overview
Business Strategy
Products
Manufacturing Operations
Sales and Distribution
Financing
Competition
Government Regulation
Properties
Legal Proceedings
Employees
MANAGEMENT
Directors and Executive Officers
Board Committees
Director Compensation
Executive Compensation
Employment Agreements with the Named Executive Officers
Indemnification Agreements
Other Compensatory Plans and Arrangements
PRINCIPAL STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Relationship with Centex
Agreements with Centex
Transfer of Idled Plants
Capital Contribution
Cavco Reorganization
Centex Payments to Our Chief Executive Officer
Purchases of Materials
Belen Retail Center Lease
Sales of Homes
Common Directors
DESCRIPTION OF OUR CAPITAL STOCK
General
Common Stock
Preferred Stock
Antitakeover Effects of Delaware Laws and Our Charter and Bylaw Provisions
Our Restated Certificate of Incorporation and Restated Bylaws
Delaware Business Combination Statute
Trading of Our Common Stock
Transfer Agent and Registrar
Limitation of Liability and Indemnification of Our Officers and Directors
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
EX-3.1 Form of Restated Certificate of Incorp.
EX-3.2 Form of Restated Bylaws
EX-4.1 Form of Certificate re Common Stock
EX-10.3 Form of Tax Sharing Agreement
EX-10.4 Form of Agreement to Assign Trademark
EX-10.5 Form of Employment Agreement - Stegmayer
EX-10.6 Stock Incentive Plan
EX-10.7 Form of Employment Agreement - Nolen
EX-10.8 Form of Employment Agreement - Blank
EX-99.1 Information Statement
EX-99.2 Solvency Opinion of Valuation Research Co.

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ii

SUMMARY

      This is a summary of material information contained elsewhere in this information statement. This summary is not intended to be complete and does not contain all of the information that you should consider in connection with the distribution of our common stock to the stockholders of Centex. Unless the context otherwise requires, all information in this information statement, other than the historical financial statements of Cavco Industries, LLC, gives effect to a reorganization to be completed immediately prior to the distribution pursuant to which Cavco Industries, LLC, our predecessor, will be merged with and into Cavco Industries, Inc. As a result of the reorganization, Cavco Industries, Inc. will succeed to all of the businesses, assets and operations of Cavco Industries, LLC, other than certain assets described in this information statement. See “Certain Relationships and Related Transactions — Cavco Reorganization.” To understand the distribution and our business, financial condition and results of operations, you should read this entire information statement carefully, including the information under the caption “Risk Factors.”

The Distribution

Distributing company	Centex Corporation, a Nevada corporation. For purposes of this information statement, “Centex” includes Centex Corporation and its consolidated subsidiaries, other than Cavco, unless the context otherwise requires.

Distributed company	Cavco Industries, Inc., a Delaware corporation. As used in this information statement, the terms “company,” “we,” “us” or “our” refer to Cavco and its predecessors, except as otherwise indicated.

Distribution	The distribution of 100% of our common stock to the holders of Centex common stock.

On the distribution date, the distribution agent will begin distributing shares of our common stock to persons who were stockholders of Centex on the record date. You will not be required to make any payment nor will you be required to surrender or exchange your shares of Centex common stock or take any other action to receive shares of our common stock.

Distributed shares	Based on the number of shares of Centex common stock outstanding as of March 31, 2003, approximately 3,043,170 shares of our common stock will be distributed to the stockholders of Centex. The actual number of shares to be distributed will depend on the number of shares of Centex common stock outstanding on the record date. The shares to be distributed will constitute 100% of our common stock outstanding on the record date for the distribution.

Distribution ratio	.05 shares of our common stock for each share of Centex common stock outstanding on the record date.

No fractional shares	No fractional shares of Cavco common stock will be distributed in the distribution. Fractional shares will instead be aggregated and sold in the public market by the distribution agent, and the aggregate net cash proceeds will be distributed ratably to those stockholders who would otherwise receive fractional interests.

Record date	, 2003.

Distribution date	June , 2003.

Distribution agent	Mellon Investor Services L.L.C.

Purposes of the distribution	The Centex board of directors believes that the distribution is in the best interests of Centex, its stockholders and Cavco. The Centex board of directors believes that the distribution will result in various benefits to Centex and Cavco, including the following:

• Allowing management of our business and Centex’s other businesses to focus solely on the opportunities and challenges specific to each business, including the adoption of strategies and resource allocation policies that reflect the financial and strategic characteristics of each business;

• Eliminating competition for capital between our business and Centex’s other businesses; and

• Allowing the investment community to better understand and evaluate our business and Centex’s other businesses.

Power to amend, modify or abandon the distribution	Centex’s board of directors may amend, modify or abandon the distribution at any time prior to the record date.

Trading market	We have filed an application to have our common stock admitted to trading on the Nasdaq National Market under the symbol “CVCO.” No public trading market for our common stock currently exists. However, a trading market for the entitlement to receive shares of our common stock in the distribution, referred to as a “when-issued” market, may develop on or shortly before , 2003, the record date for the distribution.

Dividend policy	We currently anticipate that no cash dividends will be paid on our common stock in the foreseeable future. Our board of directors will periodically reevaluate this dividend policy taking into account our operating results, capital needs, the terms of our existing financing arrangements and other factors.

Credit facility	At the time of or as soon as practicable after the distribution, we expect to enter into a senior credit facility that provides for approximately $10 to $15 million of total borrowing capacity. The terms of this credit facility are still under negotiation, including whether the credit facility will be secured or unsecured. We intend to use the proceeds from borrowings under this credit facility for working capital purposes.

U.S. federal income tax consequences	Centex has received a private letter ruling from the Internal Revenue Service to the effect that the distribution of shares of Cavco common stock to stockholders of Centex will be tax-free to its stockholders, except to the extent that cash is received in lieu of fractional shares, and that Centex will generally not recognize income, gain or loss for federal income tax purposes as a result of the distribution. The ruling is based on current law and is subject to the accuracy of certain representations made by Centex in its request for the private letter ruling and certain assumptions regarding Centex and us that are described in the ruling. To review certain material federal income tax consequences in greater detail, see “The Distribution — Certain Federal Income Tax Consequences of the Distribution.”

Our board of directors	At the time of the distribution, our board of directors will consist of two persons, Laurence E. Hirsch and Joseph H. Stegmayer. We intend to add three independent members to our board of directors within 90 days after the distribution.

Stock compensation arrangements	We have adopted a stock incentive plan under which we have reserved 450,000 shares of our common stock for issuance to our employees, officers and directors upon the exercise of stock options or pursuant to other types of grant. Under this plan, we have granted, or will grant promptly after the distribution, options to purchase an aggregate of approximately 288,000 shares of our common stock. See “Management — Other Compensatory Plans and Arrangements — Our Stock Incentive Plan.” In addition, we will grant certain shares of restricted stock to our chief executive officer after the distribution as described under “Management — Employment Agreements with the Named Executive Officers.”

Risk factors	Stockholders should carefully consider the matters discussed in the section captioned “Risk Factors.”

Additional information	Stockholders of Centex with questions regarding the distribution should contact:

Mellon Investor Services L.L.C. 85 Challenger Road Ridgefield Park, NJ 07660 Tel: (800) 635-9270

Our Company

      We are the largest producer of manufactured homes in Arizona, having made wholesale shipments of 3,375 manufactured housing units during our fiscal year ended March 31, 2003. We are also the 13th largest producer of manufactured homes in the United States in terms of wholesale shipments, based on 2001 data published by Manufactured Home Merchandiser, an industry trade publication. Our business is vertically integrated and encompasses manufacturing and wholesale and retail marketing and sales operations.

      Our manufactured homes are produced under various tradenames and in a variety of floor plans and price ranges. We produce homes constructed to the building standards promulgated by the U.S. Department of Housing and Urban Development, or HUD, and by the International and Universal Building Codes as well as park model homes. Our HUD code homes generally range in size from 640 to 2,720 square feet and typically include two to five bedrooms, a living room, dining room, kitchen and two or more full bathrooms. Most of these are multi-section homes, although we do produce a limited number of single-section homes. Our park model homes are less than 400 square feet in size and are purchased primarily for use as second homes or vacation homes or for retirement living and are placed in planned communities or recreational home parks. We also produce commercial structures for a variety of purposes, including portable school classrooms, retail showrooms and offices.

      We currently operate three manufacturing plants in the Phoenix, Arizona area, which range in size from 79,000 to 203,000 square feet. We construct our homes using an assembly-line process in which each section or floor is assembled in stages. Our assembly-line process is designed to be flexible enough to accommodate significant customization requested by our customers.

      We sell manufactured homes through both a network of independent dealers and through company-owned retail outlets. As of March 31, 2003, our products were offered for sale through approximately 311 independent retail outlets in 15 states. A substantial majority of these independent retail outlets are located in Arizona, California, New Mexico and Colorado. As of March 31, 2003, we had a total of 25 company-owned retail outlets, located primarily in Arizona and Texas. We expect to dispose of or close certain of these retail outlets during the next 12 months.

      Despite a pronounced downturn in the manufactured housing industry, we generated earnings from continuing operations, which primarily encompass our three manufacturing plants in Arizona and our corporate office, of $3.1 million and $6.8 million for the fiscal years ended March 31, 2002 and 2003, respectively. Although we incurred a loss from continuing operations of $10.7 million for our fiscal year ended March 31, 2001, this loss included charges of $9.5 million for the write-down of goodwill associated with our acquisition of various retail operations and $3.4 million of goodwill amortization. We believe that our ability to maintain the profitability of our continuing operations during the current industry downturn is attributable in significant part to efficient production, a high value product line, focused sales efforts and our cost management efforts.

      We commenced business operations in 1965. In 1998, Centex acquired 80.5% of our predecessor, Cavco Industries, LLC. During 1998, we also purchased the assets and operations of AAA Homes, Inc., which was then Arizona’s largest independent retailer of manufactured homes, marking our entry into retailing operations. In 2000, we purchased from certain former equity owners the remaining 19.5% equity interest in our company that Centex did not already own.

Our Business Strategy

      The principal elements of our business strategy are:

•	to focus our marketing efforts, first, on the mainstream market, which involves the sale of high-value homes sold to entry-level and move-up buyers and, second, on specialty markets such as sub-division developers, senior living communities and vacation homebuyers;

•	to develop and maintain the resources necessary to build homes to varied and unique customer specifications while preserving an efficient factory production environment; and

•	to compete effectively against competitors with greater resources by building homes of superior quality, offering innovative designs and floor plans, demonstrating exceptional value, providing the engineering and technical resources to enable custom home building and being responsive and efficient in servicing the customer after the sale.

Our Relationship with Centex

      We are currently an indirect wholly owned subsidiary of Centex. Centex’s common stock is listed on the New York Stock Exchange and the London Stock Exchange under the symbol “CTX.”

      After the distribution, we will be an independent public company that is not controlled by Centex and in which Centex does not hold an equity interest. The Chairman of the Board of Centex, Laurence E. Hirsch, will serve as a member of our Board of Directors following the distribution. Prior to the distribution, we will enter into certain agreements with Centex to define our ongoing relationship after the distribution, provide for an orderly transition, and allocate tax, employee benefits and certain other liabilities and obligations arising from periods prior to the distribution date. For information regarding these agreements, please see “Relationship Between Centex and Us After the Distribution.”

Summary Financial Data

      The following table presents summary financial data of our predecessor, Cavco Industries, LLC. The data set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the information presented in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and notes thereto included elsewhere in this information statement. The summary financial data as of March 31, 2002 and 2003 and for the fiscal years ended March 31, 2001, 2002 and 2003 were derived from the audited financial statements of Cavco Industries, LLC and its subsidiary. In this information statement, we refer to our fiscal years ended March 31, 2001, 2002 and 2003 as fiscal 2001, fiscal 2002 and fiscal 2003, respectively.

      The summary financial data and pro forma data set forth below may not be indicative of our future performance and do not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented. Pro forma data for each period give effect to the distribution as if it had occurred at the beginning of the period.

	Year Ended March 31,

	2001	2002	2003

	(In thousands, except per share data)
Income Statement Data:
Net sales	$95,480	$95,728	$110,037
Cost of sales	77,792	80,429	90,683

Gross profit	17,688	15,299	19,354
Selling, general and administrative expenses	14,370	11,535	12,200
Impairment charges	9,496	—	—
Goodwill amortization	3,416	—	—

Income (loss) from operations	(9,594)	3,764	7,154
Interest expense, net	(1,073)	(655)	(344)

Income (loss) from continuing operations	(10,667)	3,109	6,810
Loss from discontinued manufacturing operations	(11,235)	(1,777)	(3,404)
Loss from discontinued retail operations	(5,367)	(2,768)	(7,951)

Net loss	$(27,269)	$(1,436)	$(4,545)

Pro Forma Data (unaudited):
Income (loss) from continuing operations	$(10,667)	$3,109	$6,810
Pro forma income tax (expense) benefit(1)	4,267	(1,244)	(2,724)

Pro forma net income (loss) from continuing operations	$(6,400)	$1,865	$4,086

Pro forma weighted average common shares outstanding(2)	3,043	3,043	3,043

Pro forma net income (loss) per share from continuing operations	$(2.10)	$0.61	$1.34

Balance Sheet Data:
Working capital		$15,676	$15,839

Total assets		$117,090	$111,612

Long-term debt		$3,460	$—

Funding provided by Centex		$32,546	$—

Member’s equity		$56,973	$92,346

(1)	Represents the tax (expense) benefit assumed to be incurred, at a 40% effective tax rate, if we had been a taxable entity during the applicable period.

(2)	Represents the approximate number of shares of our common stock estimated to be distributed to the stockholders of Centex.

RISK FACTORS

      The distribution and ownership of our common stock involve a number of risks and uncertainties. You should carefully consider the following risks, together with the information provided elsewhere in this information statement. The risks described below are not the only ones facing us. Additional risks that are currently unknown to us or that we currently consider to be immaterial may also impair our business or adversely affect our financial condition or results of operations.

Risks Related to Our Business

We have incurred net losses in prior periods and there can be no assurance that we will generate income in the future

      Although we generated income from continuing operations during the past two fiscal years, we incurred net losses of $27.3 million, $1.4 million and $4.5 million in fiscal 2001, 2002 and 2003, respectively. The loss for fiscal 2001 reflected, among other things, write-offs of $9.5 million of goodwill related to the acquisition of our retail operations, charges of $6.5 million related to the idling of manufacturing facilities in Texas and New Mexico, a write-down of $1.5 million related to retail inventories and goodwill amortization of $3.4 million. The loss for fiscal 2003 reflected, among other things, a $2.7 million write-down of the value of property, plant and equipment of our retail operations, a $2.2 million charge to write down the value of our Texas manufacturing facility and a $2.2 million charge to write down retail inventories. The net losses for these years were attributable in substantial part to the recent downturn affecting the manufactured housing industry, which is discussed in detail below. The likelihood that we will generate net income in the future must be considered in light of the difficulties facing the manufactured housing industry as a whole, as well as the competitive environment in which we operate and the other risks and uncertainties discussed in this information statement. There can be no assurance that we will generate net income in the future.

We operate in an industry that is currently experiencing a prolonged and significant downturn

      Since mid-1999, the manufactured housing industry has experienced a prolonged and significant downturn. This downturn has resulted in part from the fact that, beginning in 1999, consumer lenders in the sector began to tighten underwriting standards and curtail credit availability in response to higher than anticipated rates of loan defaults and significant losses upon the repossession and resale of homes securing defaulted loans. Other causes of the downturn include a reduced number of consumer lenders in the traditional chattel (home-only) lending sector, higher interest rates on home-only loans and generally unfavorable economic conditions. These factors have resulted in declining wholesale shipments, excess manufacturing and retail locations and surplus inventory.

      As a result of the foregoing factors, based on industry data, we estimate that approximately 43% of all industry retail locations have closed since mid-1999 and that industry manufacturers have closed approximately 96 manufacturing facilities, representing approximately 28% of the industry’s manufacturing facilities. In addition, we estimate that inventories of new manufactured homes in the retail marketplace declined by approximately 36% from June 1999 to June 2002.

      We expect that the current industry downturn is likely to continue, at least in the near term. The availability of consumer financing for the purchase of manufactured homes continues to be constrained, as discussed below. In addition, the large number of repossessed homes being offered for sale continues to have an adverse impact on demand for new manufactured homes. Although it is difficult to predict future industry conditions, these factors tend to indicate that a sustained recovery in the manufactured housing industry is unlikely to occur in the near term.

      If the current industry downturn gets materially worse, we may incur operating and net losses, and may be required to take steps in an attempt to mitigate the effect of unfavorable industry conditions, such as the closure of facilities or consolidation of existing operations. These steps could impair our ability to conduct our business in a manner consistent with past practice and could make it more difficult for us to expand our operations if and when industry conditions improve. Furthermore, some of these steps could lead to fixed asset impairment charges and goodwill impairment charges.

The cyclical nature of the manufactured housing industry causes our revenues and operating results to fluctuate, and we expect this cyclicality to continue in the future

      The manufactured housing industry is highly cyclical and is influenced by many national and regional economic and demographic factors, including:

•	the availability of consumer financing for homebuyers;

•	the availability of wholesale financing for retailers;

•	consumer confidence;

•	interest rates;

•	demographic and employment trends;

•	income levels;

•	housing demand;

•	general economic conditions, including inflation and recessions; and

•	the availability of suitable homesites.

As a result of the foregoing economic, demographic and other factors, our revenues and operating results fluctuate, and we expect them to continue to fluctuate in the future. Moreover, we may experience operating losses during cyclical downturns in the manufactured housing market.

Our liquidity and ability to raise capital may be limited

      Since 1998, our operations have been funded principally through intercompany borrowings from Centex. Centex is a company with investment grade credit ratings that has access to a wide variety of credit sources, including the commercial paper market and medium and long-term public debt markets. Following the distribution, we will not have access to funding provided by Centex and we will not be rated by the nationally recognized agencies.

      In connection with the distribution, we are in the process of negotiating a $10 to $15 million credit facility with a bank or other financial institution. At present, we do not have a binding commitment from any lender with respect to such a credit facility. There can be no assurance that we will be able to enter into the credit facility prior to the time the distribution is completed, or that the terms of such facility will not impose significant limitations and restrictions on the conduct of our business, our ability to pay dividends and other matters.

      We will likely need to obtain additional debt or equity financing in the future. The type, timing and terms of the financing selected by us will depend on, among other things, our cash needs, the availability of other financing sources and prevailing conditions in the financial markets. There can be no assurance that any of these sources will be available to us at any time or that they will be available on satisfactory terms.

Tightened credit standards and curtailed lending activity by home-only lenders have contributed to a constrained consumer financing market

      Consumers who buy our manufactured homes have historically secured retail financing from third-party lenders. The availability, terms and costs of retail financing depend on the lending practices of financial institutions, governmental policies and economic and other conditions, all of which are beyond our control. A consumer seeking to finance the purchase of a manufactured home without land will generally pay a higher interest rate and have a shorter loan maturity than a consumer seeking to finance the purchase of land and the home. In addition, home-only financing is at times more difficult to obtain than financing for site-built homes. Since 1999, home-only lenders have tightened the credit underwriting standards and increased interest rates for loans to purchase manufactured homes, which has reduced lending volumes and caused our sales to decline. In addition, most of the national lenders who have historically provided home-only loans have exited this sector of the industry. Conseco Finance was historically one of the largest originators of home-only loans in the manufactured housing industry. In December 2002, Conseco Inc., the parent company of Conseco Finance Corp., filed for bankruptcy protection and ceased its lending activities. At the present time, the lender with the largest loan origination volume in the home-only financing market is JP Morgan Chase Bank. If home-only financing were to become further curtailed or unavailable, we would expect to experience further retail and manufacturing sales declines.

The availability of wholesale financing for industry retailers is limited due to a reduced number of floor plan lenders and reduced lending limits

      Manufactured housing retailers generally finance their inventory purchases with wholesale floor plan financing provided by lending institutions. The availability of wholesale financing is significantly affected by the number of floor plan lenders and their lending limits. During the past five years, a substantial number of wholesale lenders have exited the industry or curtailed their floor plan operations. Conseco Finance was historically the largest floor plan lender, previously providing about 25% of the industry’s wholesale financing. Conseco Finance discontinued approving and funding new floor plan loan requests in April 2002 and filed for bankruptcy protection in December 2002. With Conseco’s exit, Deutsche Financial Services was the largest remaining floor plan lender, providing approximately 20% of the industry’s wholesale financing. Deutsche Financial Services discontinued approving and funding new floor plan loan requests in November 2002 and is proceeding to liquidate its existing floor plan receivables. There are currently three national lending institutions that specialize in providing wholesale floor plan financing to manufactured housing retailers. Reduced availability of floor plan lending may affect the inventory levels of our independent retailers, their number of retail sales centers and related wholesale demand, and may also have an adverse effect on our access to capital on an ongoing basis.

We have contingent repurchase obligations related to wholesale financing provided to industry retailers

      In accordance with customary business practice in the manufactured housing industry, we have entered into repurchase agreements with various financial institutions and other credit sources who provide floor plan financing to industry retailers, which provide that we will be obligated, under certain circumstances, to repurchase homes sold to retailers in the event of a default by a retailer in its obligation to such credit sources. Under these agreements, we have agreed to repurchase homes at declining prices over the term of the agreement (which in most cases is 18 months). We estimate that our potential obligations under such repurchase agreements were approximately $23.3 million as of March 31, 2003. During fiscal 2001, fiscal 2002 and fiscal 2003, we incurred net expenses under these repurchase agreements totaling approximately $690,000, $316,000 and $0, respectively. We may be required to honor contingent repurchase obligations in the future and may incur additional expense as a consequence of these repurchase agreements.

The manufactured housing industry is highly competitive, and competition may increase the adverse effects of industry conditions

      The manufactured housing industry is highly competitive. Competition at both the manufacturing and retail levels is based upon several factors, including price, product features, reputation for service and quality, merchandising, terms of retailer promotional programs and the terms of retail customer financing. Numerous companies produce manufactured homes in our markets. In addition, our homes compete with repossessed homes that are offered for sale in our markets. A number of our manufacturing competitors also have their own retail distribution systems and consumer finance and insurance operations. The ability to offer consumer finance and insurance products may provide some of our competitors with a competitive advantage. In addition, there are many independent manufactured housing retail locations in most areas where we have retail operations. Because barriers to entry for manufactured housing retailers are low, we believe that, where wholesale floor plan financing is available, it is relatively easy for new retailers to enter into our markets as competitors. In addition, our products compete with other forms of low to moderate-cost housing, including new and existing site-built homes, apartments, townhouses and condominiums. If we are unable to compete effectively in this environment, our retail sales and wholesale shipments could be reduced. As a result, our growth could be limited.

If we are unable to establish or maintain relationships with independent retailers who sell our homes, our sales could decline

      During fiscal 2003, approximately 92% of our wholesale shipments of manufactured homes were made to independent retail locations in the United States. As is common in the industry, independent retailers may sell manufactured homes produced by competing manufacturers. We may not be able to establish relationships with new independent retailers or maintain good relationships with independent retailers that sell our homes. Even if we do establish and maintain relationships with independent retailers, these retailers are not obligated to sell our manufactured homes exclusively, and may choose to sell our competitors’ homes instead. The independent retailers with whom we have relationships can cancel these relationships on short notice. In addition, these retailers may not remain financially solvent, as they are subject to industry, economic, demographic and seasonal trends similar to the ones we face. If we do not establish and maintain relationships with solvent independent retailers in one or more of our markets, sales in those markets could decline.

The manufactured housing industry is seasonal, and this causes our results of operations to fluctuate

      The manufactured housing industry is generally seasonal. In states other than Arizona, sales during the period from March to November are higher than in other months. As a result, our operating results tend to fluctuate on a seasonal basis, with less favorable conditions prevailing in the winter months.

Our results of operations can be adversely affected by the pricing and availability of raw materials

      Our results of operations can be affected by the pricing and availability of raw materials. Although we attempt to increase the sales prices of our homes in response to higher materials costs, such increases typically lag behind the escalation of materials costs. Three of the most important raw materials used in our operations, wood and wood products, gypsum wallboard and insulation, have experienced significant price fluctuations in recent periods. Although we have not experienced any severe or prolonged shortage of such building materials to date, there can be no assurance that sufficient supplies of wood and wood products, gypsum wallboard and insulation, as well as other raw materials, will continue to be available to us on satisfactory terms.

If the manufactured housing industry is not able to secure favorable local zoning ordinances, our sales could decline and our business could be adversely affected

      Manufactured housing communities and individual home placements are subject to local zoning ordinances and other local regulations relating to utility service and construction of roadways. In the past, property owners often have resisted the adoption of zoning ordinances permitting the location of manufactured homes in residential areas, which we believe has restricted the growth of the industry. Manufactured homes may not achieve widespread acceptance and localities may not adopt zoning ordinances permitting the development of manufactured home communities. If the manufactured housing industry is unable to secure favorable local zoning ordinances, our sales could decline and our business, results of operations and financial condition could be adversely affected.

The loss of any of our executive officers could reduce our ability to execute our business strategy and could have a material adverse effect on our business and results of operations

      We are dependent to a significant extent upon the efforts of our executive officers, particularly Joseph H. Stegmayer, our Chief Executive Officer, David L. Blank, our Vice President of Operations, and Sean K. Nolen, our Chief Financial Officer. The loss of the services of one or more of our executive officers could impair our ability to execute our business strategy and have a material adverse effect upon our business, financial condition and results of operations. We currently have no key man life insurance for any of our executive officers.

Risks Related to the Distribution

We have no recent operating history as an independent company

      During the past several years, our manufactured housing business has operated as a wholly owned subsidiary of Centex. Accordingly, our management team does not have any recent experience in operating our company as an independent public company. After the distribution, we will be an independent public company and will have no affiliation with Centex. Our ability to satisfy our obligations and achieve or maintain profitability will be solely dependent upon the future performance of our business, and we will not be able to rely upon the financial and other resources of Centex. In addition, our management team will need to develop the expertise needed to comply with the numerous regulatory and other requirements applicable to independent public companies, including requirements relating to corporate governance, listing standards and securities and investor relations issues.

You may have difficulty evaluating our business, as our historical financial information may not be representative of what our results of operations would have been if we had been an independent company

      Our historical financial statements included in this information statement may not reflect the results of operations, financial condition and cash flows that would have been achieved by our company had we been operated independently during the periods and as of the dates presented. We have not made adjustments to this information to reflect changes that will or may occur in our cost structure, funding and operations as a result of the distribution. Among other things, our historical financial statements may not reflect the costs to us of borrowing funds as a stand-alone entity, additional compensation costs or the costs of complying with laws and regulations applicable to public companies.

The combined market value of the common stock of Centex and our common stock after the distribution may not equal or exceed the pre-distribution market value of Centex common stock

      The combined market value of the outstanding shares of Centex common stock and our common stock after the distribution may not be equal to or greater than the market value of the outstanding shares of Centex common stock prior to the distribution. After the distribution, shares of Centex common stock will continue to be listed for trading on the New York Stock Exchange and the London Stock Exchange and we expect that our common stock will be traded on the Nasdaq National Market.

We are dependent on Centex for the performance of certain corporate functions

      In recent years, Centex has performed certain significant corporate functions for us, including legal functions, accounting, benefit program administration, insurance administration, internal audit and tax services. Centex has historically not imposed any charge for these services, and our historical financing statements do not reflect an allocation of the corporate overhead costs incurred by Centex in providing them. Centex will continue to provide some of these services to us during an interim period after the distribution in exchange for a fee payable by us pursuant to an administrative services agreement. For a description of the terms of this agreement, see “Relationship Between Centex and Us After the Distribution — Administrative Services Agreement.” Once the distribution is completed, we intend to take steps to create our own, or to engage third parties to provide, corporate business functions that will replace many of those currently provided by Centex. As an independent public company, we will be required to bear the cost of replacing these services. There can be no assurance that we will be able to perform, or engage third parties to provide, these functions with the same level of expertise and on the same or as favorable terms as they have been provided by Centex.

We could be responsible for certain tax liabilities if the Internal Revenue Service challenges the tax-free nature of the distribution

      Centex has received a private letter ruling from the Internal Revenue Service to the effect that the distribution of shares of Cavco common stock to stockholders of Centex will be tax-free to its stockholders, except to the extent that cash is received in lieu of fractional shares, and that Centex will generally not recognize income, gain or loss for federal income tax purposes as a result of the distribution. The ruling is based on current law and is subject to the accuracy of certain representations made by Centex in its request for the private letter ruling and certain assumptions regarding Centex and us that are described in the ruling.

      Although Centex and we are not aware of any facts or circumstances that would cause the representations made by Centex in its request for the private letter ruling or the assumptions on which the ruling is based to be materially incorrect, no assurance can be given in this regard. If any of these representations or assumptions were to prove to be materially incorrect, and the Internal Revenue Service were to challenge the tax-free nature of the distribution, it is possible that the distribution could be held to be a distribution taxable as a dividend by Centex of our common stock to the stockholders of Centex for federal income tax purposes.

      If the distribution were held to be a taxable distribution, Centex would be subject to tax to the extent that the fair market value of our common stock exceeds the adjusted tax basis of Centex in our common stock at the time of the distribution. In addition, each holder of Centex common stock who received shares of our common stock in the distribution would generally be treated as having received a taxable dividend in an amount equal to the fair market value of our common stock received at the time of the distribution (assuming that Centex has current or accumulated earnings and profits equal to the total value of the distribution).

      Pursuant to a tax sharing agreement to be entered into between us and Centex, we have agreed, in certain circumstances, to indemnify Centex against any tax liability that is incurred as a result of the failure of the distribution to qualify as a tax-free transaction. If we are required to make this payment and the amount is significant, the payment could have a material adverse effect on our financial condition and results of operations.

Events subsequent to the distribution could result in significant tax liability

      Under United States federal income tax laws, even if the distribution qualifies for tax-free treatment, Centex may nevertheless be subject to tax if acquisitions or issuances of either our common stock or Centex stock following the distribution cause the stockholders of Centex (determined as of the effective time of the distribution) to subsequently own less than a majority of outstanding shares of either Centex or us. In particular, this tax will apply if such issuances or acquisitions occur as part of a plan or series of related transactions that include the distribution. For this purpose, any acquisitions or issuance of Centex stock or our stock within two years before or after the distribution are presumed to be part of such a plan, although this presumption may be rebutted. If the subsequent acquisitions or issuance of either the stock of Centex or our stock triggers this tax, Centex will be subject to tax on the gain that would have resulted from a sale of our stock distributed in the distribution. Because of this, pursuant to a tax sharing agreement between us and Centex, we have agreed that we will not liquidate, merge or consolidate with any other entity within two years of the distribution, dispose of a substantial portion of our assets within two years of the distribution, or take any other action which would cause the distribution to fail to qualify as a tax-free transaction. In addition, we are obligated in certain circumstances to indemnify Centex against any losses or expenses incurred by Centex in the event any such tax is imposed by the Internal Revenue Service.

We may be required to satisfy certain indemnification obligations to Centex, or may not be able to collect on indemnification rights from Centex

      We are entering into a distribution agreement with Centex in connection with the distribution, which agreement allocates responsibility between Centex and us for various liabilities and obligations. For example, the distribution agreement provides that we and Centex will agree to indemnify one another against claims arising with respect to the indebtedness, liabilities and obligations that will be retained by our respective companies. These indemnification obligations could be significant. Our ability to satisfy any such indemnification obligations will depend upon the future financial strength of our company. At the present time, we cannot determine whether we will have to indemnify Centex for any substantial obligations after the distribution. We also cannot assure you that we will be successful in collecting on any indemnification obligations that may be owing to us by Centex. If we or Centex were unable to fund or collect on these indemnification obligations, our financial condition and results of operations could be adversely affected. See “Relationship Between Centex and Us After the Distribution — Distribution Agreement.”

There is no public market for our common stock

      Our common stock currently is not publicly traded. However, a trading market for the entitlement to receive shares of our common stock in the distribution, referred to as a “when-issued” market, may develop on or shortly before the record date for the distribution. See “The Distribution — Manner of Effecting the Distribution — Trading Between the Record Date and the Distribution Date.” After the distribution of shares of our common stock to the stockholders of Centex, the public market will establish trading prices for our common stock. We cannot assure you that an active public market for our common stock will develop or be sustained.

Substantial sales of our common stock following the distribution could depress the market price of our common stock

      All of the shares of our common stock issued in the distribution, other than shares distributed to our affiliates, will be eligible for immediate resale in the public market. It is likely that some Centex stockholders will sell shares of our common stock received in the distribution for various reasons, including the fact that our business profile or market capitalization as an independent company does not fit their investment objectives. Moreover, a substantial number of shares of Centex common stock are held by index funds tied to the Standard & Poor’s 500 Index or other indices. These index funds may be required to sell the shares of our common stock that they receive in the distribution, as our stock may not be included in the underlying indices. Any sales of substantial amounts of our common stock in the public market, or the perception that such sales might occur, could depress the market price of our common stock. We are unable to predict whether substantial amounts of our common stock will be sold in the open market following the distribution. See “Trading of Our Common Stock.”

After the distribution, the price of our common stock may be subject to wide fluctuations

      The price of our common stock after the distribution may fluctuate widely, depending upon a number of factors, many of which are beyond our control. These factors include:

•	the perceived prospects of our business and the manufactured housing industry as whole;

•	differences between our actual financial and operating results and those expected by investors and analysts;

•	changes in analysts’ recommendations or projections;

•	changes affecting the availability of financing in the wholesale and consumer lending markets;

•	actions or announcements by our competitors;

•	changes in the regulatory environment in which we operate; and

•	changes in general economic or market conditions.

      In addition, stock markets generally experience significant price and volume volatility from time to time which may adversely affect the market price of our common stock for reasons unrelated to our performance.

Certain provisions of our organizational documents could delay or make more difficult a change in control of our company

      Certain provisions of our restated certificate of incorporation and restated bylaws could delay or make more difficult transactions involving a change of control of our company, and may have the effect of entrenching our current management or possibly depressing the market price of our common stock. For example, our restated certificate of incorporation and restated bylaws authorize blank series preferred stock, establish a staggered board of directors and impose certain procedural and other requirements for stockholder proposals. Furthermore, the fact that income taxes could be imposed as a result of ownership changes occurring in conjunction with the distribution may have the effect of delaying or making more difficult certain transactions involving a change of control of our company. We have agreed with Centex pursuant to a tax sharing agreement between us and Centex that we will not liquidate, merge or consolidate with any other entity within two years of the distribution, dispose of a substantial portion of our assets within two years of the distribution, or take any other action which would cause the distribution to fail to qualify as a tax-free transaction. See “The Distribution — Certain Federal Income Tax Consequences of the Distribution” and “Description of Our Capital Stock.”

We have a significant number of authorized but unissued shares which, if issued, could dilute the equity interests of our existing stockholders and adversely affect earnings per share

      If a significant number of additional shares of our common stock are issued following the distribution, the equity interests of our existing stockholders would be diluted and our earnings per share could be adversely affected. Immediately following the distribution, we will be authorized to issue up to 6,956,830 additional shares of common stock. Our board of directors has full discretion to issue shares of our common stock at any time in the future without stockholder approval, subject to applicable legal, stock exchange and other regulatory requirements. See “Capitalization” and “Description of Our Capital Stock.”

We do not expect to pay dividends on our common stock

      We do not expect to pay any dividends on our common stock in the foreseeable future. The payment of dividends to our stockholders is subject to the discretion of our board of directors, and various factors may prevent us from paying dividends. Such factors include our cash requirements and liquidity and the requirements of state corporate and other laws. In addition, the terms of our new credit facility to be entered into in connection with the distribution are expected to place significant limitations on our ability to pay dividends and make other distributions. See “Dividend Policy” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

FORWARD-LOOKING STATEMENTS

      Certain statements contained in this information statement are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this information statement that are not historical in nature are forward-looking, and the words “anticipate,” “believe,” “expect,” “project,” “intend,” “estimate” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements are included, for example, in discussions regarding:

•	the manufactured housing industry;

•	our financial performance and operating results;

•	our operational and legal risks;

•	how we may be affected by governmental regulations and legal proceedings;

•	the expected effect of certain risks and uncertainties on our business, financial condition and results of operations;

•	the distribution of our shares of common stock by Centex; and

•	our relationship with Centex after the distribution.

      All forward-looking statements are subject to risks and uncertainties, many of which are beyond our control. As a result, our actual results or performance may differ materially from anticipated results or performance. Also, forward-looking statements are based upon management’s estimates of fair values and of future costs, using currently available information. Therefore, actual results may differ materially from those expressed or implied in those statements. Factors that could cause such differences to occur include, but are not limited to, those discussed under the heading “Risk Factors” and elsewhere in this information statement. We expressly disclaim any obligation to update any forward-looking statements contained in this information statement, whether as a result of new information, future events or otherwise. For all of these reasons, you are cautioned not to place undue reliance on any forward-looking statements included in this information statement.

THE DISTRIBUTION

Background and Reasons for the Distribution

      Background of the distribution. In 1996, Centex began to actively explore the possibility of entering the manufactured housing industry. At the time, Centex management anticipated that entering into the manufactured housing market would enable it to expand its range of housing products and reach a broader spectrum of first-time entry-level buyers.

      Centex management believed that in order to make a successful entry into the manufactured housing industry it would need to have an integrated operation that included manufacturing, finance, land development and retail components. Centex expected to leverage its proven abilities in many of these areas to create the first truly integrated manufactured housing company. For example, Centex believed that it could use expertise developed over many years in the homebuilding business to develop manufactured housing subdivisions and manage the financial risks associated with financing manufactured homes.

      In April 1998, Centex acquired 80.5% of Cavco Industries, LLC, our predecessor. This purchase was expected to be the first step in the creation of a material manufactured housing operation within Centex. Since that time, however, Centex has determined that it is not feasible for it to execute its original strategy due to a variety of factors, including the lack of favorably priced acquisition opportunities, the difficulty in obtaining zoning permits that would allow large manufactured housing subdivisions, the existence of conflicts with its site-built housing business and difficult conditions in the manufactured housing industry as a whole.

      Reasons for the distribution. The Centex board of directors believes that the distribution is in the best interests of Centex, its stockholders and us in light of its experience in the manufactured housing industry as described above. The Centex board of directors believes that the distribution will result in various benefits to Centex and to us, including the following:

•	Improved Management Focus. The distribution will allow management of our business and Centex’s other businesses to focus solely on the opportunities and challenges specific to each business, including the adoption of strategies and resource allocation policies that reflect the financial and strategic characteristics of each business.

•	Elimination of Competition for Capital. The distribution will eliminate competition for capital between our business and Centex’s other businesses. A substantial majority of the revenues and operating income of Centex are derived from its conventional home building business, which is highly capital-intensive. In recent periods, Centex has generated high returns on equity invested in its conventional home building business, which has made it difficult for us to obtain capital from Centex to expand our operations.

•	Clearer Industry Focus. The distribution will provide greater clarity and allow the investment community to better understand and evaluate our business and Centex’s other businesses. At present, our performance is regarded as a small component of the results of operations of Centex, which we believe has not benefited either Centex or us.

•	Employee Compensation and Retention. The distribution should assist us in attracting and retaining high caliber employees with experience in the manufactured housing industry. We will be able to provide better incentives to such employees in the form of stock options and other compensation tied directly to the performance of our business.

•	Opportunity to Achieve Higher Share Price Multiple. The distribution should provide us the opportunity to achieve a share price multiple characteristic of the manufactured housing industry. Historically, publicly traded homebuilders have traded in a price-earnings multiple range of seven to fourteen. Manufactured housing companies have historically traded in the low to mid-teens.

Manner of Effecting the Distribution

      General. The terms and conditions relating to the distribution will be set forth in the distribution agreement between Centex and us. In the event that all conditions to the distribution are satisfied or waived, and subject to the right of the board of directors of Centex to amend, modify, deter or abandon the distribution at any time prior to the record date, the distribution will be made on or about the distribution date to stockholders of record of Centex on the record date. See “Relationship Between Centex and Us After the Distribution — Distribution Agreement.”

      Distribution agent. The distribution agent that has been engaged by Centex for purposes of effecting the distribution is Mellon Investor Services L.L.C. The address and telephone number of the distribution agent is 85 Challenger Road, Ridgefield Park, NJ 07660, (800) 635-9270.

      Number of shares to be distributed. Pursuant to the distribution agreement, for each share of Centex common stock that you own at 5:00 p.m., Central time, on                     , 2003, the record date for the distribution, you will be entitled to receive .05 shares of our common stock. However, if upon applying the distribution ratio, you would be entitled to less than one share of our common stock, you will receive a cash payment in exchange for such fractional share. See “— When and how you will receive the shares” below.

      You are not required to pay cash or any other consideration for the shares of our common stock that you receive in the distribution. You will continue to own your shares of Centex common stock and, if you were a Centex stockholder on the record date for the distribution, you will also receive shares of our common stock. The distribution will not otherwise change the number of, or the rights associated with, outstanding Centex common shares.

      All shares of our common stock distributed to Centex stockholders in the distribution will be fully paid and nonassessable, and the holders thereof will not be entitled to preemptive rights. See “Description of Capital Stock.”

      Trading between the record date and the distribution date. During the period beginning approximately two business days prior to the record date and ending at the market close on the distribution date, there will be two markets in shares of Centex common stock: a “regular way” market and an “ex-dividend” market. Shares that trade on the regular way market will trade with an entitlement to shares of our common stock distributed pursuant to the distribution. Shares that trade on the ex-dividend market will trade without an entitlement to shares of our common stock distributed pursuant to the distribution. Therefore, if you own Centex common shares at 5:00 p.m., Central time, on the record date, and sell those shares on the regular way market prior to market close on the distribution date, you will also be trading the shares of our common stock that would have been distributed to you pursuant to the distribution. If you sell those shares of Centex common stock on the ex-dividend market prior to the distribution date, you will still receive the shares of our common stock that were to be distributed to you pursuant to your ownership of shares of Centex common stock.

      Furthermore, between the period beginning on or shortly before the record date and market close on the distribution date, a “when-issued” trading market in our common stock may develop. The when-issued trading market will be a market for shares of our common stock that will be distributed to Centex stockholders on the distribution date. If you own shares of Centex common stock at 5:00 p.m., Central time, on the record date, then you will be entitled to shares of our common stock distributed pursuant to the distribution. You may trade this entitlement to shares of our common stock, without the shares of Centex common stock you own, on the when-issued trading market.

      When and how you will receive the shares. Centex will effect the distribution after market close on the distribution date by releasing its shares of our common stock to be distributed in the distribution to Mellon Investor Services L.L.C., the distribution agent for the distribution. As of 5:00 p.m., Central time, on June      , 2003, the distribution agent will cause the shares of our common stock to which you are entitled to be registered in your name. As of that time, you will become the record holder of that number of shares of our common stock.

      The distribution agent will not deliver any fractional shares of our common stock in connection with the distribution. Instead, the distribution agent will aggregate all fractional shares and sell them on behalf of those holders who otherwise would be entitled to receive a fractional share. Such holders will then receive a cash payment in the amount of their pro rata share of the total net proceeds of that sale.

      You will receive shares of our common stock by book-entry transfer or through delivery of stock certificates representing such shares from the distribution agent. The distribution agent will begin distributing shares of our common stock on or promptly after June      , 2003. Your check for any cash that you may be entitled to receive instead of fractional shares of our common stock will follow separately. We currently estimate that it will take approximately two weeks from the distribution date for the distribution agent to complete these mailings. No interest will accrue on the amount of any payment made in lieu of the issuance of a fractional share.

      Holders of Centex common stock should not send certificates to us, Centex or the distribution agent. After the distribution, Centex stock certificates will continue to represent the same number of shares of Centex common stock as is currently shown on the face of each certificate.

Results of the Distribution

      After the distribution, we will be a separate public company. The number and identity of the holders of our common stock immediately following the distribution will be approximately the same as the number and identity of the holders of Centex common stock on the record date. Immediately after the distribution, we expect to have approximately 3,300 holders of record of our common stock and 3,043,170 shares of our common stock outstanding, based on the number of stockholders of record of Centex common stock and the number of outstanding shares of Centex common stock on March 31, 2003.

Treatment of Centex Stock Options

      No change or adjustment of any kind will be made in connection with the distribution to options granted by Centex under its stock option plans.

Accounting Treatment of the Distribution

      As a result of the distribution, the stockholders’ equity of Centex will decrease by an amount equal to the net book value of the assets and liabilities of our company, which will be removed from the balance sheet of Centex during the period in which the distribution is completed.

      We will continue to have the same basis in our assets after the distribution as we had immediately prior to the distribution.

Certain Federal Income Tax Consequences of the Distribution

      The following discussion sets forth the material federal income tax consequences of the distribution applicable to Centex stockholders that hold their shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, which we refer to as the “Tax Code.” However, the discussion does not address all federal income tax considerations that may be relevant to particular stockholders in light of their individual circumstances or to stockholders who are subject to special rules, including, without limitation:

•	financial institutions;

•	tax-exempt organizations;

•	insurance companies;

•	dealers in securities or foreign currencies;

•	foreign holders;

•	persons who hold such shares as a hedge against currency risk, or as part of a constructive sale or conversion transaction; or

•	holders who acquired their shares upon the exercise of employee stock options or otherwise as compensation.

      Each stockholder is urged to consult the holder’s own tax adviser to determine the tax consequences to the holder of the distribution in light of the holder’s particular circumstances, including the applicability and effect of federal, state, local and foreign income and other tax laws and possible changes in those tax laws (which may have retroactive effect).

      Centex has received a private letter ruling from the Internal Revenue Service that our formation by Centex and the distribution of shares of our common stock qualify as tax-free transactions for U.S. federal income tax purposes pursuant to Sections 368(a)(1)(D) and 355 of the Tax Code. This means that the distribution of shares of our common stock to stockholders of Centex will be tax-free to its stockholders, except to the extent that cash is received in lieu of fractional shares, and that Centex will generally not recognize income, gain or loss for federal income tax purposes as a result of the distribution.

      To determine a stockholder’s tax basis in our common stock, the stockholder will have to allocate the tax basis that it has in its Centex shares between its Centex shares and its shares of our common stock based on their relative fair market values on the date of the distribution. Stockholders should consult their tax advisors regarding the application of the tax basis calculation to their particular circumstances and holdings. The holding period for our stock received by a Centex stockholder in the distribution will include the period during which the stockholder has held its Centex stock on which our common stock was distributed.

      Centex will not distribute any fractional shares of our common stock. Instead, each holder of Centex shares who would otherwise be entitled to receive a fraction of a share of our common stock will receive cash, without interest, in lieu of a fractional share. A Centex stockholder who receives cash instead of a fractional share of our common stock will generally recognize capital gain or loss based on the difference between the amount of cash received instead of a fractional share and the stockholder’s tax basis in such fractional share.

      Following the date of the distribution, Centex will provide stockholders with a statement that describes the distribution and its tax-free treatment pursuant to Section 355 of the Tax Code. Pursuant to regulations in the Tax Code, stockholders must attach this statement to their U.S. federal income tax return for the tax year in which the distribution occurs.

      Centex has received a private letter ruling that the distribution will be tax-free to Centex and its stockholders, other than those stockholders who receive cash in lieu of fractional shares, who will be taxed on such cash payment. The ruling is premised, however, on the accuracy of certain representations made by Centex in its request for the private letter ruling and certain assumptions regarding Centex and us that are described in the ruling. If those factual representations and assumptions prove to be materially incorrect, it is possible that the distribution could be taxable. For a more complete discussion of the tax consequences should this occur, see “Risk Factors.”

      The discussion of federal income tax consequences set forth above is general information based on existing law as of the date of this information statement. Stockholders are urged to consult their tax advisers to determine the particular tax consequences to them of the distribution (including the applicability and effect of federal, state, local, foreign and other tax laws).

Solvency Opinion

      Valuation Research Corporation has provided an opinion to Centex’s board of directors as to the solvency and capitalization of Centex and us following the distribution. In particular, Valuation Research Corporation has rendered an opinion to Centex’s board of directors that, after giving effect to the distribution:

•	the present fair saleable value of the assets of Centex exceed its liabilities (including, without limitation, stated liabilities and identified contingent liabilities);

•	the present fair salable value and fair value of our assets will exceed our liabilities (including, without limitation, stated liabilities and identified contingent liabilities);

•	we will be able to pay our debts (including, without limitation, stated liabilities and identified contingent liabilities) as such debts mature during the normal course of business;

•	we will not have unreasonably small capital for the business in which we are and will be engaged;

•	Centex will be able to pay its debts as they become due in the usual course of business; and

•	the total assets of Centex will exceed the sum of its total liabilities plus the amount that would be needed, if Centex were dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders of Centex whose preferential rights are superior to those receiving the distribution.

      The opinion of Valuation Research is rendered with respect to Centex and us as going concerns, after giving effect to the distribution. Valuation Research indicated that nothing came to its attention that caused them to believe that Centex or we, after giving effect to the distribution, would not be viable going concerns.

      In expressing its opinion, Valuation Research relied on information and analyses furnished by and discussions held with management of Centex and us and its and our advisors. Valuation Research does not assume responsibility for the sufficiency and accuracy of such information, although nothing came to its attention which led it to believe that such information is insufficient or incorrect in any material respect or that it was unreasonable for Valuation Research to utilize and rely upon such information.

      The opinion of Valuation Research is solely for the information of and assistance to the Board of Directors of Centex in connection with the distribution. The opinion does not in any way indicate a view as to the fairness of the distribution to the stockholders of Centex or us. Furthermore, the opinion should not be viewed as representing investment advice to any person.

Modification or Abandonment of the Distribution

      The distribution may be amended, modified or abandoned at any time prior to the record date by, and in the sole discretion of, Centex’s board of directors. In addition, the distribution will not be completed unless all of the conditions contained in the distribution agreement have been satisfied or waived by Centex.

RELATIONSHIP BETWEEN CENTEX AND US

AFTER THE DISTRIBUTION

      We are currently a wholly owned subsidiary of Centex, and our results of operations are included in the consolidated financial results of Centex. After the distribution, we will be an independent public company and Centex will not have any ownership interest in us. Furthermore, except as described below, all contractual relationships existing prior to the distribution between Centex and us will be terminated, except for commercial relationships in the ordinary course of business and except for those agreements described in this information statement.

      Prior to the distribution, we will enter into certain agreements with Centex to define our ongoing relationship after the distribution and to allocate tax, employee benefits and certain other liabilities and obligations arising from periods prior to the distribution date. These agreements are summarized below and will be filed as exhibits to the registration statement on Form 10 of which this information statement forms a part. The summaries of these agreements provided in this information statement are qualified in their entirety by reference to the full text of such agreements.

Distribution Agreement

      We will enter into a distribution agreement with Centex providing for, among other things, the corporate transactions required to effect the distribution, the terms of and conditions to the distribution and other arrangements relating to the distribution. The distribution agreement will also provide for:

•	the transfer by Centex to us of certain intellectual property used in our business;

•	the merger of our predecessor, Cavco Industries, LLC, with and into our company;

•	resignations by our employees and officers from their positions as employees or officers of Centex and resignations by employees or officers of Centex from their positions as our employees or officers;

•	certain mutual obligations between Centex and us to cooperate in activities related to the distribution;

•	certain on-going mutual indemnification obligations between Centex and us; and

•	certain mutual confidentiality obligations between Centex and us.

      We and Centex will each have sole responsibility for expenses and claims arising out of our or its own activities after the distribution.

      Conditions precedent to the distribution. Centex will have the absolute discretion to determine the terms of the distribution, whether to proceed with the distribution and the date of the distribution. Notwithstanding that discretion, there are a number of conditions to the distribution, including the following:

•	The Form 10 registration statement has become effective under the Securities Exchange Act of 1934;

•	The information statement has been mailed to the holders of Centex common stock as of the record date;

•	Our common stock has been admitted for trading on the Nasdaq National Market, subject to official notice of the distribution;

•	Our restated certificate of incorporation and restated bylaws are in effect;

•	All regulatory approvals necessary to consummate the distribution, if any, have been received and are in full force and effect;

•	No order, preliminary or permanent injunction or decree has been issued by any court of competent jurisdiction or other legal restraint or prohibition that prevents the consummation of the distribution is in effect;

•	Centex’s board of directors has received an opinion from a nationally recognized valuation firm, and is otherwise reasonably satisfied that, after giving effect to the distribution, neither Centex nor we will be insolvent or have unreasonably limited capital or assets with which to engage in its or our business, Centex and we will be able to pay its or our debts as they become due in the usual course of business, and Centex’s and our total assets will not be less than the sum of its or our total liabilities; and

•	Centex has received a ruling from the Internal Revenue Service to the effect that the distribution will be a tax-free transaction for federal income tax purposes, and such ruling is in form and substance satisfactory to Centex in its sole discretion.

      Division of assets. Almost all of the assets and employees necessary to operate our business following the distribution are currently our assets and employees, and there is therefore no need to transfer employees in connection with the distribution. In connection with the distribution, we have transferred all of our ownership interests and all of our related obligations and liabilities in our idled facilities in Belen, New Mexico and Seguin, Texas to Centex. Centex has agreed to assume all liabilities arising from or related to these two facilities. In addition, Centex will transfer to us certain trademark and other intellectual property rights related to our business.

      Access to information; confidentiality. Centex and we have agreed to provide to each other, upon request, any information in our or its possession that the other party reasonably needs in order to comply with governmental or regulatory requirements or to comply with our or its obligations under the distribution agreement, the tax sharing agreement or the administrative services agreement. Each party has agreed to hold in confidence all non-public information concerning the other party unless compelled to disclose such information by law.

      Expenses. Except as otherwise set forth in the distribution agreement or in any other agreement between Centex and us, all costs or expenses incurred on or prior to the distribution date in connection with the distribution will be charged to and paid by the parties to the distribution and related transactions on a pro rata basis allocated in proportion to the net book value of their respective assets.

      Dispute resolution. The parties have agreed to attempt to resolve any disputes in good faith through negotiation and, failing that, through non-binding mediation. In addition, either party may pursue litigation if, within 10 business days (or any other period agreed to by Centex and us) after the commencement of such mediation, the dispute has not been resolved. Any duties owed by one party to the other will continue to be owed during any such dispute.

      Indemnification. We have agreed to indemnify and hold harmless Centex from any claims following the distribution date arising out of any and all debts, liabilities, assessments, costs and any other obligations of any kind arising from the conduct of our business and any damages associated therewith. Centex has agreed to indemnify and hold us harmless from any claims following the distribution date arising out of any and all debts, liabilities, assessments, costs and any other obligations of any kind not arising from the conduct of our business.

Tax Sharing Agreement

      We have entered into a tax sharing agreement with Centex in order to allocate the responsibilities for certain tax matters. Pursuant to the agreement, we have agreed that we will not liquidate, merge or consolidate with any other entity within two years of the distribution, dispose of a substantial portion of our assets within two years of the distribution, or take any other action which would cause the distribution to fail to qualify as a tax-free transaction. In addition, we have also agreed, in certain circumstances, to indemnify Centex against any tax liability that is incurred as a result of the failure of the distribution to qualify as a tax-free transaction. The agreement also allocates responsibilities for certain miscellaneous matters such as the filing of tax returns, payment of taxes, maintenance of records and procedures for handling certain audits and examinations.

Administrative Services Agreement

      General. We will enter into an administrative services agreement with Centex Service Company, a subsidiary of Centex, pursuant to which Centex Service Company will provide us certain administrative and other services described below.

      Term. The administrative services agreement will have a term of three years. The agreement contemplates that the administrative services to be provided by Centex Service Company will be phased out over the three-year term.

      Services. Pursuant to the administrative services agreement, Centex Service Company will provide us the following administrative and other services:

•	Legal. Centex Service Company will provide certain legal services necessary for:

†	continued management of intellectual property;

†	assistance with management of litigation;

†	assistance with public company reporting issues and required filings, including Nasdaq compliance and regulatory filings and audit committee requirements and documentation; and

†	corporate secretarial work, including maintenance of minute books and qualifications.

•	Public/ Investor Relations. Centex Service Company will provide assistance in preparing and issuing press releases. Centex will perform a review function and handle the distribution to the market through its existing resources and relationships.

•	Accounting. Centex Service Company will make available accounting and financial reporting personnel to assist us on an as-needed basis with technical questions and issues.

•	Benefit Programs. Centex Service Company will assist us in administering all of our current health and welfare plans and all of our current retirement plans. Centex Service Company will assist us in negotiating and transitioning these plans into separate stand-alone plans.

      Compensation. We will pay Centex Service Company a fee of $75,000 per year, payable in equal monthly installments of $6,250, for its services under the administrative services agreement, which is intended to represent an agreed upon estimate of the fair market value of such services. If we fail to make such monthly payment within ten days following the first day of any month, the amount so owing by us will bear interest from the first day of such month until we have made payment. Prior to March 31 of each year during the term of the administrative services agreement, we and Centex Service Company will mutually determine, based on the fair market value of such services, the monthly fee to be paid to Centex Service Company for the twelve-month period commencing April 1 of the same year.

      In addition to the monthly compensation described above, we will reimburse Centex Service Company for all out-of-pocket expenses incurred by it in performing services. Out-of-pocket expenses will not include general and administrative services.

      Insurance. Centex Service Company will manage and monitor all of our insurance and bonding programs, and will maintain joint insurance coverage, including general liability, primary and excess umbrella, automobile, liability, and workers’ compensation, as well as joint bonding programs, for our benefit. The amount, term and conditions of coverage to be maintained will be determined by Centex Service Company in its sole discretion. The allocation of cost between us and Centex Service Company will be determined by Centex Service Company and will be based on, among other things, revenues, number of employees, types of business and nature of risks. We intend to develop our own broker relationships and transition to a stand-alone program when such a transition is feasible at reasonable cost.

      We will pay our allocated cost under the insurance and bonding programs to Centex Service Company within ten days following receipt of an invoice. If we do not pay within the ten-day period, then the amount owing by us to Centex Service Company will bear interest until paid in full.

      Centex Service Company has the right during the term of the administrative services agreement, in its sole discretion, to amend or eliminate any part or all of the insurance coverage described above, with a corresponding adjustment to the cost allocated to us. Centex Service Company must give us at least 90 days advance notice of any such action.

      Termination. Prior to the end of the three-year term, the administrative services agreement may be terminated as follows:

•	The agreement may be terminated at any time by written agreement of Centex Service Company and us;

•	If either of Centex Service Company or we fail to make any payment due under the agreement or breaches any of the other terms thereof in any material respect, the other party may give written notice of such breach. Subject to certain cure provisions, if the breaching party fails to remedy the breach within 30 days after receiving such notice, the other party may terminate the agreement;

•	If Centex Service Company is dissolved or we are dissolved, the agreement will automatically terminate; and

•	We may terminate the agreement for any reason by notice to Centex Service Company delivered at least 30 days prior to the effective date of termination.

Intellectual Property Agreement

      We will enter into an intellectual property agreement with Centex pursuant to which Centex will transfer to us all rights in and to the trademarks related to our business, including “Cavco,” “Cavco Homes,” “Sunbuilt,” “Villager,” “Sun Villa,” “Cedar Court,” “Westcourt,” “Winrock,” “Catalina,” “Cavco Gold Key Guarantee,” “Saguara,” “Elite,” “Desert Rose,” “Sunburst,” “Cavco Cabins,” “AAA Homes,” “Litchfield Limited,” “Vantage,” “SmartBuilt” and “Cavco Home Center.”

      Pursuant to the intellectual property agreement, Centex will consent to our use of the tradename “Centex” for a period of six months in connection with our business. We must, however, as soon as practicable, and in any event within six months after the distribution date, remove any and all exterior and interior signs and identifiers which refer or pertain to Centex at our expense. After such six-month period, we cannot use or display the name “Centex” or any variations thereof, or other trademarks, tradenames, logos or identifiers using the name “Centex” or otherwise owned by or licensed to Centex which have not been assigned or licensed to us without the prior written consent of Centex. The agreement will allow us to use the “Centex” name in public filings with governmental authorities, materials intended for distribution to our stockholders and any other communications which describe the relationship between us and Centex.

      The intellectual property agreement will also grant us the right to use existing products, supplies and documents being transferred to us which have imprinted thereon or otherwise use a Centex trademark for a period of up to six months following the distribution date. However, we will agree to use only such supplies and documents existing in inventory as of the distribution date and not to order or utilize any additional supplies and documents which have imprinted thereon or otherwise use a Centex trademark.

      We will acknowledge and agree that Centex does not consent to our use of any Centex trademarks other than as provided in the intellectual property agreement and that no license to use any Centex trademarks is being granted to us by Centex.

REASONS FOR FURNISHING THIS INFORMATION STATEMENT

      This information statement is being furnished solely to provide information to Centex stockholders who will receive shares of our common stock in the distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any securities of Centex or of our company. The information contained in this information statement is believed by us to be accurate as of the date set forth on its cover. Changes may occur after that date, and neither Centex nor we will update the information except in the normal course of its or our public disclosure practices.

TRADING OF OUR COMMON STOCK

      Centex currently owns all of the outstanding shares of our common stock. No public market exists and no trading prices are available with respect to our shares. Neither we nor Centex can assure you as to the trading price of our common stock or Centex common stock after the distribution or as to whether their initial combined price will be higher or lower than the price of Centex common stock prior to the distribution.

      After the distribution, approximately 3,043,170 shares of our common stock will be issued and outstanding. In addition, we expect to grant at the time of the distribution or promptly thereafter certain options and restricted stock under our stock incentive compensation plan as described under “Management.”

      We have filed an application for our common stock to be admitted to trading on the Nasdaq National Market under the symbol “CVCO.” Based on the number of holders of Centex common stock of record as of March 31, 2003, we expect to have approximately 3,300 stockholders of record on the date of the distribution.

      The transfer agent and registrar for our common stock is Mellon Investor Services L.L.C.

      An active trading market in our common stock may not develop. If a market does develop, we cannot predict the prices at which our common stock will trade. A “when-issued” trading market in our common stock may develop on or shortly before the record date for the distribution. A “when-issued” trading market occurs when trading in shares begins prior to the time stock certificates are actually available or issued. See “The Distribution — Manner of Effecting the Distribution — Trading Between the Record Date and the Distribution Date.”

      Shares of our common stock distributed to Centex stockholders will be freely transferable, except for shares received by persons who may be deemed to be our “affiliates” under the Securities Act of 1933, as amended. Persons who may be deemed to be our affiliates after the distribution generally may include individuals or entities that control, are controlled by, or are under common control with us, and will include our directors and executive officers. Our affiliates generally may only resell the shares of our common stock held by them:

•	under an effective registration statement under the Securities Act;

•	in compliance with the applicable provisions of Rule 144 under the Securities Act; or

•	pursuant to another exemption from the registration requirements of the Securities Act.

      Under Rule 144, an affiliate may sell, within any three-month period, a number of shares of our common stock that does not exceed the greater of:

•	1% of the then-outstanding shares of our common stock (approximately 30,430 shares immediately after the distribution); or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144,

provided, in either case, applicable requirements concerning availability of public information, manner of sale and notice of sale are satisfied.

      Upon consummation of the distribution, our affiliates will hold approximately 35,136 shares of our common stock. At the time of the distribution, we plan to file with the SEC one or more registration statements to register under the Securities Act the shares of our common stock issuable upon exercise of options granted under our stock incentive plan.

CAPITALIZATION

      Set forth below is the capitalization of Cavco as of March 31, 2003 on a historical basis and as adjusted to reflect the distribution. You should read this table in conjunction with “Selected Financial Data” and the financial statements set forth elsewhere in this information statement.

	March 31, 2003

	Actual	As Adjusted

	(In thousands)
Long-Term Debt	$—	$—

Member’s or Stockholders’ equity:
Preferred Stock, $.01 par value; 1,000,000 shares authorized; no shares issued or outstanding (no shares, as adjusted)	—	—
Common Stock, $.01 par value; 10,000,000 shares authorized; no shares issued and outstanding; (3,043,170 issued and outstanding, as adjusted)(1)	—	30
Contributed Capital or Additional Paid-In Capital	120,061	120,031
Accumulated Deficit	(27,715)	(27,715)
Total Member’s or Stockholders’ Equity	$92,346	$92,346

Total Capitalization	$92,346	$92,346

(1)	Based on the distribution ratio of .05 shares of our common stock for each share of Centex common stock. There were 60,863,391 shares of Centex common stock issued and outstanding at March 31, 2003.

DIVIDEND POLICY

      We do not expect to pay any dividends on our common stock in the foreseeable future. The payment of dividends to our stockholders is subject to the discretion of our board of directors. Our dividend policy will be established by our board of directors from time to time based on various factors, including our results of operations, financial condition, cash requirements and liquidity, the requirements of state corporate and other laws, our future prospects and such other business considerations which may be considered relevant by our board of directors. In addition, the terms of any new credit facility that we enter into are likely to place significant limitations on our ability to pay dividends and make other distributions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

SELECTED FINANCIAL DATA

      The following table presents selected financial data of our predecessor, Cavco Industries, LLC. The data set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the information presented in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and notes thereto included elsewhere in this information statement. The selected financial data as of March 31, 2002 and 2003 and for the fiscal years ended March 31, 2001, 2002 and 2003 were derived from the audited financial statements of Cavco Industries, LLC and its subsidiary. The selected financial data as of March 31, 1999 and 2000 and for the fiscal years ended March 31, 1999 and 2000 were derived from unaudited financial statements of Cavco Industries, LLC and its subsidiary.

      The selected financial data and pro forma data set forth below may not be indicative of our future performance and do not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented. Pro forma data for each period give effect to the distribution as if it had occurred at the beginning of the period.

	Year Ended March 31,

	1999	2000	2001	2002	2003

	(In thousands, except per share data)
Income Statement Data:
Net sales	$138,078	$118,469	$95,480	$95,728	$110,037
Cost of sales	106,065	90,120	77,792	80,429	90,683

Gross profit	32,013	28,349	17,688	15,299	19,354
Selling, general and administrative expenses	17,359	14,744	14,370	11,535	12,200
Impairment charges	—	—	9,496	—	—
Goodwill amortization	3,221	3,416	3,416	—	—

Income (loss) from operations	11,433	10,189	(9,594)	3,764	7,154
Interest expense (income), net	1,210	341	(1,073)	(655)	(344)

Income (loss) from continuing operations	12,643	10,530	(10,667)	3,109	6,810
Income (loss) from discontinued manufacturing operations	1,351	(785)	(11,235)	(1,777)	(3,404)
Loss from discontinued retail operations	(2,876)	(2,804)	(5,367)	(2,768)	(7,951)

Net income (loss)	$11,118	$6,941	$(27,269)	$(1,436)	$(4,545)

Pro Forma Data (unaudited):
Income (loss) from continuing operations	$12,643	$10,530	$(10,667)	$3,109	$6,810
Pro forma income tax (expense) benefit(1)	(5,057)	(4,212)	4,267	(1,244)	(2,724)

Pro forma net income (loss) from continuing operations	$7,586	$6,318	$(6,400)	$1,865	$4,086

Pro forma weighted average common shares outstanding(2)	3,043	3,043	3,043	3,043	3,043

Pro forma net income (loss) per share from continuing operations	$2.49	$2.08	$(2.10)	$0.61	$1.34

Other Data:
Depreciation — continuing operations	$930	$889	$949	$1,202	$1,167

Capital expenditures — continuing operations	$1,719	$1,023	$1,191	$7,465	$373

	Year Ended March 31,

	1999	2000	2001	2002	2003

	(In thousands, except per share data)
Balance Sheet Data:
Restricted cash	$4,912	$5,272	$1,888	$1,148	$2,275
Accounts receivable	8,587	8,226	8,836	3,834	5,264
Inventories	10,716	10,730	10,214	8,302	6,861
Prepaid expenses and other current assets	1,014	1,094	834	679	640
Receivable from Centex(3)	12,347	—	—	—	12,224
Retail assets held for sale	15,155	20,045	15,788	17,459	7,841
Manufacturing assets to be distributed to Centex	11,651	12,197	10,200	8,365	—

Total current assets	64,382	57,564	47,760	39,787	35,105
Property, plant and equipment — net	4,195	4,329	4,415	9,957	9,161
Goodwill	83,618	80,258	67,346	67,346	67,346

Total assets	$152,195	$142,151	$119,521	$117,090	$111,612

Total current liabilities	$43,609	$43,133	$26,597	$24,111	$19,266
Long-term debt, less current portion	4,225	3,915	3,575	3,460	—
Funding provided by Centex(3)	—	9,425	30,940	32,546	—
Total member’s equity	104,361	85,678	58,409	56,973	92,346

Total liabilities and member’s equity	$152,195	$142,151	$119,521	$117,090	$111,612

(1)	Represents the tax (expense) benefit assumed to be incurred, at an effective tax rate of 40%, if we had been a taxable entity during the applicable period.

(2)	Represents the approximate number of shares of our common stock estimated to be distributed to the stockholders of Centex.

(3)	Represents funding provided by Centex arising from various transactions between Centex and us. In anticipation of the distribution, Centex contributed the net amount of the funding obligation through March 31, 2003, as well as an additional amount required to increase our tangible net worth to $25.0 million. See “Certain Relationships and Related Transactions — Capital Contribution.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

      Cavco Industries, LLC, our predecessor, is currently an indirect wholly owned subsidiary of Centex and is the largest producer of manufactured homes in Arizona and 13th largest producer of manufactured homes in the United States in terms of wholesale shipments, based on 2001 data published by MHM. Headquartered in Phoenix, Arizona, Cavco Industries, LLC designs and produces manufactured homes which are sold to a network of retailers located primarily in the Southwestern United States. The retail segment of Cavco Industries, LLC operates retail sales locations which offer homes produced by Cavco Industries, LLC and other manufacturers to retail customers. As of March 31, 2003, Cavco Industries, LLC operated three homebuilding facilities located in Arizona and 25 company-owned sales centers in five states. Homes produced by Cavco Industries, LLC are also sold through a network of 311 independent retailers in 15 states.

      The board of directors of Centex has approved a reorganization pursuant to which Cavco Industries, LLC will be merged with and into Cavco Industries, Inc. with the result that Cavco Industries, Inc. will succeed to all of the assets and liabilities of Cavco Industries, LLC. See “Certain Relationships and Related Transactions — Cavco Reorganization.” The consolidated financial statements contained in this information statement reflect the financial condition and results of operations of Cavco Industries, LLC. However, unless the context otherwise requires, all financial information contained in this section gives effect to the reorganization as if it had occurred prior to the date of such financial information.

Industry and Company Outlook

      During much of the 1990s, the manufactured home industry expanded significantly with the number of retail dealerships, retail inventory levels, manufacturing capacity, wholesale shipments and overall competition increasing. According to MHI, wholesale shipments increased from 171,000 homes in 1991 to a peak of 373,000 homes in 1998. One of the major contributing factors to this expansion was the level and availability of retail and wholesale financing.

      Beginning in 1999, consumer lenders began to tighten underwriting standards and curtail credit availability in response to higher than anticipated rates of loan defaults and significant losses upon the repossession and resale of homes securing defaulted loans. Certain consumer lenders in the traditional chattel (home-only) lending sector exited the market and rates for these home-only loans increased. Although a portion of the home-only loans have been replaced by land/home financing that generally provides more favorable credit terms to the retail buyer of manufactured housing, the effort, time and expense associated with closing land/home transactions is greater. Additionally, effective January 1, 2002, the State of Texas, which historically has been one of the largest states for consumer purchases of manufactured housing, enacted a law that further restricts the availability of financing by, among other things, classifying and taxing manufactured homes as real property, and not personal property, under certain conditions as set forth in the Texas law. In addition to the changing environment in retail lending, some of the wholesale lenders providing floor plan financing to dealers have exited the industry. During 2002, Conseco Finance Corp., formerly the industry’s largest floor plan lender and consumer lender, exited the market. Also in 2002, Deutsche Financial Services exited the manufactured housing floor plan lending business. Lastly, competition from sales of repossessed homes has negatively impacted retail sales of new homes. We estimate that approximately 90,000 repossessed homes were resold in 2002, compared to a similar number of homes in 2001 and approximately 75,000 homes in 2000. These factors have ultimately resulted in a prolonged and significant downturn in the manufactured housing industry since mid-1999 which has resulted in declining wholesale shipments, excess manufacturing and retail locations and surplus inventory.

      As a result of the foregoing factors, based on industry data, we estimate that approximately 43% of all industry retail locations have closed since mid-1999 and that industry manufacturers have closed approximately 96 manufacturing facilities, representing approximately 28% of the industry’s manufacturing facilities. In addition, we estimate that inventories of new manufactured homes in the retail marketplace declined by approximately 36% from June 1999 to June 2002. According to data reported by MHI, wholesale shipments declined by 12.8% to 168,000 units for 2002. This followed declines of 22.9% and 28.1% for 2001 and 2000, respectively. In the fourth quarter of 2002, the industry experienced a 24.6% decline in wholesale shipments as compared to the year-earlier quarter, based on data reported by National Conference of States on Building Codes and Standards. The principal regional markets we have targeted have also experienced a pronounced downturn. The number of manufactured housing units shipped in Arizona declined approximately 37% from 1998 to 2002. Even more severe declines were experienced in New Mexico and Texas, where the number of manufactured housing units shipped declined approximately 69% and 66%, respectively, during the same period. We estimate, based on data reported by Statistical Surveys, Inc. and other sources, that industry retail sales of new homes in 2002 declined 9% from 2001 levels, after declining 25% in 2001 from 2000 levels.

      In response to these industry conditions, we closed our New Mexico and Texas manufacturing facilities during fiscal 2001. In connection with these plant closures, we recorded charges totaling $6.5 million. Due to the continuation of negative industry conditions through fiscal 2003 as well as the adverse legislation in Texas, we initiated plans during fiscal 2003 to dispose of or close certain of our retail sales centers. As a result, we recorded impairment charges of $2.7 million to write down retail-related property, plant and equipment to its fair value during fiscal 2003. In anticipation of the distribution, Cavco Industries, LLC distributed to Centex its ownership interest in its idled manufacturing facilities in New Mexico and Texas during fiscal 2003. We recorded an impairment charge of $2.2 million to record the Texas manufacturing facility at its estimated fair value prior to its distribution to Centex. See “— Discontinued Operations” below for additional discussion.

      Although we believe the closures, sales and distribution to Centex described above should improve our prospects of generating operating earnings and positive cash flow, we will continue to evaluate industry conditions and operating performance to maximize our operating performance and future opportunities. The availability of consumer financing for the retail purchase of manufactured homes and floor plan financing for the wholesale purchase of manufactured homes continues to be constrained. In addition, the large number of repossessed homes that are being offered for sale continues to have an adverse impact on demand for new manufactured homes. Although it is difficult to predict future industry conditions, these factors tend to indicate that a sustained recovery in the manufactured housing industry is unlikely to occur in the near term.

Results of Operations

     (Dollars in thousands)

      The following table summarizes certain financial and operating data for fiscal 2001, fiscal 2002 and fiscal 2003.

	2001	2002	2003

Statement of Operations Data:
Net sales
Manufacturing	$96,682	$96,450	$106,833
Retail	12,408	11,375	15,059
Less: Intercompany	(13,610)	(12,097)	(11,855)

Total net sales	95,480	95,728	110,037
Cost of sales	77,792	80,429	90,683

Gross profit	17,688	15,299	19,354
Selling, general and administrative expenses	14,370	11,535	12,200
Impairment charges	9,496	—	—
Goodwill amortization	3,416	—	—

Income (loss) from operations	(9,594)	3,764	7,154
Interest expense, net	(1,073)	(655)	(344)

Income (loss) from continuing operations	(10,667)	3,109	6,810
Loss from discontinued manufacturing operations	(11,235)	(1,777)	(3,404)
Loss from discontinued retail operations	(5,367)	(2,768)	(7,951)

Net loss	$(27,269)	$(1,436)	$(4,545)

Pro Forma Data (unaudited):
Income (loss) from continuing operations	$(10,667)	$3,109	$6,810
Pro forma income tax (expense) benefit	4,267	(1,244)	(2,724)

Pro forma net income (loss) from continuing operations	$(6,400)	$1,865	$4,086

Operating Data:
Floor shipments — manufacturing	5,725	5,463	5,816

Home shipments — manufacturing	3,466	3,186	3,375

Home shipments — retail	228	184	256

Capital expenditures	$1,191	$7,465	$373

Depreciation	$949	$1,202	$1,167

Fiscal 2003 Compared to Fiscal 2002

      Net Sales. Total net sales increased 14.9% to $110,037 in fiscal 2003 from $95,728 in fiscal 2002.

      Manufacturing net sales increased 10.8% to $106,833 in fiscal 2003 from $96,450 in fiscal 2002. This increase was primarily attributable to higher volume of homes sold as a result of our efforts to expand our market share in Arizona and California through recruiting of new independent dealers and expansion of specialty products to markets different from those for traditional manufactured homes. Based on retail sales for Arizona as compiled by third party sources, we increased our market share to 28.9% for calendar 2002 from 24.5% for calendar 2001 despite a 10.9% decrease in total retail sales throughout the state. Total floors shipped increased 6.5% to 5,816 in fiscal 2003 from 5,463 in fiscal 2002. The average wholesale sales price per floor increased 4.0% to $18,369 from $17,655 due to trends toward larger homes with more options.

      Retail net sales increased 32.4% to $15,059 in fiscal 2003 from $11,375 in fiscal 2002. This increase was primarily attributable to our efforts to expand financing alternatives for retail sales, particularly land/home financing.

      Gross Profit. Gross profit as a percent of sales increased to 17.6% for fiscal 2003 from 16.0% for fiscal 2002. Gross profit increased 26.5% to $19,354 in fiscal 2003 from $15,299 in fiscal 2002. The increase in gross profit as a percent of sales was primarily the result of trends toward larger homes with more options and our efforts to reduce service costs. Gross profit increased due to the improved gross profit percentage and the overall increase in net sales.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses were $12,200 or 11.1% of net sales for fiscal 2003 versus $11,535 or 12.0% of net sales for fiscal 2002, an increase of 5.8% or $665. The overall increase is primarily from selling expenses associated with increases in net sales. This increase was partially offset by the results of our continuing efforts to reduce overhead costs.

      Interest Expense. Interest expense decreased 47.5% to $344 for fiscal 2003 from $655 for fiscal 2002. This decrease was due to lower interest rates charged on funding provided by Centex and lower average funding levels during fiscal 2003.

      Income Taxes. Cavco Industries, LLC is incorporated in the consolidated federal income tax return of Centex. Therefore, income taxes were not provided for by Cavco Industries, LLC as Cavco Industries, LLC and Centex have agreed that all taxes or tax benefits from filing a consolidated income tax return would either be borne by or benefit Centex. Cavco Industries, LLC is a disregarded entity for federal income tax purposes and therefore on a stand-alone basis would not be subject to federal income taxes. Pro forma income tax expense (benefit) is calculated based on a 40% effective rate.

Discontinued Operations

      Discontinued Manufacturing Operations. In anticipation of the distribution, Cavco Industries, LLC distributed to Centex its ownership interest in its idled manufacturing facilities in New Mexico and Texas during fiscal 2003 and these operations are classified as discontinued. The loss from discontinued manufacturing operations for fiscal 2003 includes an impairment charge of $2,215 to record the Texas manufacturing facility at its estimated fair value prior to its distribution to Centex. The operating losses related to these plants decreased 33.1% to $1,189 for fiscal 2003 from $1,777 for fiscal 2002. The decrease in operating losses resulted from our efforts to minimize the ongoing carrying costs of these idled plants.

      Discontinued Retail Operations. We have initiated plans to dispose of or close certain of our retail sales centers. Because we believe it is probable that the assets of the retail sales centers to be disposed of will be sold within one year, these assets are classified as held for sale and the operations of these retail sales centers are classified as discontinued operations. The loss from discontinued retail operations for fiscal 2003 includes an impairment charge of $2,691 to write down property, plant and equipment to its fair value and a charge of $2,200 to record retail inventories at their market value. The operating losses related to these sales centers increased 10.5% to $3,060 for fiscal 2003 from $2,768 for fiscal 2002. This increase was primarily due to adverse legislation enacted in Texas on January 1, 2002 that affects the form and structure of permanent financing extended to Texas manufactured home consumers.

Fiscal 2002 Compared to Fiscal 2001

      Net Sales. Total net sales increased .3% to $95,728 in fiscal 2002 from $95,480 in fiscal 2001.

      Manufacturing net sales decreased .2% to $96,450 in fiscal 2002 from $96,682 in fiscal 2001. This decrease was attributable to a 4.6% decrease in total floors shipped in fiscal 2002 versus 2001 offset by a 4.5% increase in the average wholesale sales price per floor. The decrease in total floors shipped was due to an overall deterioration in the market for manufactured homes that initially began in mid-1999. The increase in the average sales price per floor was due to trends toward larger homes with more options.

      Retail net sales decreased 8.3% to $11,375 in fiscal 2002 from $12,408 in fiscal 2001. This decrease was primarily attributable to competitive conditions in the manufactured home industry, including tightened availability of consumer credit.

      Gross Profit. Gross profit as a percent of sales decreased to 16.0% for fiscal 2002 from 18.5% for fiscal 2001. Gross profit decreased 13.5% to $15,299 in fiscal 2002 from $17,688 in fiscal 2001. The decrease in gross profit as a percent of sales was primarily the result of providing sales incentives and promotional allowances to maintain production and sales volumes in response to negative industry conditions. Gross profit decreased as a result of the lower gross profit percentage on relatively flat net sales.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses were $11,535 or 12.0% of net sales for fiscal 2002 versus $14,370 or 15.1% of net sales for fiscal 2001, a decrease of 19.7% or $2,835. This decrease was due to our efforts to reduce or eliminate overhead costs in response to the continuation of negative industry conditions which began in mid-1999.

      Goodwill Amortization And Impairment. Through fiscal 2001, we amortized goodwill on the straight-line method over the expected periods to be benefited — between 15 and 30 years. Amortization expense for fiscal 2001 was $3,416. We adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangibles” effective for fiscal 2002. Commencing in fiscal 2002, goodwill is no longer amortized; accordingly, we test goodwill annually for impairment by reporting unit and record an impairment charge when the implied fair value of a reporting unit, including goodwill, is less than its carrying value. Industry conditions in fiscal 2001, including the excess number of retail locations and inventory levels, tightened consumer credit standards, a reduction in the number of consumer lenders, high consumer repossession levels, and higher interest rates for purchasers of manufactured housing, resulted in lower retail sales volumes and operating losses for our retail operations. These losses were comparable to losses recognized throughout the industry. The culmination of these factors resulted in our performing an assessment of our goodwill based on current market comparables and the present value of expected cash flows. As a result of this assessment, in fiscal 2001 we recorded goodwill impairment charges of $9,496, consisting of all of the goodwill associated with our retail acquisitions. All of our remaining goodwill is attributable to our manufacturing reporting unit.

      Interest Expense. Interest expense decreased 39.0% to $655 for fiscal 2002 from $1,073 for fiscal 2001. This decrease was due to lower interest rates charged on funding provided by Centex and lower average funding levels during fiscal 2002, as well as the replacement of outside floorplan financing with funding from Centex, which had a lower interest rate.

      Income Taxes. During these periods, Cavco Industries, LLC was incorporated in the consolidated federal income tax return of Centex. Therefore, income taxes were not provided for by Cavco Industries, LLC as Cavco Industries, LLC and Centex agreed that all taxes or tax benefits from filing a consolidated income tax return would either be borne by or benefit Centex. Cavco Industries, LLC is a disregarded entity for federal income tax purposes and therefore on a stand-alone basis would not be subject to federal income taxes. Pro forma income tax expense (benefit) is calculated based on a 40% effective tax rate.

Discontinued Operations

      Discontinued Manufacturing Operations. In anticipation of the distribution, Cavco Industries, LLC distributed to Centex its ownership interest in its idled manufacturing facilities in New Mexico and Texas during fiscal 2003 and these operations are classified as discontinued. These operations were idled in fiscal 2001 and the loss from discontinued manufacturing operations for fiscal 2001 includes charges totaling $6,500, which included $3,500 of incremental costs to service warranties related to homes manufactured by these two facilities, an impairment charge of $2,200 for our New Mexico manufacturing facility to reduce this facility to its estimated fair value and $800 to write off unusable inventory and property improvements and record the recapture of certain tax abatements. The operating losses related to these plants decreased

62.5% to $1,777 for fiscal 2002 from $4,735 for fiscal 2001. The decrease in operating losses was due to termination of production in both plants being substantially complete in fiscal 2001 and our efforts to minimize the ongoing carrying costs of these idled plants.

      Discontinued Retail Operations. We have initiated plans to dispose of or close certain of our retail sales centers. Because we believe it is probable that the assets of these retail sales centers will be sold within one year, these assets are classified as held for sale and the operations of these retail sales centers are classified as discontinued operations. The loss from discontinued retail operations for fiscal 2001 includes an impairment charge of $500, consisting of the net book value of the property and equipment for two retail sales centers that were closed, and a charge of $1,500 to record retail inventories at their market value. The operating losses related to these sales centers decreased 17.8% to $2,768 for fiscal 2002 from $3,367 for fiscal 2001. This decrease was primarily due to the closure of certain underperforming locations.

Liquidity and Capital Resources

      For a number of years, we have participated in Centex’s central cash management program, wherein all of our cash receipts are remitted to Centex and all cash disbursements are funded by Centex. The net balance resulting from these transactions is included in the balance sheet of Cavco Industries, LLC as “Funding Provided by Centex.” There are no terms of settlement and interest accrues at Centex’s short-term blended cost of funds (1.8% at March 31, 2003). In anticipation of the distribution, Centex contributed the net amount funded through March 31, 2003 as well as an additional amount to our capital to increase our tangible net worth to $25.0 million. The additional amount contributed is recorded as a receivable from Centex at March 31, 2003 and will be funded concurrently with the distribution.

      After the distribution, we will be responsible for funding our own operating needs and will no longer be able to depend on Centex. Centex is a company with investment grade credit ratings that has access to a wide variety of credit sources, including the commercial paper market and medium- and long-term public debt markets. Following the distribution, we will not have access to funding provided by Centex and we will not be rated by any nationally recognized agencies.

      In connection with the distribution, we are seeking to obtain a credit facility from a bank or other financial institution. At present, we do not have a binding commitment from any lender with respect to such a credit facility.

      We believe that cash contributed by Centex at the time of the distribution and cash provided by operations, as supplemented by borrowings under a new credit facility, if obtained, will be adequate to fund our operations and plans for the next twelve months. We may need to obtain additional debt or equity financing in the future. The type, timing and terms of the financing selected by us will depend on, among other things, our cash needs, the availability of other financing sources and prevailing conditions in the financial markets. There can be no assurance that any of these sources will be available to us at any time or that they will be available on satisfactory terms.

      Projected cash to be provided by operations in the coming year is largely dependent on sales volume. Our manufactured homes are sold mainly through independent dealers who generally rely on third-party lenders to provide floor plan financing for homes purchased. In addition, third-party lenders generally provide consumer financing for manufactured home purchases. Our sales depend in large part on the availability and cost of financing for manufactured home purchasers and dealers as well as our own retail locations. The availability and cost of such financing is further dependent on the number of financial institutions participating in the industry, the departure of financial institutions from the industry, the financial institutions’ lending practices, and the strength of the credit markets generally, governmental policies and other conditions, all of which are beyond our control. During 2002, Conseco Finance Corp., formerly the industry’s largest floor plan lender, exited the market. Also in 2002, Deutsche Financial Services exited the manufactured housing floor plan lending business. The exit of these lenders is currently having an adverse effect on the manufactured housing industry and may impact the ability of our retailers to obtain financing for home purchases. In addition, most states classify manufactured homes for both legal and tax purposes as personal property rather than real estate. As a result, financing for the purchase of manufactured homes is characterized by shorter loan maturities and higher interest rates, and in certain periods such financing is more difficult to obtain than conventional home mortgages. Unfavorable changes in these factors and the current adverse trend in the availability and terms of financing in the industry may have a material adverse effect on our results of operations and financial condition.

      Operating activities provided $3.0 million of cash during fiscal 2003 compared to providing $4.1 million of cash during fiscal 2002. Cash generated by operating activities in fiscal 2003 was primarily derived from the liquidation of retail inventories and operating income net of non-cash charges. These amounts were partially offset by increases in restricted cash and accounts receivable and the reduction of accounts payable and accrued expenses.

      Investing activities required the use of $352,000 of cash during fiscal 2003 compared to the use of $5.4 million of cash during fiscal 2002. The cash used for investing activities during fiscal 2003 was for normal recurring capital expenditures. The cash used during fiscal 2002 was used to purchase two of our manufacturing facilities for $7.0 million and normal recurring capital expenditures of $465,000, offset by proceeds from the disposition of land on which one of our retail sales centers was located and the sale of certain water rights associated with our former New Mexico manufacturing facility.

      Financing activities required the use of $2.6 million of cash in fiscal 2003 principally due to prepayment of certain outstanding debt obligations encumbering our former New Mexico manufacturing facility.

Contractual Obligations and Commitments

      The following table summarizes our contractual obligations at March 31, 2003, consisting of future payments under non-cancelable operating lease agreements. For additional information related to these obligations, see Note 10 to the Consolidated Financial Statements. This table excludes long-term obligations for which there is no definite commitment period.

	Payments Due by Period

		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

	(In thousands)
Commitments for future payments under non-cancelable operating lease commitments	$4,617	$1,471	$2,706	$440	—

      The following table summarizes our contingent commitments at March 31, 2003, consisting of contingent repurchase obligations. For additional information related to these contingent obligations, see Note 10 to the Consolidated Financial Statements and “— Critical Accounting Policies” below.

	Contingent Payments Due by Period

		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

	(In thousands)
Repurchase Obligations(1)	$23,320	$13,023	$10,297	—	—

(1)	For a complete description of the contingent repurchase obligation, see “— Critical Accounting Policies — Reserve for Repurchase Commitments” below. Although the commitments outstanding at March 31, 2003 have a finite life, these commitments are continually replaced as we continue to sell manufactured homes to dealers under repurchase and other recourse agreements with lending institutions which have provided wholesale floor plan financing to dealers. The cost of these contingent repurchase obligations was $690,000, $316,000 and $0 for fiscal 2001, 2002 and 2003, respectively.

Critical Accounting Policies

      Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

      Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

      Warranties. We provide the retail home buyer a one-year limited warranty covering defects in material or workmanship in home structure, plumbing and electrical systems. We record a liability for estimated future warranty costs relating to homes sold, based upon our assessment of historical experience factors and current industry trends. Factors we use in the estimation of the warranty liability include historical sales amounts, warranty costs related to homes sold and the timing in which work orders are completed. We have a reserve for estimated warranties of $4.8 million and $4.2 million at March 31, 2002 and 2003, respectively. Although we maintain reserves for such claims, based on our assessments as described above, which to date have been adequate, there can be no assurance that warranty expense levels will remain at current levels or that such reserves will continue to be adequate. A large number of warranty claims exceeding our current warranty expense levels could have a material adverse effect on our results of operations.

      Reserve for Repurchase Commitments. Manufactured housing companies customarily enter into repurchase and other recourse agreements with lending institutions which have provided wholesale floor plan financing to dealers. A significant portion of our sales are made to dealers located primarily in the southwestern United States pursuant to repurchase agreements with lending institutions. These agreements generally provide that we will repurchase our new products from the lending institutions in the event such product is repossessed upon a dealer’s default. The risk of loss under repurchase agreements is lessened by certain factors, including the following:

•	sales of our manufactured homes are spread over a relatively large number of independent dealers;

•	the price that we are obligated to pay under such repurchase agreements declines based on predetermined amounts over the period of the agreement (generally 18 months); and

•	we have historically been able to resell homes repurchased from lenders.

      We review the aging of retail dealers’ inventory to estimate the amount of inventory subject to repurchase obligation. Additionally, we review repurchase notifications received from floor plan sources and review our dealer inventory for expected repurchase notifications based on various communications from the lenders and the dealers as well as for dealers who, we believe, are experiencing financial difficulty. We apply a historical loss factor to the inventory estimated to be repurchased. The maximum amount for which we are contingently liable under such agreements approximated $23.3 million at March 31, 2003. Since mid-1999, the manufactured housing industry has been affected by three major challenges — retail financing availability, repossessions and retail inventory levels. The rapid growth in the number of retailers prior to the deterioration of retail financing has resulted in an imbalance between retail inventory levels and consumer demand. If retail financing were to significantly weaken further, the inventory imbalance could result in even greater price competition, gross margin deterioration and have an overall material adverse effect on our operating results. Although our practice of manufacturing only to order coupled with closely monitoring retail stocking levels has enabled us to continue to tightly manage inventories, we are unable to predict the impact on our results of operations and financial condition if industry conditions were to further deteriorate. We have a reserve for repurchase commitments of $2.0 million at both March 31, 2003 and 2002.

      Impairment of Long-Lived Assets. Since the latter part of 1999, we and the manufactured housing industry have experienced a downturn in business as discussed above. Due to deteriorating market conditions, during this time, we idled our New Mexico and Texas manufactured housing facilities and implemented plans to dispose of or close certain of our under-performing retail locations. We periodically evaluate the carrying value of long-lived assets to be held and used, including goodwill and other intangible assets, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such assets is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived assets. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that the fair market values are based primarily on independent appraisals and preliminary or definitive contractual arrangements less costs to dispose.

      Goodwill. We utilize a discounted cash flow methodology to test for impairment of goodwill. The results of this methodology depend upon a number of estimates and assumptions relating to cash flows, discount rates and other matters. Accordingly, such testing is subject to certain uncertainties, which could cause the fair value of goodwill to fluctuate from period to period. Industry conditions in fiscal 2001, including the excess number of retail locations and inventory levels, tightened consumer credit standards, a reduction in the number of consumer lenders, high consumer repossession levels, and higher interest rates for purchasers of manufactured housing, resulted in lower retail sales volumes and operating losses for our retail operations. The losses from our retail operations were comparable to losses recognized throughout the industry. The culmination of these factors resulted in our performing an assessment of our goodwill based on current market comparables and the present value of expected cash flows. As a result of this assessment, in fiscal 2001, we recorded goodwill impairment charges of $9.5 million, consisting of all the goodwill associated with our retail acquisitions.

Other Matters

      Related Party Transactions. During fiscal 2001, 2002, and 2003, we purchased raw materials of approximately $1.2 million, $1.5 million and $3.0 million, respectively, from affiliates of Centex. During fiscal 2001, 2002 and 2003, we sold homes for approximately $2.3 million, $1.0 million and $2.0 million, respectively, to an affiliate of Centex.

      Impact of Inflation. We generally have been able to increase our selling prices to offset increased costs, including the costs of raw materials. Sudden increases in costs as well as price competition, however, can affect our ability to increase our selling prices. We believe that the relatively moderate rate of inflation over the past several years has not had a significant impact on our sales or profitability, but can give no assurance that this trend will continue in the future.

      Impact of Accounting Statements. In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections,” which is effective for us beginning January 1, 2003. The adoption of this standard is not expected to have a material effect on our financial position or results of operations.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 nullifies the guidance in EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” Under EITF No. 94-3, an entity recognized a liability for an exit cost on the date that the entity committed itself to an exit plan. In SFAS No. 146, the FASB acknowledges that an entity’s commitment to a plan does not, by itself, create a present obligation to the other parties that meets the definition of a liability and requires that a liability for a cost that is associated with an exit or disposal activity be recognized when the liability is incurred. It also establishes that fair value is the objective for the initial measurement of the liability. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this standard is not expected to have a material effect on our financial position or results of operations.

      In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which requires certain guarantees to be recorded at fair value. FIN 45 also requires a guarantor to make certain disclosures about guarantees, including product warranties, even when the likelihood of making any payments under the guarantee is remote. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The initial recognition and measurement provisions are applicable only for guarantees issued or modified after December 31, 2002. The adoption of this interpretation is not expected to have a material effect on our financial position or results of operations.

Market Risk

      Market risk is the risk of loss arising from adverse changes in market prices and interest rates. We may from time to time be exposed to interest rate risk inherent in our financial instruments, but are not currently subject to foreign currency or commodity price risk. We manage our exposure to these market risks through our regular operating and financing activities. We are not currently party to any market risk sensitive instruments that could be reasonably expected to have a material effect on our financial condition or results of operations.

OUR BUSINESS

General

      We are the largest producer of manufactured homes in Arizona, having made wholesale shipments of 3,375 manufactured housing units during fiscal 2003. We are also the 13th largest producer of manufactured homes in the United States in terms of wholesale shipments, based on 2001 data published by Manufactured Home Merchandiser, an industry trade publication. Our business is vertically integrated and encompasses manufacturing and wholesale and retail marketing and sales operations.

      Our manufactured homes are produced under various tradenames and in a variety of floor plans and price ranges. We produce homes constructed to the building standards promulgated by the U.S. Department of Housing and Urban Development, or HUD, and by the International and Universal Building Codes as well as park model homes. Our HUD code homes generally range in size from 640 to 2,720 square feet and typically include two to five bedrooms, a living room, dining room, kitchen and two or more full bathrooms. Most of these are multi-section homes, although we do produce a limited number of single-section homes. Our park model homes are less than 400 square feet in size and are purchased primarily for use as second homes or vacation homes or for retirement living and are placed in planned communities or recreational home parks. We also produce commercial structures for a variety of purposes, including portable school classrooms, automobile and other showrooms and offices.

      We currently operate three manufacturing plants in the Phoenix, Arizona area, which range in size from 79,000 to 203,000 square feet. We construct our homes using an assembly-line process in which each section or floor is assembled in stages. Our assembly-line process is designed to be flexible enough to accommodate significant customization requested by our customers.

      We sell manufactured homes through both a network of independent dealers and through company-owned retail outlets. As of March 31, 2003, our products were offered for sale through approximately 311 independent retail outlets in 15 states. A substantial majority of these independent retail outlets are located in Arizona, California, New Mexico and Colorado. As of March 31, 2003, we had a total of 25 company-owned retail outlets, located primarily in Texas and Arizona. We expect to dispose of or close certain of these retail outlets during the next 12 months.

      Despite a pronounced downturn in the manufactured housing industry, we generated earnings from our continuing operations, which primarily encompass our three manufacturing plants in Arizona and our corporate office, of $3.1 million and $6.8 million for fiscal 2002 and 2003, respectively. Although we incurred a loss from continuing operations of $10.7 million for fiscal 2001, this loss included a write-off of $9.5 million of goodwill associated with our acquisition of various retail operations and $3.4 million of goodwill amortization. We believe that our ability to maintain the profitability of our continuing operations during the current industry downturn is attributable in significant part to efficient production, a high value product line, focused sales efforts and our cost management efforts.

      Our predecessor commenced business operations in 1965. In 1998, Centex acquired 80.5% of our predecessor, Cavco Industries, LLC. During 1998, we also purchased the assets and operations of AAA Homes, Inc., which was then Arizona’s largest independent retailer of manufactured homes, marking our entry into retailing operations. In 2000, we repurchased from certain former equity owners the remaining 19.5% equity interest in our company that Centex did not already own.

Industry Overview

      General. Manufactured housing provides an alternative in suburban and rural areas to other forms of new low-cost housing such as site-built housing, panelized homes and condominiums, and to existing housing such as pre-owned homes and apartments. According to statistics published by the National Conference of States on Building Codes and Standards, or the NCSBCS, and the United States Department of Commerce, Bureau of the Census, for the five years ended December 31, 2001, manufactured housing wholesale shipments of HUD code homes accounted for an estimated 20% of all new single-family housing starts and 25% of all new single-family homes sold.

      Industry wholesale shipments of HUD code homes totaled 168,000 homes in 2002, according to data reported by MHI. Based on data reported by Statistical Surveys, Inc., we estimate that industry retail new home sales in 2001 totaled 212,000 homes. However, we believe that demand for new manufactured housing is significantly higher, as evidenced by the retail sale of an estimated 90,000 repossessed homes during 2001.

      We believe the segment of the housing market in which manufactured housing is most competitive includes consumers with household incomes under $40,000. This segment has a high representation of young single persons and young married couples, as well as elderly or retired persons. The comparatively low cost of fully equipped manufactured housing attracts these consumers. Persons in rural areas, where fewer housing alternatives exist, and those who presently live in manufactured homes, make up a significant portion of the demand for new manufactured housing.

      Current Industry Downturn. The U.S. manufactured housing industry experienced a period of substantial growth in the 1990s as total wholesale shipments increased from 171,000 homes in 1991 to a peak of 373,000 homes in 1998 according to data reported by MHI. This growth was driven by the introduction of new multi-section designs that appealed to a broader range of customers and the improved availability of consumer financing, including financing for lower-income and higher-risk borrowers. In response to the increased demand for manufactured homes during this period, manufacturers expanded production capacity and the number of retail locations increased.

      Since mid-1999, the manufactured housing industry has experienced a prolonged and significant downturn. This downturn has resulted in part from the fact that, beginning in 1999, consumer lenders in the sector began to tighten underwriting standards and curtail credit availability in response to higher than anticipated rates of loan defaults and significant losses upon the repossession and resale of the homes securing defaulted loans. Other causes of the downturn include a reduced number of consumer lenders in the traditional chattel (home-only) lending sector, higher interest rates on home-only loans and generally unfavorable economic conditions. These factors have resulted in declining wholesale shipments, excess manufacturing and retail locations and surplus inventory.

      As a result of the foregoing factors, based on industry data, we estimate that approximately 43% of all industry retail locations have closed since mid-1999 and that industry manufacturers have closed approximately 96 manufacturing facilities, representing approximately 28% of the industry’s manufacturing facilities. In addition, we estimate that inventories of new manufactured homes in the retail marketplace declined by approximately 36% from June 1999 to June 2002. Furthermore, between 1999 and 2002, the manufactured housing industry experienced at least eight quarters of wholesale shipment contraction on a year-over-year basis. These industry conditions have adversely affected the results of operations of all of the major producers of manufactured homes, including our company.

      The principal regional markets we have targeted have also experienced a pronounced downturn. The number of manufactured housing units shipped in Arizona declined approximately 37% from 1998 to 2002. Even more severe declines were experienced in New Mexico and Texas, where the number of manufactured housing units shipped declined approximately 69% and 66%, respectively, during the same period.

      U.S. wholesale shipments and retail sales of manufactured homes could continue to experience adverse conditions for the remainder of 2003 due to some or all of the factors described above. We expect industry sales volumes to be adversely affected until industry consumer financing is more readily available, consumer repossessions return to normal levels and retail and wholesale inventories of new homes are reduced.

Business Strategy

      Our marketing strategy is to offer a line of manufactured homes that appeal to a wide range of homebuyers. Our principal focus is the mainstream market, which involves the sale of high-value homes to entry-level and move-up buyers. We also market to special niches such as sub-division developers, senior living community operations and vacation homebuyers.

      Our production strategy is to develop and maintain the resources necessary to build to varied and unique customer specifications in an efficient factory production environment. This enables us to attract retailers and consumers who want the flexibility to build homes to meet their specific needs, but still seek the value created by building a home on a factory production line.

      We cannot compete based on size, as there are other larger manufacturers with greater resources. Therefore, our competitive strategy is to build homes of superior quality, offer innovative designs and floor plans, demonstrate exceptional value, provide the engineering and technical resources to enable custom home building and to be responsive and efficient in servicing the customer after the sale. We strive to make our size a competitive advantage by reacting more quickly to changes in the marketplace and to the specific needs of our retailers and consumers.

Products

      Most of our homes are constructed in accordance with the National Manufactured Home Construction and Safety Standards promulgated by HUD. Approximately 74% of the homes we produced in fiscal 2002 were HUD code homes. The remaining homes we produce are primarily park model homes, which are constructed to building standards approved by the American National Standards Institute, a private, non-profit organization that administers and coordinates a voluntary standardization and conformity program. We also produce commercial structures built to state and local standards for a variety of purposes, including portable school classrooms, retail showrooms and offices.

      We produce a broad range of HUD code homes under various trade names and brand names and in a variety of floor plans and price ranges. Substantially all of these homes are ranch-style homes. Our HUD code homes generally range in size from 640 to 2,720 square feet. In recent years, the portion of our sales consisting of larger, multi-section homes has been increasing. In fiscal 2003, we produced and sold 3,375 homes, of which 2,396 were multi-section.

      We also produce park model homes, which are less than 400 square feet in size and are purchased primarily for use as second homes or vacation homes and placed in planned communities or recreational home parks.

      Each home contains a living room, dining area, kitchen, one, two, three, four or five bedrooms and one or more bathrooms, and is equipped with central heating and hot water systems, kitchen appliances, carpeting and window treatments. Optional equipment includes a fireplace, central air conditioning, tile roofs, vaulted ceilings, skylights, hardwood floors and cabinetry and energy conservation items. We also offer a variety of structural and decorative customizations to meet the home buyer’s specifications.

      During fiscal 2002, our average wholesale home price for a HUD code home was approximately $40,000, excluding delivery. Retail sales prices of our homes, without land, generally range from $18,000 to over $100,000, depending upon size, floor plan, features and options.

      Approximately 90% of the homes we produce are sold in transactions covering both the home and the land on which it is placed.

      The homes we manufacture are sold under a variety of registered trademarks, including “Cavco,” “Cavco Homes,” “Sunbuilt,” “Villager,” “Sun Villa,” “Cedar Court,” “Westcourt,” “Winrock,” “Catalina,” “Cavco Gold Key Guarantee,” “Saguara,” “Elite,” “Desert Rose,” “Sunburst,” “Cavco Cabins,” “AAA Homes,” “Litchfield Limited,” “Vantage,” “SmartBuilt” and “Cavco Home Center.”

      Our manufactured homes are constructed and equipped at our manufacturing facilities. The finished home is then transported by independent trucking companies either to a retail sales center or the customer’s site. The transportation cost is borne by the retailer. Retailers or other independent installers are responsible for placing the home on site and, in certain instances, arranging for connections to utilities and providing installation and finish-out services. Although our manufactured homes are designed to be transportable, only a small percentage are ever moved from their original site after installation.

Manufacturing Operations

      Our homes are constructed in plant facilities using an assembly-line process employing approximately 200 to 400 employees at each facility. Most of our homes are constructed in one or more sections (also known as floors) on a permanently affixed steel support chassis. Each section or floor is assembled in stages beginning with the construction of the chassis, followed by the addition of other constructed and purchased components, and ending with a final quality control inspection. The efficiency of the assembly-line process and the benefits of protection from weather resulting from indoor facilities enable us to produce quality homes in less time and at a lower cost per square foot than conventional site-built housing.

      We currently operate three manufacturing facilities in the Phoenix area. Our manufacturing facilities range from approximately 79,000 to 203,000 square feet of floor space. The production schedules for our manufacturing facilities are based on wholesale and retail orders received from buyers, which fluctuate from week to week. In general, however, our facilities operate on a one shift per day, five and one-half days per week basis, and we currently manufacture a typical home in approximately five to six days. Our current rate of production is approximately 23 sections per day.

      As a result of the industry downturn, we have closed two manufacturing facilities since 1999. These facilities were located in Belen, New Mexico and Seguin, Texas. We have transferred all of our ownership interests in these facilities to Centex and Centex has assumed all associated obligations and liabilities. See “Certain Relationships and Related Transactions — Transfer of Idled Plants.”

      Manufactured housing is a regional business and the primary geographic market for a typical manufacturing facility is within a 350-mile radius. Each of our manufacturing facilities typically serves between 80 and 140 retailers. Because we produce homes to fill existing wholesale and retail orders, our manufacturing plants generally do not carry finished goods inventories, except for homes awaiting delivery.

      The following table sets forth the total number of homes sold and the number of manufacturing facilities operated by us for the fiscal years indicated, excluding homes produced at idled manufacturing facilities that have been classified as discontinued operations in our consolidated financial statements:

	Fiscal 2001	Fiscal 2002	Fiscal 2003

Homes sold:
Single-section	1,225	943	979
Multi-section	2,241	2,243	2,396

Total homes sold	3,466	3,186	3,375

Operating manufacturing facilities (at the end of the period)	3	3	3

      The principal materials used in the production of our manufactured homes include wood, wood products, aluminum, steel, gypsum wallboard, tires, fiberglass insulation, carpet, vinyl, fasteners, appliances, electrical items, windows and doors. Approximately 12% of the unit cost of our homes is attributable to raw wood products. We buy the majority of these materials from third-party manufacturers and distributors located in California, Texas and Arizona. In most cases, we believe that the materials used in the production of our homes are readily available at competitive prices from a wide variety of suppliers. We do not believe that the loss of any single supplier would have a material adverse effect on our business.

      Our backlog of orders as of March 31, 2003 was approximately $2.9 million. Because retailers may cancel orders prior to production without penalty, we do not consider our order backlog to be firm orders.

We have, however, historically experienced only a limited number of cancellations. Because of the seasonality of the housing market, the level of our order backlog generally declines during the winter months.

Sales and Distribution

      General. We sell our homes both through a network of independent retailers and through company-owned retail centers. Most of our sales are made through independent retailers, which allows us to access a greater number of markets and gain market share without the capital investment that would otherwise be required to achieve the same results through company-owned retail centers. As of March 31, 2003, our products were offered for sale through approximately 311 independent retail outlets in 15 states. As of the same date, we also had a total of 25 company-owned retail centers in 5 states. Over the next 12 months, we plan to dispose of or close certain company-owned retail centers.

      The following table sets forth the number of homes sold by us through each of these distribution channels during the last three fiscal years (excluding homes produced at idled manufacturing facilities), as well as the number of independent retail outlets and company-owned retail centers at the end of the applicable period:

	Fiscal 2001	Fiscal 2002	Fiscal 2003

Homes sold through:
Independent retail outlets	3,031	2,874	3,095
Company-owned retail centers	435	312	280

Total	3,466	3,186	3,375

Number of independent retail outlets (at the end of the period)	201	273	311
Number of company-owned retail centers (at the end of the period)	25	28	25

      Independent Retailers. As of March 31, 2003, we had a network of 311 independent retail outlets, of which there were 143 in Arizona, 76 in California, 32 in New Mexico, 26 in Colorado, 7 in Utah, 7 in Nevada, 6 in Washington, 3 in Idaho, 3 in Texas, 3 in Oregon, and 1 in each of Wyoming, Alaska, Illinois, Michigan and Florida. As is common in the industry, our independent retailers typically sell manufactured homes produced by other manufacturers in addition to those we produce. Some independent retailers operate multiple sales outlets. In fiscal 2003, no single independent retailer accounted for more than 5% of our manufacturing sales.

      We continually seek to increase our wholesale shipments by growing sales at our existing independent retailers and by finding new independent retailers to sell our homes. We provide comprehensive sales training to our retail sales associates and bring them to our manufacturing facilities for product training and to view new product designs as they are developed. These training seminars facilitate the sale of our homes by increasing the skill and knowledge of the retail sales consultants. In addition, we display our products in trade shows and support our retailers through the distribution of floor plan literature, brochures, decor boards and point of sale promotional material.

      Independent retailers frequently finance a portion of their home purchases through wholesale floor plan financing arrangements. In most cases, we receive a deposit or a commitment from the retailer’s lender for each home ordered. We then manufacture the home and ship it at the dealer’s expense. Payment is due from the lender upon the acceptance by the retailer of the product. For a description of wholesale floor plan financing arrangements used by independent retailers and our obligations in connection with these arrangements, see “— Financing — Wholesale Financing” below.

      Company-Owned Retail Sales Centers. As of March 31, we had a total of 25 company-owned retail centers, of which 9 sold exclusively our homes and the remainder sold primarily homes manufactured by other companies. On May 5, 2003, we opened an additional retail center in Avondale, Arizona. Over the next 12 months, we plan to dispose of or close certain company owned retail centers.

      Each of our company-owned retail sales centers has a sales office, which is generally a factory-built structure, and a variety of model homes of various sizes, floor plans, features and prices. Customers may purchase a home from an inventory of homes maintained at the location, including a model home, or may order a home that will be built at a manufacturing facility.

      Our company-owned sales centers are generally located on a main road or highway for high visibility. Model homes may be displayed in a residential setting with sidewalks and landscaping. Each sales center usually employs a manager and three or four salespersons.

      As of March 31, 2003, company-owned sales centers had an average inventory of 16 new homes per location. This number of homes in inventory includes homes delivered to a consumer home site but not yet recorded as a sale. Currently, we finance our inventories through intercompany borrowings from Centex. After the distribution, Centex will no longer provide financing to us. Accordingly, it may be necessary for us to finance our inventories of homes through borrowings under our new credit facility or, if we are unable to obtain the new credit facility, through new floor plan financing arrangements obtained from third-party lenders.

      Our company-owned retail centers employ salespersons who are compensated through a combination of salary and commission. Retail centers do not have administrative staffs, as we perform most administrative functions at our corporate headquarters.

      Warranties. We provide a limited warranty to original retail purchasers of our homes. We warrant structural components for 12 months. Nonstructural components of a cosmetic nature are warranted for 120 days, except in specific cases where state laws require longer warranty terms. Our warranty does not extend to installation and setup of the home, which is generally arranged by the retailer. Appliances, carpeting, roofing and certain other components are warranted by their original manufacturer for various lengths of time.

Financing

      Wholesale Financing. In accordance with manufactured housing industry practice, a substantial majority of the independent retailers to whom we sell our manufactured homes finance a portion of their home purchases through wholesale floor plan financing arrangements. Under a typical floor plan financing arrangement, an independent financial institution specializing in this line of business provides the retailer with a loan for the purchase price of the home and maintains a security interest in the home as collateral. The financial institution customarily requires us, as the manufacturer of the home, to enter into a separate repurchase agreement with the financial institution under which we are obligated, upon default by the retailer and under certain other circumstances, to repurchase the financed home at declining prices over the term of the repurchase agreement (which in most cases is 18 months). The price at which we may be obligated to repurchase a home under these agreements is based upon our original invoice price plus certain administrative and shipping expenses. Our obligation under these repurchase agreements ceases upon the purchase of the home by the retail customer. We estimate that our potential obligations under such repurchase agreements were approximately $23.3 million as of March 31, 2003. During fiscal 2001, 2002 and 2003, we incurred net expenses under these repurchase agreements totaling approximately $690,000, $316,000 and $0, respectively.

      In recent years, a number of independent retailers with whom we do business have begun to finance their operations through borrowings from local or regional banks, instead of floor plan financing arrangements. These bank facilities are negotiated on a case-by-case basis and the terms thereof often differ in significant respects from the arrangements described above.

      Consumer Financing. Conventional lenders provide two basic types of consumer financing in the manufactured housing industry:

•	chattel (or home-only) loans for purchasers of a home with no real estate involved; and

•	real estate loans for purchasers of the home and the land on which the home is placed.

Loose credit standards for home-only loans in the mid-1990s contributed to the recent high number of industry repossessions. During the past three years, a number of home-only lenders have exited the market. The remaining lenders have tightened their credit standards and increased their interest rates, which has reduced the volume of new loans.

      Beginning in the late 1990s, the number of manufactured housing purchases financed with real estate loans has increased significantly. There are two types of mortgage loans: conforming and non-conforming. Conforming loans conform to requirements imposed by FHA, VA, Freddie Mac and Fannie Mae. Generally, conforming loans require foundations installed in accordance with specified Federal requirements and the borrower must meet certain criteria. Non-conforming loans are financed by a major bank or lending institution which does not require a specific foundation type and may have more flexible criteria.

      In January 2002, Texas House Bill 1869 was enacted, amending the Texas Manufactured Housing Standards Act to establish financing and acquisition procedures for retailers and consumers of manufactured homes and to provide for notification to consumers of their responsibilities before purchasing a manufactured home. The bill requires, among other things, that all manufactured homes that are acquired with third-party financing in Texas, other than those placed in manufactured home rental communities or on a lot that is not titled in the name of the consumer under a deed or contract for sale, be financed with conventional financing covering both the land and home. This type of financing is subject to higher credit standards than chattel loans and accordingly this new statute may cause certain consumers in Texas who would have otherwise qualified for financing under a chattel loan to not qualify under a conventional loan. In addition, land and home financing is a more lengthy process and may discourage buyers who have immediate housing needs.

Competition

      The manufactured housing industry is highly competitive at both the manufacturing and retail levels, with competition based upon several factors, including price, product features, reputation for service and quality, depth of field inventory, promotion, merchandising and the terms of retail customer financing. We compete with other producers of manufactured homes, as well as companies offering for sale homes repossessed from wholesalers or consumers. In addition, manufactured homes compete with new and existing site-built homes, as well as apartments, townhouses and condominiums.

      In addition to us, there are a number of other manufacturers competing for a significant share of the manufactured housing market in the Arizona and New Mexico areas, including Palm Harbor Homes, Inc., Fleetwood Enterprises, Inc., Clayton Homes, Inc., Oakwood Homes Corporation, Champion Enterprises, Inc., Chariot Eagle Homes and Karsten Homes. Clayton Homes, Inc. recently announced that it has agreed to be acquired by Berkshire Hathaway Inc., subject to the approval of the Clayton Homes stockholders. We believe that our business (based on retail sales) accounted in 2002 for an approximate 29% share of the Arizona market area, an approximate 7% share of the New Mexico market area and smaller shares of market areas in the other states in which we do business. We do not view any of our competitors as being dominant in the industry as a whole or the principal markets in which we compete, although a number of our competitors possess substantially greater financial, manufacturing, distribution and marketing resources than us.

Government Regulation

      Our manufactured homes are subject to a number of federal, state and local laws, codes and regulations. Construction of manufactured housing is governed by the National Manufactured Housing Construction and Safety Standards Act of 1974, as amended, or the Home Construction Act. In 1976, HUD issued regulations under the Home Construction Act establishing comprehensive national construction standards. The HUD regulations, known collectively as the Federal Manufactured Home Construction and Safety Standards, cover all aspects of manufactured home construction, including structural integrity, fire safety, wind loads, thermal protection and ventilation. Such regulations preempt conflicting state and local regulations on such matters, and are subject to periodic change. Our manufacturing facilities and the plans and specifications of our manufactured homes have been approved by a HUD-certified inspection agency. Further, an independent HUD-certified third-party inspector regularly reviews our manufactured homes for compliance with the HUD regulations during construction. Failure to comply with applicable HUD regulations could expose us to a wide variety of sanctions, including mandated closings of our manufacturing facilities. We believe our manufactured homes are in substantial compliance with all present HUD requirements. Our park model homes are not subject to HUD regulations, but we believe that our park model homes meet all present standards of the American National Standards Institute.

      Manufactured and site-built homes are all typically built with wood products that contain formaldehyde resins. HUD regulates the allowable concentrations of formaldehyde in certain products used in manufactured homes and requires manufacturers to warn purchasers as to formaldehyde-associated risks. The Environmental Protection Agency, or EPA, and other governmental agencies have in the past evaluated the effects of formaldehyde. We use materials in our manufactured homes that meet HUD standards for formaldehyde emissions and believe we comply with HUD and other applicable government regulations in this regard.

      The transportation of manufactured homes on highways is subject to regulation by various federal, state and local authorities. Such regulations may prescribe size and road use limitations and impose lower than normal speed limits and various other requirements.

      We have leased space for our manufacturing facility in Goodyear, Arizona from the Loral Corporation (and Loral’s successor-in-interest Lockheed Martin Corporation) since 1993. The leased premises are part of what is referred to as the South Site of the Phoenix Goodyear Airport Superfund Site, which was designated as a National Priorities List, or NPL, site under the authority of the Comprehensive Environmental Response, Compensation, and Liability Act in 1983. The reason for the site’s NPL designation was because of extensive soil and groundwater contamination (trichloroethylene or TCE, chromium and cadmium) that resulted from historic manufacturing activities of the Goodyear Tire and Rubber Company and the Department of Defense.

      The South Site of the Phoenix Goodyear Airport Superfund Site is being investigated and remediated by the Goodyear Tire and Rubber Company and Loral Corporation pursuant to a consent decree executed with the United States Environmental Protection Agency, or EPA. In 1999, the Goodyear Tire and Rubber Company completed its cleanup of contaminated soils. Since then, its efforts have focused on pumping and treating contaminated groundwater. Although health exposure concerns have been raised by former employees of the Unidynamics Corporation who worked on the North Site of the Phoenix Goodyear Airport Superfund Site, the State of Arizona determined in 2000 that there is “no apparent public health hazard” associated with the North Site. Similar concerns have not been raised with respect to the South Site.

      Our lease with Loral Corporation specifically refers to the consent decree with the EPA and provides that as between Loral Corporation and us, Loral Corporation will be responsible for any liabilities resulting from the existing contamination at the site and that Loral Corporation will indemnify us for such liabilities.

      During the ten years that we have conducted manufacturing operations at the Goodyear, Arizona facility, we have never received any inquiry or notice from the EPA or the Arizona Department of Environmental Quality suggesting that we may be liable for any costs associated with the remediation or investigation of the site. We do not have any underground storage tanks at our Goodyear, Arizona facility.

      Our manufactured homes are subject to local zoning and housing regulations. In certain cities and counties in areas where our homes are sold, local governmental ordinances and regulations have been enacted which restrict the placement of manufactured homes on privately-owned land or which require the placement of manufactured homes in manufactured home communities. Such ordinances and regulations may adversely affect our ability to sell homes for installation in communities where they are in effect.

      A number of states have adopted procedures governing the installation of manufactured homes. Utility connections are subject to state and local regulations which must be complied with by the retailer or other person installing the home.

      Certain warranties we issue may be subject to the Magnuson-Moss Warranty Federal Trade Commission Improvement Act, which regulates the descriptions of warranties on products. The description and substance of our warranties are also subject to a variety of state laws and regulations. A number of states require manufactured home producers to post bonds to ensure the satisfaction of consumer warranty claims.

      Governmental authorities have the power to enforce compliance with their regulations, and violations may result in the payment of fines, the entry of injunctions or both. Although we believe that our operations are in substantial compliance with the requirements of all applicable laws and regulations, these requirements have generally become more strict in recent years. Accordingly, we are unable to predict the ultimate cost of compliance with environmental laws and enforcement policies.

Properties

      We currently own or lease and operate three manufacturing facilities in the Phoenix, Arizona area. Except in the case of the Litchfield plant, we own the land on which these facilities are located. We also own substantially all of the machinery and equipment used at these facilities. We believe that these facilities are adequately maintained and suitable for the purposes for which they are used.

      The following table sets forth certain information with respect to our active manufacturing facilities:

	Date of
	Commencement	Owned/	Square
Location	of Operations	Leased	Feet

Litchfield plant — Goodyear, Arizona	1993	Leased	203,000
Durango plant — Phoenix, Arizona	1978	Owned	79,000
Specialty plant — Phoenix, Arizona	1972	Owned	94,000

      Our company-owned retail centers generally range in size from one acre to 5 acres. All of these locations are leased by us. We lease the Belen, New Mexico retail center from Centex. Over the next 12 months, we plan to dispose of or close certain company-owned retail centers. The following table sets forth our 26 current company-owned retail centers by location, including our recently opened Avondale, Arizona retail center.

Location	Lease Term Expiration

(Expired leases are currently
on a month-to-month basis)
Avondale, AZ	April 30, 2006
Casa Grande, AZ	February 28, 2001
Marana, AZ	November 30, 2004
Mesa, AZ	November 30, 2004
Tucson, AZ	January 31, 1999
Tucson, AZ	February 17, 2004
Yuma, AZ	February 17, 2004
Ft. Collins, CO	February 17, 2004
Bossier City, LA	December 30, 2006
Donaldsonville, LA	November 7, 2006
Opelousas, LA	February 27, 2003
Albuquerque, NM	June 30, 2003
Belen, NM	March 31, 2004
Austin, TX	August 14, 2005

Location	Lease Term Expiration

(Expired leases are currently
on a month-to-month basis)
Bastrop, TX	January 31, 2004
Boerne, TX	October 31, 2003
Buda, TX	November 14, 2004
Conroe, TX	February 28, 2006
Elmendorf, TX	December 31, 2004
Kaufman, TX	December 10, 2005
New Braunfels, TX	September 30, 2003
Porter, TX	December 31, 2002
Seguin, TX	November 30, 2003
Spring, TX	May 31, 2003
Tyler, TX	April 30, 2007
Wills Point, TX	January 31, 2006

      We also lease approximately 22,000 square feet of office space in Phoenix, Arizona for our corporate headquarters. Our corporate headquarters lease is scheduled to expire in 2006.

Legal Proceedings

      We are party to certain legal proceedings that arise in the ordinary course of business. Certain of the claims pending against us in these proceedings allege, among other things, breach of contract and warranty, product liability and personal injury. In our judgment, none of these proceedings is expected to have a material adverse effect on our business, financial condition or results of operations.

Employees

      As of March 31, 2003, we had approximately 1,105 employees. None of our employees are represented by a labor union. We have not experienced any labor-related work stoppages and believe that our relationship with our employees is good.

MANAGEMENT

Directors and Executive Officers

      Our board of directors will consist of not fewer than two nor more than twelve directors, the exact number to be fixed from time to time by resolution of our board of directors. Our board of directors will be divided into up to three classes. The initial term of the first class will expire at the conclusion of the 2004 annual meeting of stockholders, the initial term of the second class will expire at the conclusion of the 2005 annual meeting and the initial term of the third class will expire at the conclusion of the 2006 annual meeting. Directors hold office until the next annual meeting of stockholders at which their terms expire and until their successors are duly elected and qualified or until they die or resign. For information regarding the effects of our staggered board of directors, see “Description of Our Capital Stock.”

      Our current directors are Laurence E. Hirsch and Joseph H. Stegmayer. We expect to elect three independent directors to our board within 90 days after the distribution.

      Our officers are elected by our board of directors and serve until their successors are duly elected or appointed and qualified or until they die, resign or are removed.

      The information in the table below was provided to us by our directors and executive officers. We know of no family relationships among any of the persons named in the table. Certain directors are also directors or trustees of privately owned business or not-for-profit entities that are not referred to below. The following table sets forth information as of April 15, 2003 regarding our directors and executive officers.

			Expiration
			of Term
			as a
Name	Age	Position or Office	Director(1)

Joseph H. Stegmayer	52	Chairman of the Board, President and Chief Executive Officer	2005
David L. Blank	41	Vice President of Operations	N/A
Sean K. Nolen	40	Vice President, Chief Financial Officer and Treasurer	N/A
Laurence E. Hirsch	57	Director	2006

(1)	The board will be divided into three classes when action is taken to expand the size of the board to elect independent directors. The terms shown represent the terms that will apply once the board is divided into classes.

      Joseph H. Stegmayer is our Chairman of the Board, President and Chief Executive Officer. He has served as our President and Chief Executive Officer and as a member of our board of directors since March 2001. Mr. Stegmayer has also served as President of Centex’s manufactured housing holding company, Centex Manufactured Housing Group, LLC, since September 2000. Prior to joining our company, Mr. Stegmayer served from January 1998 to September 2000 as President — Retail Operations and Chief Financial Officer of Champion Enterprises, Inc., a publicly held company that builds, sells and finances manufactured homes. From 1993 until January 1998, he served as President, Vice Chairman and Chairman of the Executive Committee of Clayton Homes, Inc., a publicly held company that builds, sells, finances and insures manufactured homes and operates planned housing communities.

      David L. Blank is our Vice President of Operations. In this capacity, he is responsible for overseeing the operation of all of our manufacturing facilities as well as various other operational and related functions. Mr. Blank has served as our Vice President of Operations since November 1996. Mr. Blank joined our company in 1988 and has held various manufacturing management positions including general manager of our Litchfield plant from 1993 to 1996 and operations manager of the Frameco division from 1990 to 1993. Prior to his employment with our company, Mr. Blank was employed in a variety of production management positions with Kaufman and Broad Home Systems.

      Sean K. Nolen is our Vice President, Chief Financial Officer, Treasurer and Assistant Secretary. He has served in each of these capacities since March 1999. Prior to joining our company, Mr. Nolen was employed by Deloitte & Touche LLP, a registered public accounting firm, from June 1984 until May 1996, most recently as Senior Manager in the Audit and Assurances Services Department. From May 1996 to March 1999, he served as Executive Vice President, Chief Financial Officer and Treasurer and as a director of Simula, Inc., a publicly held manufacturer of products designed to safeguard human life.

      Laurence E. Hirsch is a member of our board of directors and is Chairman of the Board and Chief Executive Officer of Centex. Mr. Hirsch has been a director of Centex since 1985. Mr. Hirsch served as President of Centex from March 1985 to July 1991, and has served as its Chief Executive Officer since July 1988 and as Chairman of its board of directors since July 1991. Mr. Hirsch is also Chief Executive Officer and Chairman of the Board of Centex Construction Products, Inc., a publicly traded company engaged in the production and sale of cement, paperboard, concrete and aggregates and gypsum wallboard and an affiliate of Centex, and served as Chairman of that board from January 1994 through December 1997 and again from July 1999 to the present. In addition, he serves as a director of Belo Corp. and Luminex Corporation, and as an advisory director of Heidelberger Zement AG.

Board Committees

      After the distribution date, our board of directors will establish an audit committee and a compensation committee. The audit committee will consist of at least three independent directors. The compensation committee will consist of at least two independent directors. Pursuant to our restated bylaws, our board of directors may also establish other committees from time to time in its discretion.

      Audit Committee. Our audit committee will consist of three directors who are not employed by us or any of our affiliates and who are independent directors as defined by applicable standards of The Nasdaq Stock Market, Inc. and the Securities and Exchange Commission. Committee members will be elected by our board of directors to serve one-year terms. In accordance with the audit committee charter adopted by the board, the audit committee will, among other things, review the functions of our management and independent auditors pertaining to our financial statements and perform such other duties and functions as are deemed appropriate by the board.

      The following are the key responsibilities of our audit committee:

•	the selection, appointment, evaluation, compensation, retention, termination and oversight of the work of our independent auditors;

•	obtaining and reviewing, at least annually, a report by our independent auditors describing the firm’s internal quality-control procedures, any material issues raised by the most recent internal quality review, or peer-review, of our independent auditors any material issues raised by any inquiry or investigation by governmental or professional authorities and all relationships between us and our independent auditors;

•	reviewing with our independent auditors any audit problems or difficulties, and management’s response thereto, and resolving any disagreements between management and our independent auditors regarding financial reporting;

•	reviewing and pre-approving the duties and compensation of our independent auditors and the effect of any such compensation on the auditors’ independence, including a review of all auditing services, auditing engagement fees and terms and permitted non-audit services provided by our independent auditors;

•	reviewing our audited financial statements, interim financial statements and other significant financial disclosures and discussing the same with management and our independent auditors;

•	reviewing and discussing our earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	preparing a report for inclusion in our annual proxy statement in accordance with the rules of the SEC;

•	reviewing our basic systems of internal controls regarding auditing, accounting and legal compliance, the scope of the independent auditors’ examination, compliance with our code of ethics and the scope of activities of our internal audit department, as applicable;

•	discussing policies with respect to risk assessment and risk management;

•	receiving, considering and addressing complaints received from officers, employees or other persons regarding accounting, internal accounting controls, or auditing matters or regarding questionable accounting or auditing matters; and

•	reviewing and assessing the adequacy of the audit committee’s charter annually and recommending revisions to the board.

      The audit committee will meet separately with the independent auditors and with members of our internal audit staff, as applicable, outside the presence of our management or other employees, to discuss matters of concern, to receive recommendations or suggestions for change and to exchange relevant views and information. The audit committee is ultimately responsible for the appointment, compensation, oversight, evaluation, engagement and termination of our independent auditors.

      Audit committee members will receive a fee of $500 in cash for attending each meeting of the audit committee. The chairperson of the audit committee will also receive an additional annual retainer of $2,000.

      Compensation Committee. Our compensation committee will consist of two directors who are not employed by us or any of our affiliates and who are “non-employee directors” for purposes of Rule 16b-3(b)(3) under the Securities Exchange Act of 1934. Committee members will be elected by our board of directors to serve one-year terms. The compensation committee has the power:

•	to authorize and determine all salaries for our officers;

•	to administer our incentive compensation plans in accordance with the powers and authority granted in such plans;

•	to determine any incentive allowances to be made to our officers;

•	to administer all of our stock option plans, stock purchase plans and other equity ownership, compensation, retirement and benefit plans;

•	to approve the performance-based compensation of individuals pursuant to Tax Code Section 162(m); and

•	to administer all other matters relating to compensation or benefits.

Compensation committee members will paid a fee of $500 in cash for attending each meeting of the compensation committee.

Director Compensation

      Director compensation consists principally of cash and an award of options to purchase shares of our common stock.

      Upon commencement of service, each non-employee director will receive a grant of options to purchase 10,000 shares of our common stock. In addition, on an annual basis, each non-employee director will receive a grant of options to purchase 2,500 shares of our common stock for each year of service. Options granted to non-employee directors will entitle them to purchase shares of our common stock at an exercise price equal to the fair market value of such shares on the date of grant.

      Each non-employee director will also receive an annual retainer of $8,000 and a fee of $1,000 for each meeting of the board of directors he or she attends.

      Directors who are also our employees do not receive any fees or other compensation for service on our board of directors or its committees.

      We reimburse all directors for reasonable out-of-pocket expenses incurred in attending board or committee meetings.

Executive Compensation

      Although we have entered into employment agreements with certain of our executive officers effective as of the distribution date, to date no compensation has been paid pursuant to such agreements and the executive officers have received compensation pursuant to their existing employment arrangements with Centex or its subsidiaries. The information under this heading summarizes compensation paid by Centex to our Chief Executive Officer and our two other executive officers, whom we collectively refer to as our “named executive officers.” As a result, the compensation described below does not reflect the compensation such executive officers will receive following the distribution. See “— Employment Agreements with the Named Executive Officers” below. The principal positions listed below are those that will be held by the named executive officers following the distribution.

Summary Compensation Table

					Long Term Compensation Awards
		Annual Compensation
						Securities
Name and Principal	Fiscal			Other Annual	Restricted Stock	Underlying	All Other
Position	Year	Salary	Bonus	Compensation	Award(s)	Options/SARs	Compensation

Joseph H. Stegmayer,(1)	2003	$328,000	$480,000	$—	—	—	$20,000	(2)
Chairman of the Board,
President and Chief
Executive Officer
David L. Blank,	2003	$150,000	$144,888	—	—	—	$2,750	(3)
Vice President of Operations
Sean K. Nolen,	2003	$150,000	$139,000	—	—	—	$2,750	(3)
Vice President, Chief Financial Officer and Treasurer

(1)	Information with respect to Mr. Stegmayer reflects compensation paid for services in connection with our company and other operations of Centex.

(2)	Represents the estimated profit sharing contribution to be made for fiscal 2003.

(3)	Represents matching contributions for the 2002 calendar year, which we estimate are approximately equal to the amount of matching contributions that have been or will be made for fiscal 2003.

Option/ SAR Grants in Last Fiscal Year

      There were no awards of stock options or stock appreciation rights by Centex or us to the named executive officers during fiscal 2003.

Fiscal 2002 Aggregate Option Exercises

And Year-End Option Values

      The following table sets forth information with respect to the aggregate option exercises during fiscal 2003 by the named executive officers and the number and value of options held by such officers as of March 31, 2003 (the last trading day of the fiscal year).

			Number of Securities	Value of Unexercised
			Underlying Unexercised	In-the-Money
			Options/SARs at	Options/SARs at
			Fiscal Year-End	Fiscal Year-End(3)

	Shares Acquired	Value	Exercisable/	Exercisable/
Name	on Exercise	Realized	Unexercisable	Unexercisable

Joseph H. Stegmayer	—	—	24,500/30,500 (1)	$473,820/$616,980
David L. Blank	—	—	21,000/9,000	$497,813/$230,849
Sean K. Nolen	—	—	1,000/4,000 (2)	$19,829/$79,315

(1)	The exercisability of 6,000 of these options will be accelerated as of the distribution date.

(2)	The exercisability of all 4,000 of these options will be accelerated as of the distribution date.

(3)	Represents the product of the number of shares subject to the options and the excess of the market price of Centex common stock on March 31, 2003 ($54.36) over the exercise price of the applicable options.

Employment Agreements with the Named Executive Officers

      We have entered into employment agreements with certain of our executive officers that will become effective as of the distribution date.

      Joseph H. Stegmayer. We entered into an employment agreement with Mr. Stegmayer effective as of the distribution date that provides for Mr. Stegmayer’s employment as our Chairman of the Board, President and Chief Executive Officer.

      The employment agreement is for a term of three years. Pursuant to the employment agreement, we have agreed to pay Mr. Stegmayer an annual base salary of $225,000, which is not to be reduced except with the agreement of Mr. Stegmayer, and a cash bonus in an amount equal to 3% of the first $2.5 million of pretax income and 6% of pretax income in excess of such amount. In addition to the base salary and cash bonus, we will also grant Mr. Stegmayer an initial non-qualified option to purchase a number of shares of our common stock equal to 6% of all of the then-issued and outstanding shares of our common stock. The option will vest over a three-year period with 25% becoming vested on the grant date and the remainder becoming vested in cumulative 25% annual increments. As soon as reasonably practicable following each of the first and second anniversary of the distribution, we will grant Mr. Stegmayer additional non-qualified options to purchase a number of shares of our common stock equal to not less than 1% of the then-issued and outstanding shares of our common stock. The vesting schedule of each such option grant will match the vesting schedule of the initial 6% grant. We will also reserve a sufficient number of shares of our common stock to grant to Mr. Stegmayer following the distribution a number of shares of our restricted stock having a fair market value on the date of the grant equal to $1,000,000. Upon receipt of the required approval by our board of directors, Mr. Stegmayer will receive such grant of restricted stock. The restricted stock will vest over a three-year period with 25% becoming vested on the grant date and the remainder becoming vested in cumulative 25% increments on each of the first three anniversaries of the grant date so long as Mr. Stegmayer continues to be employed by us.

      If Mr. Stegmayer dies, or becomes disabled, or if we terminate Mr. Stegmayer’s employment without cause prior to the occurrence of a change in control, or if Mr. Stegmayer resigns because of a breach by us of the employment agreement, then in each such case, Mr. Stegmayer (or his heirs or executors) will continue to receive his base salary for each fiscal year under the remaining term of the employment agreement and an average bonus based on the bonus payable to him in the prior two years, plus an additional year of base salary, an average bonus and health insurance for such additional year. If within two years after the occurrence of a change in control, we terminate Mr. Stegmayer’s employment for any reason other than for cause, or Mr. Stegmayer voluntarily resigns for any reason, then in each case we will pay to Mr. Stegmayer a lump sum termination payment equal to two times the sum of his then current base salary and average bonus.

      As part of the employment agreement, Mr. Stegmayer has agreed not to, in any capacity, engage in the business of designing, manufacturing or selling manufactured housing while he is employed by us or is being paid under the employment agreement following a termination without cause.

      In addition to the compensation that we will pay Mr. Stegmayer, Centex has agreed to pay Mr. Stegmayer an additional $600,000 in consideration for his past services to Centex, the continuing services he will provide as a part-time employee of Centex until March 31, 2005 and his agreement not to compete with Centex. This additional compensation will be paid by Centex in three installments. Centex will pay Mr. Stegmayer $100,000 on the distribution date, $100,000 at the conclusion of fiscal 2004 (provided that Mr. Stegmayer is then still providing part-time service to Centex and is in compliance with his non-competition obligations) and $400,000 on June 1, 2005 when his employment with Centex is concluded. Centex will also accelerate the vesting of 6,000 options to purchase Centex common stock, making such options fully vested as of the distribution date. As part of the consideration for his payments from Centex, while he is performing part-time service for Centex Mr. Stegmayer has agreed not to, in any capacity, engage in any business other than through Cavco that competes with any of the businesses of Centex for which he provided substantial services or for which he had substantial responsibility within the 24 months prior to the distribution date. Centex will also give Mr. Stegmayer a customary allowance for relocation expenses (including temporary housing, if necessary) associated with Mr. Stegmayer’s relocation to Phoenix, including purchasing Mr. Stegmayer’s home in Dallas if required pursuant to Centex’ customary relocation practices.

      Sean K. Nolen. We entered into an employment agreement with Mr. Nolen effective as of the distribution date that provides for Mr. Nolen’s employment as Vice President, Chief Financial Officer and Treasurer.

      The employment agreement is for a term of three years. Pursuant to the employment agreement, we have agreed to pay Mr. Nolen an annual base salary of $150,000, which is not to be reduced except with the agreement of Mr. Nolen, and a cash bonus in an amount to be determined from time to time by our board of directors after consultation with our chief executive officer. In addition to the base salary and cash bonus, we will also grant Mr. Nolen a non-qualified option to purchase 50,000 shares of our common stock. The option will vest over a three-year period with 25% becoming vested on the grant date and the remainder becoming vested in cumulative 25% annual increments. In addition, Mr. Nolen may also participate in all incentive, savings and retirement plans established or adopted and maintained by us in accordance with our regular practices applicable to other similarly situated executives.

      If Mr. Nolen dies, or becomes disabled, or if we terminate Mr. Nolen’s employment without cause prior to the occurrence of a change in control, or if Mr. Nolen resigns because of a breach by us of the employment agreement, then in each such case, Mr. Nolen (or his heirs or executors) will continue to receive his base salary for 12 months. If within one year after the occurrence of a change in control, we terminate Mr. Nolen’s employment for any reason other than for cause, then we will pay to Mr. Nolen his then current annual base salary for 12 months.

      As part of the employment agreement, Mr. Nolen has agreed not to, in any capacity, engage in the business of designing, manufacturing or selling manufactured housing while he is employed by us or, at our discretion, for up to two years following his termination while he is being paid under the employment agreement.

      David L. Blank. We entered into an employment agreement with Mr. Blank effective as of the distribution date that provides for Mr. Blank’s employment as Vice President — Operations.

      The employment agreement is for a term of three years. Pursuant to the employment agreement, we have agreed to pay Mr. Blank an annual base salary of $150,000, which is not to be reduced except with the agreement of Mr. Blank, and a cash bonus in an amount to be determined from time to time by our board of directors after consultation with our chief executive officer. In addition to the base salary and cash bonus, we will also grant Mr. Blank a non-qualified option to purchase 25,000 shares of our common stock. The option will vest over a three-year period with 25% becoming vested on the grant date and the remainder becoming vested in cumulative 25% annual increments. In addition, Mr. Blank may also participate in all incentive, savings and retirement plans established or adopted and maintained by us in accordance with our regular practices applicable to other similarly situated executives.

      If Mr. Blank dies, or becomes disabled, or if we terminate Mr. Blank’s employment without cause prior to the occurrence of a change in control, or if Mr. Blank resigns because of a breach by us of the employment agreement, then in each such case, Mr. Blank (or his heirs or executors) will continue to receive his base salary for six months. If within one year after the occurrence of a change in control, we terminate Mr. Blank’s employment for any reason other than for cause, then we will pay to Mr. Blank a lump sum termination payment equal to one-half of his then current annual base salary.

      As part of the employment agreement, Mr. Blank has agreed not to, in any capacity, engage in the business of designing, manufacturing or selling manufactured housing while he is employed by us or, at our discretion, for up to two years following his termination while he is being paid under the employment agreement.

Indemnification Agreements

      We entered into indemnification agreements with our directors to be effective as of the distribution date. Such agreements are intended to provide our directors with specific contractual assurance that the protection provided by our restated certificate of incorporation will continue to be available regardless of, among other things, an amendment to our restated certificate of incorporation, a change in management or a change in control of our stock. The indemnification agreements provide for prompt indemnification to the fullest extent permitted by law and for the prompt advancement of expenses, including attorney’s fees and all other costs and expenses incurred in connection with any action, suit or proceeding in which the director is a witness or other participant, or to which the director is a party, by reason (in whole or in part) of service in certain capacities. The indemnification agreements also provide a mechanism for the director to seek court relief if indemnification or expense advances are denied or not received within the periods provided in the agreements. Indemnification and advancement of expenses are also provided with respect to a court proceeding initiated for a determination of rights under the indemnification agreements or of certain other matters.

Other Compensatory Plans and Arrangements

      Our Stock Incentive Plan. Under our stock incentive plan, a maximum of 450,000 shares of our common stock may be subject to grants of options or awards of restricted stock to certain of our officers, directors and key employees, provided that no more than 200,000 of such shares will be subject to awards of restricted stock. Options granted under our stock incentive plan will be non-qualified options, which do not satisfy the requirements of Section 422 of the Tax Code. No person may be granted options under our stock incentive plan for more than 450,000 shares of our common stock in any one-year period. Shares of common stock covered by options that terminate or are canceled prior to exercise and shares of restricted stock that are returned to us will again be available for grants of options and awards of restricted stock. Also, if the option price or any applicable tax withholding obligation payable upon exercise of an option is satisfied by the tender or withholding of shares of common stock, the number of shares so tendered or withheld will be eligible for grants of options and awards of restricted stock under the stock incentive plan. The option price may not be less than 100% of the fair market value of our common stock at the time of grant.

      Awards of cash can be made to our officers and key employees under the plan, and these awards are subject to certain limitations which are similar to those applicable to awards of restricted stock. Such awards may be conditioned upon the achievement of performance goals designed to comply with Section 162(m) of the Tax Code.

      The compensation committee of our board of directors, which will be comprised solely of two or more “non-employee directors” under Rule 16b-3(b)(3) of the Securities Exchange Act of 1934, has full and exclusive authority to administer our stock incentive plan and to take all actions specifically contemplated by the plan or necessary or appropriate in connection with its administration. The compensation committee will select the individuals who will receive options, awards of restricted stock or cash under the plan. The compensation committee will also determine the terms of the options and awards (to the extent not in the plan) and interpret the options and awards. The committee may:

•	provide for the extension of the exercisability of an option;

•	accelerate the vesting or exercisability of an option, restricted stock or cash award;

•	eliminate or make less restrictive any restrictions applicable to an option, restricted stock or cash award;

•	waive any restriction or other provision of the plan or any option, restricted stock or cash award; or

•	otherwise amend or modify an option, restricted stock or cash award in any manner that is either:

†	not adverse to the optionee or holder of restricted stock or cash award to whom such option, restricted stock or cash was granted; or

†	consented to by the optionee or holder of restricted stock or cash award.

However, except to the extent resulting from application of the anti-dilution provisions of the plan described below, after an option has been awarded, the price at which shares of our common stock may be purchased upon exercise of such option may not be amended, so as to reduce the exercise price, and no option may be granted in exchange for a previously granted option if the exercise price of the previously granted option is greater than the exercise price of the replacement option. The committee may correct any defect, supply any omission or reconcile any inconsistency in the plan or in any award in the manner and to the extent it deems necessary or desirable to further the purposes of the plan. The plan provides that any decision of the committee in the interpretation and administration of the plan is final, conclusive and binding on all parties concerned.

      Options will become exercisable at such time or times not more than seven years from the date of grant as may be provided by their terms. The committee may, however, accelerate the time at which an option is exercisable without regard to its terms. Generally, all rights to exercise an option terminate within four months after the date the optionee ceases to be our employee or an employee of any of any of our affiliates, or ceases to be a director, for any reason other than death or disability. In the event of an optionee’s death, an option will terminate fifteen months thereafter. In the event of an optionee’s disability and resulting termination of employment, an option will terminate six months after such optionee’s employment termination date. However, if an option is held by a director who, on the date he or she ceases to be our director (and, if also an employee, ceases to be our employee), has at least ten years of service as our director, then all shares subject to such option will vest on the date the director ceases to be our director, and all rights to exercise such option will terminate three years thereafter. If an option is held by a director who, on the date he or she ceases to be our director (and, if also an employee, ceases to be our employee), has fewer than ten years of service as our director, then all rights to exercise such option will terminate three months after he or she ceases to be a director.

      The compensation committee may, in its discretion, grant a new option or amend an outstanding option to provide an extended period of time during which an optionee can exercise the option. However, no option may be exercised later than seven years from the date of grant. If the employment of the optionee or the optionee’s service as a director is terminated for cause, the option shall thereafter be null and void for all purposes.

      Unless otherwise determined by the compensation committee and provided in the agreement evidencing an option, no option will be transferable except by will or the laws of descent and distribution, and during the lifetime of the optionee the option may be exercised only by the optionee or the optionee’s guardian or legal representative. The exercise price of options may be paid in cash, by check or wire transfer or, with the consent of the committee, by delivery of shares of our common stock, including actual or deemed multiple exchanges of shares. We may satisfy our tax withholding obligations by retaining shares of our common stock that would otherwise be issuable on exercise by an optionee or deliverable upon vesting of an award of restricted stock.

      The plan contains anti-dilution provisions applicable in the event of a change in the number of outstanding shares of our common stock as a result of a subdivision or consolidation of outstanding shares, declaration of a dividend payable in shares or other stock split, in which event appropriate adjustments may be made in:

•	the maximum number of shares subject to the plan;

•	the number of shares and option prices under then outstanding options;

•	the number of shares of restricted stock previously awarded under the plan; and

•	the number of shares that may be granted to any person in any one-year period under the plan.

      Similar adjustments will also be made in the event of any other recapitalization or capital reorganization of us, any consolidation or merger of us with another corporation or entity, the adoption by us of any plan of exchange affecting the shares of our common stock or any distribution to our stockholders of securities or property (other than normal cash dividends or dividends payable in shares of our common stock), to the extent necessary to preserve, without exceeding, the value of then outstanding options and shares of restricted stock. In the event of a merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation, the compensation committee is authorized to issue new options or shares of restricted stock as it determines is appropriate in substitution for, or to reflect the assumption of, any other option, restricted stock grant or other award, whether or not awarded under the plan.

      In addition, in the case of our dissolution or liquidation, a merger or consolidation in which we are not the surviving corporation or a change in control (as defined in our stock incentive plan):

•	every option then outstanding will vest and become exercisable in full; and

•	every restriction with respect to outstanding shares of restricted stock and performance-based cash awards will terminate immediately prior to such dissolution, liquidation, merger, consolidation or change in control, to the extent not theretofore exercisable or free of restrictions, without regard to any limits on exercisability or any restrictions contained in the agreements evidencing such options, restricted stock or cash awards, but only if such options have not yet expired or been terminated or such shares of restricted stock have not yet been canceled or forfeited.

      The accelerated vesting and exercisability upon a change in control could be considered as having an anti-takeover effect. However, because the plan was adopted for the purposes and reasons discussed above and not for any perceived anti-takeover benefit, and because the maximum number of shares available under the plan would be insignificant compared to the total number of our authorized shares, our board of directors believes that this provision should not be considered as having any significant anti-takeover effect. Moreover, in the event of such a dissolution, liquidation, merger, consolidation or change in control, our board of directors may completely satisfy all of our obligations and the obligations of our affiliates with respect to any options or shares of restricted stock outstanding on the date of such event and cancel such options or shares of restricted stock by delivering cash to the optionee or holder of restricted stock in an amount equal to:

•	in the case of options, the difference between the aggregate exercise price for shares under the option and the fair market value of such shares on the date of such event; or

•	in the case of restricted stock, the fair market value of such shares on the date of such event.

      Our board of directors may, at any time, amend, suspend or terminate the plan for any purpose permitted by law. However, no amendment or alteration that would adversely affect the rights of any holder of an option, restricted stock or cash award under any award previously granted to such person may be made without the consent of such person. Also, after the plan has been approved by our stockholders, our board of directors may not amend the plan to increase the maximum number of shares of our common stock subject thereto or decrease the option price below 100% of the fair market value at the time of grant without approval of our stockholders.

      The plan also provides that up to 200,000 shares of restricted stock may be awarded by the compensation committee to such eligible recipients as it may determine from time to time. As used in the plan, “restricted stock” means our common stock that does not irrevocably vest in the holder or may not be sold, exchanged, pledged, transferred, assigned or otherwise encumbered or disposed of until the terms and conditions set by the committee (which terms and conditions may include, among other things, the achievement of specific goals) have been satisfied. We refer to such time period as the “restricted period.” During the restricted period, unless specifically provided otherwise in accordance with the terms of the plan, the recipient of restricted stock would be the record owner of such shares and have all the rights of a stockholder with respect to such shares, including the right to vote and the right to receive dividends or other distributions made or paid with respect to such shares.

      The compensation committee may determine that an award of restricted stock will be subject to restriction until one or more pre-established, objective performance goals established by the committee have been achieved. With respect to any such award, the restrictions will lapse and the award will vest only upon achievement of the goals. A performance goal may be based on one or more business criteria that apply to the recipient, one or more of our business units or us as a whole, and may include one or more of the following criteria: operating income, operating margin, earnings before interest, taxes, depreciation and amortization (EBITDA), pre-tax income, net income, net earnings per share, net earnings per share growth, return on beginning stockholders’ equity, return on average net assets, total stockholder return relative to other companies in a relevant industry group, debt/capitalization ratio and customer satisfaction. A performance goal need not be based upon an increase or positive result under a particular business criterion but may include, for example, maintaining the status quo or limiting economic losses, as measured by reference to such criterion. Performance goals must be established prior to the earlier to occur of 90 days after the commencement of the period of service to which the goals relate and the lapse of 25% of the period of service. Prior to the lapse of any applicable restrictions and the vesting of any award based on the achievement of performance goals, the committee must determine that the applicable performance goals were satisfied.

      No individual may be awarded restricted stock subject to performance goals designed to comply with Section 162(m) of the Tax Code having a value of more than $1.0 million in any given one-year period. The plan provides that the committee has the authority to cancel all or any portion of any outstanding restrictions prior to the expiration of the restricted period with respect to all or any of the shares of restricted stock awarded to an individual on such terms and conditions as the compensation committee may deem appropriate. Except as otherwise provided in the applicable restricted stock award agreement, if during the restricted period an individual to whom restricted stock has been awarded ceases to be our employee or an employee of one of our affiliates, or ceases to be one of our directors for any reason, any restricted stock remaining subject to restrictions will be forfeited by the individual and transferred at no cost to us unless otherwise determined by the committee.

      As is the case with restricted stock awards, the compensation committee may determine that a cash award will be subject to restrictions until one or more pre-established, objective performance goals established by the committee have been achieved. The limitations, permissible performance goals and other terms and conditions of cash based performance awards are generally the same as with respect to those that might be applicable to restricted stock awards. However, cash based performance awards designed to comply with Section 162(m) of the Tax Code are subject to a separate limit of no more than $1.0 million in any given one-year period for any individual.

      Our 401(k) Plan. We sponsor a defined contribution retirement plan that contains provisions for cash or deferred arrangements under Section 401(k) of the Internal Revenue Code. The arrangements allow eligible employees to contribute a percentage of annual base compensation, before federal income taxes, to the plan. For 2003, the maximum annual contribution is $12,000. In addition, a participant who is at least age 50 or attains age 50 during the year may elect to make an additional “catch-up contribution” of up to $2,000. Participants may also contribute up to 10% of base compensation each pay period after federal income taxes are withheld.

      To encourage plan participation, we match employee contributions at the rate of 25% up to a maximum employee contribution of 6% of annual compensation. Under the plan, matching company contributions vest progressively over a six-year period, except that the matching company contributions are 100% vested upon the participant’s attainment of age 65, death or termination of employment due to disability.

      A participant may choose to invest his or her account balance among one or a combination of mutual funds that are valued on a daily basis as well as the stock of our company and other companies. Participants have the right to vote shares of our common stock held by them in the plan.

      Account balances become distributable to the participant at the cessation of employment, retirement, receipt of benefits under our long-term disability plan or death. Participants have various options available to them as to the timing and method of distribution.

      Our executive officers are eligible to participate in the plan. The amounts which the named executive officers have chosen to contribute to the defined contribution plans are included in the salary column of the Summary Compensation Table and the matching contributions are included in the All Other Compensation column.

PRINCIPAL STOCKHOLDERS

      Prior to the distribution, all of the outstanding shares of our common stock will be owned by Centex. The address of Centex’s principal executive offices is Centex Corporation, 2728 North Harwood, Dallas, Texas 75201.

      The following table sets forth information regarding the beneficial ownership of our common stock immediately after the distribution by:

•	each person or entity known by us to beneficially own more than 5% of the outstanding Centex common stock;

•	each of the persons currently expected to be one of our directors;

•	each of the persons currently expected to be one of our named executive officers; and

•	all persons currently expected to be our directors and executive officers after the distribution, as a group.

      The information below is based on the number of shares of Centex common stock known to us to be beneficially owned by each entity or person, based upon Centex’s records and a review of statements filed with the SEC pursuant to Section 13(d) or 13(g) of the Securities Exchange Act of 1934, and has been adjusted to reflect the distribution ratio. The percentage ownership of Cavco common stock held by any entity or person immediately following the distribution will be approximately the same as the percentage ownership of Centex common stock by such entity or person immediately prior to the distribution. Percentage ownership is calculated based on 60,863,391 shares of Centex common stock outstanding on March 31, 2003, or 3,043,170 shares of our common stock after giving effect to the distribution ratio of .05 shares of our common stock for each share of Centex common stock.

      Share ownership of directors and named executive officers is as of April 15, 2003, but also reflects beneficial ownership of shares of our common stock that are subject to outstanding options to purchase Centex common stock (as calculated based on the distribution ratio) and options to purchase our common stock expected to be outstanding as of the distribution date.

      In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to options to purchase shares that are exercisable within 60 days of the completion of the distribution. Shares issuable pursuant to options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in this table have sole voting and investment power with respect to all shares.

		Percentage
Name and Address of	Number of Shares	of Common
Beneficial Owner	Beneficially Owned	Stock Owned

AXA Assurances I.A.R.D. Mutuelle(1)	294,138	9.67%
1290 Avenue of the Americas
New York, NY 10104
Greenhaven Associates, Inc.(2)	216,515	7.11%
Three Manhattanville Road
Purchase, NY 10577
Joseph H. Stegmayer(3)	72,695	2.33%
David L. Blank(3)	7,534	*
Sean K. Nolen(3)	12,759	*
Laurence E. Hirsch(4)	99,593	3.20%
All of our directors and executive officers as a group (four persons)	192,581	6.02%

*	Indicates less than one percent

(1)	Based solely upon information contained in the Schedule 13G of AXA Assurances I.A.R.D. Mutuelle, filed with the SEC on February 12, 2003 with respect to shares of Centex common stock as of December 31, 2002, but calculating the percentage shown by dividing the number of such shares of Centex common stock by the total number of shares of Centex common stock issued and outstanding on December 31, 2003. According to this Schedule 13G, there are 2,991,465 shares of Centex common stock over which AXA Assurances had sole voting power and 5,290,498 shares of Centex common stock over which AXA Assurances had sole dispositive power, and 592,260 shares of Centex common stock over which they had shared dispositive power.

(2)	Based solely upon information contained in the Schedule 13G of Greenhaven Associates, Inc. filed with the SEC on January 21, 2003 with respect to shares of Centex common stock owned as of December 31, 2002, but calculating the percentage shown by dividing the number of such shares of Centex common stock by the total number of shares of Centex common stock issued and outstanding on December 31, 2003. According to this Schedule 13G, there are 1,031,000 shares of Centex common stock over which Greenhaven Associates, Inc. had both sole voting power and sole dispositive power, and 3,299,300 shares of Centex common stock over which Greenhaven Associates, Inc. had shared dispositive power.

(3)	Includes the following shares of our common stock that may be deemed to be beneficially owned by virtue of options and rights to purchase Centex common stock (as calculated based on the distribution ratio) and options to purchase our common stock: Mr. Stegmayer — 47,486 shares; Mr. Blank — 7,525 shares; Mr. Nolen — 12,750 shares; and all directors and executive officers of Cavco as a group (four persons) — 132,446 shares. In addition, includes shares of our common stock that are deemed to be beneficially owned pursuant to our 401(k) plan as follows: Mr. Blank — 9 shares; Mr. Nolen — 9 shares; and all directors, director nominees and executive officers of Centex as a group (four persons) — 18 shares.

(4)	Mr. Hirsch is deemed to beneficially own shares of our common stock as a result of his beneficial ownership of shares of Centex common stock. The shares of Centex common stock beneficially owned by Mr. Hirsch include 400,000 shares covered by a conversion right pursuant to a subordinated debenture; 4,819 shares owned by him as of January 27, 2003 pursuant to the Centex Common Stock Fund of the Amended and Restated Profit Sharing and Retirement Plan of Centex; 240,000 shares owned indirectly by Mr. Hirsch; and 44,850 restricted shares. He is entitled to receive dividends on the restricted shares and has the right to vote the restricted shares.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Relationship with Centex

      We are currently a wholly owned subsidiary of Centex and our results are included in Centex’s consolidated financial results. After the distribution, we will be an independent public company and our results of operations will no longer be consolidated with Centex. Furthermore, except as described below and in “Relationship Between Centex and Us After the Distribution” and except for any commercial relationships in the ordinary course of business, all contractual relationships existing prior to the distribution between Centex and us will be terminated.

Agreements with Centex

      Prior to the distribution, we and Centex will enter into certain agreements that are described in detail under “Relationship Between Centex and Us After the Distribution.” Copies of the forms of these agreements are filed as exhibits to the registration statement on Form 10 relating to our common stock. These agreements are as follows:

      Distribution agreement. We will enter into a distribution agreement with Centex providing for, among other things, the corporate transactions required to effect the distribution, the terms of and conditions to the distribution and other arrangements relating to the distribution. The distribution agreement will also provide for certain mutual obligations in connection with the distribution, including indemnification obligations. See “Relationship between Centex and Us After the Distribution — Distribution Agreement.”

      Tax sharing agreement. We have entered into a tax sharing agreement with Centex in order to allocate the responsibilities for certain tax matters. Pursuant to the agreement, we have agreed that we will not liquidate, merge or consolidate with any other entity within two years of the distribution, dispose of a substantial portion of our assets within two years of the distribution, or take any other action which would cause the distribution to fail to qualify as a tax-free transaction. In addition, we have also agreed, in certain circumstances, to indemnify Centex against any tax liability that is incurred as a result of the failure of the distribution to qualify as a tax-free transaction. The agreement also allocates responsibilities for certain miscellaneous matters such as the filing of tax returns, payment of taxes, maintenance of records, and procedures for handling certain audits and examinations. See “Relationship between Centex and Us After the Distribution — Tax Sharing Agreement.”

      Administrative services agreement. We have historically received certain services from Centex. We have entered into an administrative services with Centex Service Company, a subsidiary of Centex, pursuant to which Centex Service Company will provide us with certain legal, public/investor relations and accounting services after the distribution. In exchange for these services, we will pay Centex Service

Company a fee of $75,000 per year. The administrative services agreement also provides that Centex Service Company and we will maintain certain joint insurance coverage, including general liability, primary and excess umbrella, automobile liability and workers’ compensation insurance as well as joint bonding programs. See “Relationship between Centex and Us After the Distribution — Administrative Services Agreement.”

      Intellectual property agreement. Prior to the distribution, we and Centex will enter into an intellectual property agreement pursuant to which Centex will transfer to us all ownership rights in and to the trademarks related to our business, including “Cavco,” “Cavco Homes” “Sunbuilt,” “Villager,” “Sun Villa,” “Cedar Court,” “Westcourt,” “Winrock,” “Catalina,” “Cavco Gold Key Guarantee” “Saguara,” “Elite,” “Desert Rose,” “Sunburst,” “Cavco Cabins,” “AAA Homes,” “Litchfield Limited,” “Vantage,” “SmartBuilt” and “Cavco Home Center” and will consent to our use of the name “Centex” and other Centex trademarks for a period of six months in connection with our business. See “Relationship between Centex and Us After the Distribution — Intellectual Property Agreement.”

Transfer of Idled Plants

      On March 31, 2003, we transferred all of the assets and liabilities of two idled facilities located in Belen, New Mexico in Seguin, Texas to Centex. These facilities were not being used in our business, and one facility was encumbered by a sale-leaseback arrangement under which ownership was vested in the City of Belen, New Mexico, which was the issuer of certain industrial development bonds through which the construction of the facility was financed. Centex caused these industrial revenue bonds to be redeemed prior to the transfer of the Belen, New Mexico facility to Centex.

Capital Contribution

      As of March 31, 2003, AAA Holdings, Inc. assumed approximately $32.5 million of indebtedness owed to an affiliate of Centex by Cavco Industries, LLC, our predecessor. In addition, as of the same date, AAA Holdings created an intercompany receivable owing to Cavco Industries, LLC in an amount equal to approximately $12.2 million, which amount will be adjusted to reflect intercompany payments and advances made after March 31, 2003. The purpose of these transactions was to provide us with sufficient capital to enable us to conduct business after the distribution in a manner consistent with our prior operations.

Cavco Reorganization

      Immediately prior to the distribution, AAA Holdings will repay the full amount of the intercompany receivable owing by it to Cavco Industries, LLC. In addition, Cavco Industries, LLC will be merged with and into Cavco Industries, Inc. As a result of the merger, Cavco Industries, Inc. will succeed to all of the businesses, assets and operations of Cavco Industries, LLC, other than certain assets described in this information statement.

Centex Payments to Our Chief Executive Officer

      Centex has agreed to continue to make compensation payments to Mr. Stegmayer in the aggregate amount of $600,000, $100,000 of which will be paid on the distribution date, $100,000 of which will be paid at the conclusion of our fiscal 2004 and $400,000 of which will be paid on June 1, 2005, in consideration of his past services to Centex, his continued part-time employment with Centex and his agreement not to compete with Centex. See “Management — Employment Agreements with the Named Executive Officers.”

Purchases of Materials

      In recent years, we have purchased a majority of the gypsum wallboard that we use in producing our manufactured homes from Centex Construction Products, Inc., a majority owned subsidiary of Centex. We purchased approximately $524,000, $950,000 and $1.6 million of gypsum wallboard from Centex

Construction Products, Inc. in fiscal 2001, fiscal 2002 and fiscal 2003, respectively. We also purchased approximately $700,000, $592,000 and $1.4 million of wood products from CTX Builders Supply, a unit of Centex, in fiscal 2001, fiscal 2002 and fiscal 2003, respectively. We believe that all of these purchases have been at prices and on terms comparable to those that would be available in arm’s-length transactions. We expect that we may continue to purchase these materials on arm’s-length terms from Centex Construction Products, Inc. and CTX Builders Supply in the future. However, these materials are also readily available from other suppliers at market rates and we are under no continuing obligation to purchase these materials from affiliates of Centex.

Belen Retail Center Lease

      In connection with the transfer of our idled manufacturing facility in Belen, New Mexico, we have transferred the ownership of our Belen retail center to Centex. We now lease the Belen retail center location from Centex. See “Our Business — Properties.”

Sales of Homes

      During fiscal 2001, 2002 and 2003, we sold homes to affiliates of Centex for approximately $2.3 million, $1.0 million and $2.0 million, respectively, at prices and on terms that we believe are comparable to arm’s-length transactions. We expect that we may continue to make these sales on arm’s-length terms in the future.

Common Directors

      After the distribution, Mr. Laurence E. Hirsch will serve as a member of our board of directors. Mr. Hirsch is also a director and is the chief executive officer of Centex.

DESCRIPTION OF OUR CAPITAL STOCK

General

      The following are summaries of the material terms of our common stock, preferred stock, restated certificate of incorporation and restated bylaws as they will be in effect immediately after the distribution. These summaries are qualified by reference to our restated certificate of incorporation and restated bylaws, copies of which have been filed as exhibits to the registration statement on Form 10 relating to our common stock, and by the provisions of applicable law.

      Our authorized capital stock consists of 10,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share. Immediately following the distribution, 3,043,170 shares of common stock will be outstanding, and there will be no outstanding shares of preferred stock.

      Prior to this distribution, there has been no public market for our common stock. Although we have applied for our common stock to be admitted for trading on the Nasdaq National Market, we cannot assure you that a market for our common stock will develop, or, if one develops, that it will be sustained. See “Trading of Our Common Stock.”

Common Stock

      Each share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. There are no cumulative voting rights. The holders of a majority of the voting power of all shares entitled to vote in an election of directors will be able to elect all of the directors standing for election. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to dividends when, as and if declared by the board of directors out of funds legally available for that purpose. If we are liquidated, dissolved or wound up, the holders of common stock will be entitled to a pro rata share in any distribution to stockholders, but only after satisfaction of all of our liabilities and of the prior rights of any outstanding series of our preferred stock. Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and nonassessable.

Preferred Stock

      Our board of directors has the authority, without stockholder approval, to issue shares of preferred stock from time to time in one or more series, and to fix the number of shares and terms of each such series. The board may determine the designation and other terms of each series, including:

•	dividend rates;

•	redemption rights;

•	liquidation rights;

•	sinking fund provisions;

•	conversion rights;

•	voting rights; and

•	any other terms.

      The issuance of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of holders of common stock. It could also affect the likelihood that holders of common stock will receive dividend payments and payments upon liquidation. We have no present plans to issue any preferred stock.

      The issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an attempt to obtain control of our company. For example, if, in the exercise of its fiduciary obligations, our board were to determine that a takeover proposal is not in our best interests, the board could authorize the issuance of a series of preferred stock containing class voting rights that would enable the holder or holders of the series to prevent or make the change of control transaction more difficult. Alternatively, a change of control transaction deemed by the board to be in our best interests could be facilitated by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the stockholders.

Antitakeover Effects of Delaware Laws and Our Charter and Bylaw Provisions

      Some provisions of Delaware law and our restated certificate of incorporation and restated bylaws could make the following more difficult:

•	acquisition of our company by means of a tender offer;

•	acquisition of control of our company by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

      These provisions, and our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of our company to negotiate with our board of directors. We believe that the benefits of these protective provisions are that we have a greater ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that these benefits outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Our Restated Certificate of Incorporation and Restated Bylaws

Election and Removal of Directors

      Our board of directors will consist of not fewer than two nor more than twelve directors, the exact number to be fixed from time to time by resolution of our board of directors. Our board of directors will be divided into up to three classes. The directors in each class will serve for a three-year term, with only one class being elected each year by our stockholders. Please read “Management — Directors and Executive Officers.” This system of electing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of our company, because it makes it more difficult for stockholders to replace a majority of the directors. In addition, no director may be removed except for cause, and directors may be removed for cause by a majority of the shares then entitled to vote at an election of directors. Any vacancy occurring on the board of directors and any newly created directorship may only be filled by a majority of the remaining directors in office.

Stockholder Meetings

      Our restated bylaws provide that special meetings of our stockholders may be called only by the chairman of our board of directors, our president, our chief executive officer, or a majority of the board of directors and may not be called by the holders of common stock. Our restated certificate of incorporation and our restated bylaws specifically deny any power of the stockholders to call a special meeting.

Elimination of Stockholder Action by Written Consent

      Our restated certificate of incorporation and our restated bylaws provide that holders of our common stock will not be able to act by written consent without a meeting.

Amendment of Restated Certificate of Incorporation

      The provisions described above under “— Election and Removal of Directors,” “— Stockholder Meetings” and “— Elimination of Stockholder Action by Written Consent” may be amended only by the affirmative vote of holders of at least 66 2/3% of the voting power of outstanding shares of capital stock entitled to vote in the election of directors, voting together as a single class.

Amendment of Restated Bylaws

      Our board of directors has the power to alter, amend or repeal our restated bylaws or adopt new bylaws by the affirmative vote of at least 80% of all directors then in office at any regular or special meeting of the board of directors called for that purpose. This right is subject to repeal or change by the affirmative vote of holders of at least 80% of the voting power of all outstanding shares of our capital stock entitled to vote in the election of directors, voting together as a single class.

Other Limitations on Stockholder Actions

      Our restated bylaws also impose some procedural requirements on stockholders who wish to:

•	make nominations for the election of directors;

•	propose that a director be removed;

•	propose any repeal or change in our restated bylaws; or

•	propose any other business to be brought before an annual or special meeting of stockholders.

      Under these procedural requirements, in order to bring a proposal before a meeting of stockholders, a stockholder must deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary along with the following:

•	a description of the business or nomination to be brought before the meeting and the reasons for conducting such business at the meeting;

•	the stockholder’s name and address;

•	the number of shares beneficially owned by the stockholder and evidence of such ownership;

•	the names and addresses of all persons with whom the stockholder is acting in concert and a description of all arrangements and understandings with such persons; and

•	the number of shares that such persons beneficially own.

      To be timely, a stockholder must deliver notice:

•	in connection with an annual meeting of stockholders, not less than 90 nor more than 180 days prior to the date on which the immediately preceding year’s annual meeting of stockholders was held; or

•	in connection with a special meeting of stockholders, not less than 40 nor more than 60 days prior to the date of the special meeting.

In order to submit a nomination for our board of directors, a stockholder must also submit information with respect to the nominee that we would be required to include in a proxy statement, as well as other specified information. If a stockholder fails to follow the required procedures, the stockholder’s nominee or proposal will be ineligible for election and will not be voted on by our stockholders.

Delaware Business Combination Statute

      Section 203 of the Delaware General Corporation Law provides that, subject to exceptions set forth therein, an interested stockholder of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that such stockholder becomes an interested stockholder unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•	on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Except as otherwise set forth in Section 203, an interested stockholder is defined to include:

•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•	the affiliates and associates of any such person.

      We have not elected to be exempt from the restrictions imposed under Section 203. Accordingly, Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with us for a three-year period. The provisions of Section 203 may encourage persons interested in acquiring us to negotiate in advance with our board of directors, since the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested stockholder. Such provisions also may have the effect of preventing changes in our management. It is possible that such provisions could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

Trading of Our Common Stock

      We have filed an application to have our common stock admitted for trading on the Nasdaq National Market under the trading symbol “CVCO.”

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is Mellon Investor Services L.L.C.

Limitation of Liability and Indemnification of Our Officers and Directors

      Our restated certificate of incorporation provides that, as authorized by Section 102(b)(7) of the Delaware General Corporation Law, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability imposed by law, as in effect from time to time:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derived an improper personal benefit.

      Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than a “derivative” action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding, provided the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that no indemnification shall be made where the person is adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action was brought determines that the person is fairly and reasonably entitled to indemnity and expenses.

      Our restated certificate of incorporation and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, and we will advance expenses to our directors and officers in connection with legal proceedings, subject to limited exceptions. Although at the present time we do not maintain any directors’ and officers’ insurance, we may in the future obtain insurance coverage for our directors and officers and to provide reimbursement of payments made to them in respect of the indemnification provisions in our restated certificate of incorporation and restated bylaws. We believe that these indemnification provisions are necessary to attract and retain qualified directors and officers. The limitation on liability and indemnification provisions in our restated certificate of incorporation and restated bylaws may not be enforceable against us if someone challenges these provisions. Nonetheless, these provisions may discourage our stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay costs of settlement and damage awards against directors and officers under these indemnification provisions.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement on Form 10 with the SEC in order to register our common stock under the Securities Exchange Act of 1934, as amended. This information statement does not contain all of the information set forth in the registration statement and the exhibits thereto, to which we hereby make reference. With respect to each contract, agreement or other document filed as an exhibit to the registration statement, we refer you to such exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

      The registration statement and exhibits can be inspected and copied at the public reference facilities maintained by the SEC at its principal offices at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 233 Broadway, New York, New York 10279 and at CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60681. The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements, registration statements and other information regarding registrants that file electronically with the SEC.

      After the distribution, we will be subject to the informational requirements of the Securities Exchange Act of 1934, and in accordance therewith will file reports, proxy statements and other information with the SEC. Additionally, we will be required to provide annual reports containing audited financial statements to our stockholders in connection with our annual meetings of stockholders.

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Member

Cavco Industries, LLC

We have audited the accompanying consolidated balance sheets of Cavco Industries, LLC and subsidiary as of March 31, 2003 and 2002, and the related consolidated statements of operations, member’s equity and cash flows for each of the three years in the period ended March 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cavco Industries, LLC and subsidiary at March 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, Cavco Industries, LLC changed its method of accounting for purchased goodwill in accordance with Statement of Financial Accounting Standards No. 142 during the first quarter of fiscal 2002.

Phoenix, Arizona

April 10, 2003, except as to Note 2, as to which the date is                     , 2003

The foregoing report is in the form that will be signed upon the completion of the transactions as described in Note 2 to the consolidated financial statements.

/s/ ERNST & YOUNG LLP

Phoenix, Arizona

April 17, 2003

CAVCO INDUSTRIES, LLC AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	March 31,

	2002	2003

	(Dollars in thousands)
ASSETS
Current assets
Restricted cash	$1,148	$2,275
Accounts receivable	3,834	5,264
Inventories	8,302	6,861
Prepaid expenses and other current assets	679	640
Receivable from Centex	—	12,224
Retail assets held for sale	17,459	7,841
Manufacturing assets to be distributed to Centex	8,365	—

Total current assets	39,787	35,105

Property, plant and equipment, at cost:
Land	2,330	2,330
Buildings and improvements	4,848	4,914
Machinery and equipment	6,220	6,458

	13,398	13,702
Accumulated depreciation	(3,441)	(4,541)

	9,957	9,161

Goodwill	67,346	67,346

Total assets	$117,090	$111,612

LIABILITIES AND MEMBER’S EQUITY
Current liabilities
Accounts payable	$8,186	$3,250
Accrued liabilities	15,810	16,016
Current portion of long-term debt	115	—

Total current liabilities	24,111	19,266

Long-term debt, less current portion	3,460	—
Commitments and contingencies
Funding provided by Centex	32,546	—
Member’s equity
Contributed capital, 80,500 units issued and outstanding	74,321	120,061
Accumulated deficit	(17,348)	(27,715)

Total member’s equity	56,973	92,346

Total liabilities and member’s equity	$117,090	$111,612

See accompanying notes.

CAVCO INDUSTRIES, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended March 31,

	2001	2002	2003

	(Dollars in thousands)
Net sales	$95,480	$95,728	$110,037
Cost of sales	77,792	80,429	90,683

Gross profit	17,688	15,299	19,354
Selling, general and administrative expenses	14,370	11,535	12,200
Impairment charges	9,496	—	—
Goodwill amortization	3,416	—	—

Income (loss) from operations	(9,594)	3,764	7,154
Interest expense paid to Centex	(737)	(498)	(219)
Interest expense	(379)	(169)	(129)
Interest income	43	12	4

Income (loss) from continuing operations	(10,667)	3,109	6,810
Discontinued operations:
Loss from discontinued manufacturing operations	(11,235)	(1,777)	(3,404)
Loss from discontinued retail operations	(5,367)	(2,768)	(7,951)

Net loss	$(27,269)	$(1,436)	$(4,545)

Proforma financial information (unaudited)
Income (loss) from continuing operations	$(10,667)	$3,109	$6,810
Proforma income tax (expense) benefit	4,267	(1,244)	(2,724)

Pro forma net income (loss) from continuing operations	$(6,400)	$1,865	$4,086

See accompanying notes.

CAVCO INDUSTRIES, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF MEMBER’S EQUITY

			Retained
			Earnings/
		Contributed	Accumulated
	Units	Capital	Deficit	Total

	(Dollars in thousands)
Balance at April 1, 2000	80,500	$74,321	$11,357	$85,678
Net loss	—	—	(27,269)	(27,269)

Balance at March 31, 2001	80,500	74,321	(15,912)	58,409
Net loss	—	—	(1,436)	(1,436)

Balance at March 31, 2002	80,500	74,321	(17,348)	56,973
Distribution to Centex	—	—	(5,822)	(5,822)
Contribution from Centex	—	45,740	—	45,740
Net loss	—	—	(4,545)	(4,545)

Balance at March 31, 2003	80,500	$120,061	$(27,715)	$92,346

See accompanying notes.

CAVCO INDUSTRIES, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended March 31,

	2001	2002	2003

	(Dollars in thousands)
OPERATING ACTIVITIES
Net loss	$(27,269)	$(1,436)	$(4,545)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation — continuing operations	949	1,202	1,167
Depreciation — discontinued operations	1,233	896	787
Goodwill amortization	3,416	—	—
Impairment and other related charges:
Continuing operations	9,496	—	—
Discontinued operations	8,500	—	7,106
Changes in operating assets and liabilities
Restricted cash	3,384	740	(1,127)
Accounts receivable	(610)	5,002	(1,430)
Inventories	2,152	(183)	5,690
Prepaid expenses and other current assets	260	154	39
Accounts payable and accrued liabilities	(620)	(2,263)	(4,730)

Net cash provided by operating activities	891	4,112	2,957

INVESTING ACTIVITIES
Continuing operations:
Purchases of property, plant and equipment	(1,191)	(7,465)	(373)
Proceeds from disposition of assets	131	721	—
Discontinued operations:
Purchases of property, plant and equipment	(1,436)	(615)	(225)
Proceeds from disposition of assets	46	1,981	246

Net cash used in investing activities	(2,450)	(5,378)	(352)

FINANCING ACTIVITIES
Repayment of floorplan line of credit	(19,644)	—	—
Principal payments on long-term debt	(310)	(340)	(3,575)
Funding provided by Centex	21,513	1,606	970

Net cash provided by (used in) financing activities	1,559	1,266	(2,605)

Net increase in cash and equivalents	—	—	—
Cash and equivalents at beginning of year	—	—	—

Cash and equivalents at end of year	$—	$—	$—

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	$2,953	$1,710	$837

Supplemental disclosure of non-cash financing and investing activities:
Property, plant and equipment distributed to Centex			$5,822

Capital contribution provided by Centex			$45,740

See accompanying notes.

CAVCO INDUSTRIES, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

1.	Summary of Significant Accounting Policies

      Principles of Consolidation — These consolidated financial statements include the accounts of Cavco Industries, LLC, an indirect wholly-owned subsidiary of Centex Corporation and affiliates (collectively, “Centex”) (see Note 2), and its wholly-owned subsidiary, CRG Holdings, LLC, (collectively, the “Company”). All significant intercompany transactions and balances have been eliminated in consolidation. See Note 11 for information related to the Company’s business segments.

      Nature of Operations — Headquartered in Phoenix, Arizona, the Company designs and produces manufactured homes which are sold to a network of retailers located primarily in the Southwestern United States. The Company’s retail segment operates retail sales locations which offer the Company’s homes and homes of other manufacturers to retail customers.

      Accounting Estimates — Preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from the estimates and assumptions used by management in preparation of the financial statements.

      Fair Value of Financial Instruments — The carrying value of the Company’s cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates fair value because of the short-term nature of these instruments.

      Revenue Recognition — Revenue from homes sold to independent retailers are recognized when the home is shipped, which is when the title passes to the independent retailer. Homes sold to independent retailers are generally financed by the independent retailer through standard industry arrangements which include repurchase agreements (see Note 10). Manufacturing sales are reduced by a provision for estimated repurchase obligations based upon past experience and market conditions. Retail sales for Company locations are recognized when funding is reasonably assured, the customer has entered into a legally binding sales contract, title has transferred and the home is accepted by the customer, delivered and permanently located at the customer’s site.

      Cash Equivalents — Cash equivalents are all liquid investments with maturities of three months or less when purchased.

      Restricted Cash — Restricted cash represents deposits received from customers required to be held in trust accounts which the Company can not access for general operating purposes until the sale of the home to the customer is completed.

      Accounts Receivable — The Company extends credit in the normal course of business under normal trade terms and our accounts receivable are subject to normal industry risk. The Company provides for reserves against accounts receivable for estimated losses that may result from customers’ inability to pay. Uncollectible accounts receivable have historically been insignificant and therefore the Company has no reserve for credit losses at March 31, 2002 and 2003.

      Inventories — Raw materials inventories are valued at the lower of cost (first-in, first-out method which approximates actual cost) or market. Finished goods are valued at the lower of cost or market, using the specific identification method.

      Property, Plant and Equipment — Property, plant and equipment are carried at cost. Depreciation is calculated using the straight-line method over the assets’ estimated useful lives. Estimated useful lives for significant classes of assets are as follows: Buildings and Improvements 10 to 30 years, and Machinery and Equipment 7 to 25 years. Repairs and maintenance are expensed as incurred.

CAVCO INDUSTRIES, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Asset Impairment — The Company periodically evaluates the carrying value of long-lived assets to be held and used, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that the fair market values are primarily based on independent appraisals and preliminary or definitive contractual arrangements less costs to dispose. See Note 3 for impairment charges recorded by the Company.

      Goodwill — Goodwill is the excess of cost over fair value of net assets of businesses acquired. Through fiscal 2001, goodwill was amortized on the straight-line method over the expected periods to be benefited — between 15 and 30 years. The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangibles” effective for fiscal 2002. Commencing in fiscal 2002, goodwill is no longer amortized. Comparative pro forma results for the fiscal year ended March 31, 2001 would have decreased the loss from continuing operations before taxes by $3,416 if goodwill had not been amortized in that year. Accumulated amortization related to goodwill was $10,560 at March 31, 2002, and 2003. The Company tests goodwill annually for impairment by reporting unit and records an impairment charge when the implied fair value of a reporting unit, including goodwill, is less than its carrying value. All of the Company’s remaining goodwill is attributable to its manufacturing reporting unit.

      Warranties — Homes are warranted against manufacturing defects for a period of one year commencing at the time of sale to the retail customer. Estimated costs relating to home warranties are provided at the date of sale.

      Insurance — Since October 1, 2000, the Company’s workmen’s compensation insurance coverages have been provided under an insurance policy whereby the Company is responsible for individual claims up to $750. Incurred claims identified under the third party administrator’s incident reporting system and incurred but not reported claims are accrued based on estimates provided by the plan’s administrator as well as the Company’s prior experience. Prior to October 1, 2000, the Company’s workmen’s compensation insurance coverage was provided under a fully insured non-deductible policy. Since July 1, 2000, the Company’s product liability, general liability and auto liability insurance coverages have been provided under insurance policies which provide for deductibles of $500 to $1,000. Incurred claims identified under the Company’s incident reporting system and incurred but not reported claims are accrued based on estimates that incorporate the Company’s past experience, as well as other considerations, such as the nature of each claim or incident.

      Income Taxes — The Company is incorporated in the consolidated Federal income tax return of Centex. Therefore, income taxes are not provided for in these financial statements as the Company and Centex have agreed that all taxes or tax benefits from filing a consolidated income tax return would either be borne by or benefit Centex. Cavco Industries, LLC is a disregarded entity for federal income tax purposes and therefore on a stand-alone basis would not be subject to federal income taxes. Pro forma income tax expense (benefit) is calculated based on a 40% effective tax rate. In anticipation of the Distribution described in Note 2, pro forma tax amounts have been presented on the face of the statement of operations as if the Company were a stand-alone taxable entity.

      Advertising — Advertising costs are expensed as incurred and were $1,649, $850 and $830 for the fiscal years ended March 31, 2001, 2002 and 2003, respectively.

CAVCO INDUSTRIES, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Freight — Substantially all freight costs are reimbursed by the Company’s customers. Sales and cost of sales include freight income and expense of $3,845, $3,856 and $4,210 for the fiscal years ended March 31, 2001, 2002 and 2003, respectively.

      Recent Accounting Pronouncements — In April 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections,” which is effective for the Company beginning January 1, 2003. The adoption of this standard is not expected to have a material effect on the financial position or results of operations of the Company.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 nullifies the guidance in EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” Under EITF No. 94-3, an entity recognized a liability for an exit cost on the date that the entity committed itself to an exit plan. In SFAS No. 146, the FASB acknowledges that an entity’s commitment to a plan does not, by itself, create a present obligation to the other parties that meets the definition of a liability and requires that a liability for a cost that is associated with an exit or disposal activity be recognized when the liability is incurred. It also establishes that fair value is the objective for the initial measurement of the liability. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this standard is not expected to have a material effect on the financial position or results of operations of the Company.

      In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), which requires certain guarantees to be recorded at fair value. FIN 45 also requires a guarantor to make certain disclosures about guarantees, including product warranties (Note 12), even when the likelihood of making any payments under the guarantee is remote. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The initial recognition and measurement provisions are applicable only for guarantees issued or modified after December 31, 2002. The adoption of this interpretation is not expected to have a material effect on the financial position or results of operations of the Company.

2.	Spin-Off from Centex Corporation

      The Board of Directors of Centex has approved the contribution of all of the assets and liabilities of the Company to a newly formed entity, Cavco Industries, Inc. (“Cavco Inc.”) and the distribution to the stockholders of Centex of 100% of the outstanding shares of common stock of Cavco Inc., all of which are currently held by Centex (the “Distribution”). After the Distribution, Cavco Inc. will be a separate public company. The number and identity of the holders of Cavco Inc.’s common stock immediately following the Distribution will be approximately the same as the number and identity of the holders of Centex common stock on the record date. Cavco Inc. intends to file an application for its common stock to be admitted to trading on the Nasdaq National Market. After the Distribution, all of the assets and employees necessary to operate the Company’s business will be included in Cavco Inc., and there will be no need to transfer any other assets or employees in connection with the Distribution.

      In connection with the Distribution, Cavco Inc. will enter into a three-year administrative services agreement with Centex Service Company (“CSC”), a subsidiary of Centex, pursuant to which CSC will provide Cavco Inc. with certain legal, public/investor relations, accounting and benefit services after the distribution. In exchange for these services, Cavco Inc. will pay CSC a fee of $75 per year. The administrative services agreement also provides that CSC and Cavco Inc. will maintain certain joint insurance coverage, including general liability, primary and excess umbrella, automobile liability, workmen’s compensation and joint bonding programs.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In connection with the Distribution, the Company has entered into tax sharing agreements with Centex in order to allocate the responsibilities for certain tax matters. Pursuant to the agreements, the Company will not liquidate, merge or consolidate with any other entity within two years of the distribution, dispose of a substantial portion of the Company’s assets within two years of the distribution, or take any other action which would cause the Distribution to fail to qualify as a tax-free transaction. In addition, the Company has also agreed, in certain circumstances, to indemnify Centex against any tax liability that is incurred as a result of a failure to qualify as a tax-free transaction.

      The Company will no longer be able to borrow funds from Centex for working capital purposes after the Distribution. The Company expects to obtain a new credit facility to fund operations; however, the terms associated with borrowings under a new credit facility will not be as favorable as those associated with the Centex credit arrangements. (See Note 6).

      The Company does not currently have stock-based employee compensation but anticipates issuing options to employees subsequent to the Distribution. In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure, an Amendment of SFAS No. 123.” SFAS No. 148 is effective for fiscal years ending after December 15, 2002 and amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company will adopt SFAS No. 148 for options issued after the Distribution and does not expect it will have a material effect on the financial position or results of operations of the Company. (See Note 9)

3.	Impairment and Other Related Charges

      Industry conditions in fiscal 2001, including the excess number of retail locations and inventory levels, tightened consumer credit standards, a reduction in the number of consumer lenders, high consumer repossession levels, and higher interest rates for purchasers of manufactured housing, resulted in lower retail sales volumes and operating losses for the Company’s retail operations. The losses from the Company’s retail operations were comparable to losses recognized throughout the industry. The culmination of these factors resulted in the Company performing an assessment of its goodwill based on current market comparables and the present value of expected cash flows. As a result of this assessment, in fiscal 2001, the Company recorded goodwill impairment charges of $9,496, consisting of all of the goodwill associated with the Company’s retail acquisitions. In addition, the Company recorded an impairment charge of $500, consisting of the net book value of the property and equipment for two retail sales centers that were closed, and a charge of $1,500 to record retail inventories at their market value, both of which are included in the loss from discontinued operations (Note 4) for fiscal 2001.

      Also as a result of the industry conditions in fiscal 2001 noted above, the Company idled its New Mexico and Texas manufacturing facilities (Note 4) during fiscal 2001. In relation to these plant closures, the Company recorded charges totaling $6,500, which included $3,500 of incremental costs to service warranties related to homes manufactured by these two facilities, an impairment charge of $2,200 for its New Mexico manufacturing facility to record this facility at its estimated fair value and $800 to write off unusable inventory and property improvements and record the recapture of certain tax abatements. These charges are included in the loss from discontinued operations (Note 4) for fiscal 2001.

      Due to the continuation of weak industry conditions through fiscal 2003 as well as adverse legislation that affects the form and structure of permanent financing extended to Texas manufactured home consumers which further negatively affected retail sales volumes in Texas, the Company initiated plans to sell certain of its retail sales locations and their assets in fiscal 2003. As a result of these difficult industry

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

conditions and the Company’s plans to sell these assets, the Company recorded an impairment charge of $2,691 to write down property, plant and equipment to its fair value and a charge of $2,200 to record retail inventories at their market value both of which are included in the loss from discontinued operations (Note 4) for fiscal 2003.

      In anticipation of the Distribution discussed in Note 2, the Company distributed to Centex its ownership interest in its idled manufacturing facilities in New Mexico and Texas during fiscal 2003. The Company recorded an impairment charge of $2,215 to record the Texas manufacturing facility at its estimated fair value. The fair value of these manufacturing facilities at the date of the distribution to Centex was $5,822. This charge is included in the loss from discontinued operations (Note 4) for fiscal 2003.

4.	Discontinued Operations

      The operations of the Company’s New Mexico and Texas manufacturing facilities which have been distributed to Centex (Note 3) are classified as discontinued operations. Net sales for these manufacturing facilities were $15,960, $929 and $0 for the fiscal years ended March 31, 2001, 2002 and 2003, respectively.

      As discussed in Note 3, the Company has initiated plans to sell certain of its retail sales centers and their underlying assets. Because the Company believes it is probable that the assets of the retail sales centers to be disposed of will be sold within one year, these assets are classified as held for sale. The operations of these retail sales centers are classified as discontinued operations. Net sales for these retail sales centers were $32,029, $28,681 and $27,880 for the fiscal years ended March 31, 2001, 2002 and 2003.

      Interest expense specifically incurred by the Company’s retail segment (Note 11) has been allocated to discontinued retail operations. Interest expense included in discontinued operations was $1,765, $1,110 and $535 for the fiscal years ended March 31, 2001, 2002 and 2003, respectively.

      General corporate administrative expenses are not allocated to discontinued operations.

5.	Inventories

      Inventories consist of the following:

	March 31,

	2002	2003

Raw materials	$2,945	$2,754
Work in process	1,583	1,566
Finished goods — manufacturing	1,974	863
Finished goods — retail	1,800	1,678

	$8,302	$6,861

6.	Related Party Transactions

      Funding — Funding provided by Centex included in the balance sheet represents the net balance resulting from various transactions between the Company and Centex. There are no terms of settlement and interest accrues at Centex’s short-term blended cost of funds (2.4% and 1.8% at March 31, 2002 and 2003, respectively). The balance is primarily the result of the Company’s participation in Centex’s central cash management program, wherein all of the Company’s cash receipts are remitted to Centex and all cash disbursements are funded by Centex. In anticipation of the Distribution, Centex contributed the net amount funded through March 31, 2003 as well as an additional amount to the capital of the Company to

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

increase the Company’s tangible net worth to $25,000. The additional amount contributed is recorded as a receivable from Centex at March 31, 2003 as it is anticipated this additional equity contribution will be funded immediately prior to the Distribution.

      Corporate Services — In accordance with Staff Accounting Bulletin No. 55, expense allocations from Centex have been reflected in these financial statements. These expenses include management compensation, legal and general corporate administration. These charges were based on amounts negotiated between the Company and Centex or percentage allocations based on estimates of actual time spent. Such allocations and charges totaled $75, $360 and $475 for the fiscal years ended March 31, 2001, 2002 and 2003, respectively. Management believes that the basis used for allocating services provided by Centex is reasonable. However, the terms of these transactions may differ from those that would have resulted from transactions among unrelated parties.

      During fiscal 2001, 2002, and 2003, the Company purchased raw materials of approximately $1,224, $1,543 and $2,999, respectively, from affiliates of Centex.

      During fiscal 2001, 2002 and 2003, the Company sold homes of $2,283, $1,001 and $1,958, respectively, to an affiliate of Centex.

7.	Accrued Liabilities

      Accrued liabilities consist of the following:

	March 31,

	2002	2003

Estimated warranties	$4,789	$4,241
Accrued expenses on homes sold	2,176	2,079
Reserve for repurchase commitments	2,000	2,000
Accrued insurance	1,459	1,952
Customer deposits	1,173	1,912
Salaries, wages and benefits	1,701	1,853
Other	2,512	1,979

	$15,810	$16,016

8.	Long-Term Debt

      Long-term debt at March 31, 2002, consisted solely of obligations under a capital lease for the Company’s manufacturing facility in New Mexico. Upon the repayment of certain outstanding debt obligations encumbering this facility during fiscal 2003, the Company purchased this facility for a nominal amount. This manufacturing facility was distributed to Centex during fiscal 2003 (see Notes 3 and 4).

9.	Employee Benefit Plans

      The Company has a self-funded group medical plan which is administered by third party administrators. The medical plans have reinsurance coverage limiting liability for any individual employee loss to a maximum of $150. Incurred claims identified under the third party administrator’s incident reporting system and incurred but not reported claims are accrued based on estimates that incorporate the Company’s past experience, as well as other considerations such as the nature of each claim or incident, relevant trend factors and advice from consulting actuaries when necessary.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company sponsors an employee savings plan (the “401k Plan”) that is intended to provide participating employees with additional income upon retirement. Employees may contribute up to 100% of their eligible compensation up to federal limits to the 401k Plan. The Company matches 25% of the first 6% contributed by employees. Employees are immediately eligible to participate and employer matching contributions are vested progressively over a six year period. Contribution expense was $120, $130 and $133 in fiscal years 2001, 2002 and 2003, respectively.

      In connection with the Distribution, the Company will reserve for issuance 550,000 shares of common stock for issuance to employees, officers and directors under a newly adopted stock incentive plan. Stock options and other types of stock awards will be granted under this plan. The Company expects to follow the provisions of Accounting Principles Board Opinion No. 25 (APB No. 25), “Accounting for Stock Issued to Employees” and related interpretations, in accounting for its employee stock options rather than the alternative fair value accounting allowed by Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation.” Under APB No. 25, if the exercise price of the Company’s stock options equals or exceeds the estimated fair value of the underlying stock on the date of grant, no compensation expense is recognized. However, if the exercise price of the Company’s stock options is less than the fair value at the date of grant, then compensation expense is recognized over the vesting periods.

10.	Commitments and Contingencies

      The Company leases certain equipment and facilities under noncancellable operating leases with various renewal options. Future minimum lease payments for all noncancelable operating leases having a remaining term in excess of one year at March 31, 2003, are as follows (in thousands):

Fiscal Year
2004	$1,471
2005	1,261
2006	886
2007	559
2008 and thereafter	440

$4,617

      Rent expense (net of sublease income) was $2,990, $2,362 and $2,434 for fiscal years 2001, 2002 and 2003, respectively.

      The Company is contingently liable under terms of repurchase agreements with financial institutions providing inventory financing for independent retailers of its products. These arrangements, which are customary in the industry, provide for the repurchase of products sold to retailers in the event of default by the retailer. The risk of loss under these agreements is spread over numerous retailers. The price the Company is obligated to pay generally declines over the period of the agreement and is further reduced by the resale value of repurchased homes. The maximum amount for which the Company was contingently liable under such agreements approximated $23,320 at March 31, 2003. The Company has a reserve for repurchase commitments of $2,000 at March 31, 2002 and 2003, respectively, based on prior experience and market conditions.

      The Company is engaged in various legal proceedings that are incidental to and arise in the course of its business. Certain of the cases filed against the Company and other companies engaged in businesses similar to the Company allege, among other things, breach of contract and warranty, product liability and personal injury. These kinds of suits are typical of suits that have been filed in recent years, and they sometimes seek certification as class actions, the imposition of large amounts of compensatory and punitive

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

damages and trials by jury. Legal fees associated with these lawsuits are expensed as incurred. In the opinion of management, the ultimate liability, if any, with respect to the proceedings in which the Company is currently involved is not expected to have a material adverse effect on the Company’s financial position or results of operations. However, the potential exists for unanticipated material adverse judgments against the Company.

11.	Business Segment Information

      The Company operates in two business segments — Manufacturing and Retail. Through its Manufacturing segment, the Company designs and manufactures homes which are sold primarily in the southwestern United States to a network of dealers which includes Company-owned retail locations comprising the Retail segment. The Company’s Retail segment derives its revenues from home sales to individuals. The accounting policies of the segments are the same as those described in Note 1, “Summary of Significant Accounting Policies”. Retail segment results include retail profits from the sale of homes to consumers but do not include any manufacturing segment profits associated with the homes sold. Intercompany transactions between reportable operating segments are eliminated in consolidation. Each segment’s results include corporate office costs that are directly and exclusively incurred for the segment.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table summarizes information with respect to the Company’s business segments for the periods indicated:

	Year Ended March 31,

	2001	2002	2003

Net sales
Manufacturing	$96,682	$96,450	$106,833
Retail	12,408	11,375	15,059
Less: Intercompany	(13,610)	(12,097)	(11,855)

Total consolidated net sales	$95,480	$95,728	$110,037

Operating income (loss)
Manufacturing	$9,001	$7,468	$10,776
Manufacturing goodwill amortization	(2,640)	—	—
Retail	(1,903)	(1,375)	(999)
Retail impairment charges	(9,496)	—	—
Retail goodwill amortization	(776)	—	—
Intercompany profit in inventory	323	319	83
General corporate charges	(4,103)	(2,648)	(2,706)

Total consolidated operating income (loss)	$(9,594)	$3,764	$7,154

Total assets
Manufacturing	$85,162	$85,587	$85,820
Manufacturing assets to be distributed to Centex Corporation	10,200	8,365
Retail	7,324	5,315	5,565
Retail assets held for sale	15,789	17,459	7,841
Corporate	1,047	364	12,386

Total consolidated assets	$119,522	$117,090	$111,612

Depreciation
Manufacturing	$490	$752	$809
Retail	168	143	108
Corporate	291	307	250

Total consolidated depreciation	$949	$1,202	$1,167

Capital expenditures
Manufacturing	$581	$7,401	$324
Retail	269
Corporate	341	64	49

Total consolidated capital expenditures	$1,191	$7,465	$373

      Total Corporate assets at March 31, 2003 are comprised primarily of the receivable from Centex relating to its capital contribution in connection with the Distribution.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	Valuation and Qualifying Accounts

      The following table sets forth certain valuation and qualifying accounts for the fiscal years ended March 31, 2001, 2002 and 2003.

	Balance at	Charged to		Balance at
	Beginning	Costs and		End of
	of Period	Expenses	Deductions	Period

Reserve for repurchase commitments:
Year ended March 31, 2001	$1,900	690	(690)	$1,900

Year ended March 31, 2002	$1,900	316	(216)	$2,000

Year ended March 31, 2003	$2,000	—	—	$2,000

Estimated warranties:
Year ended March 31, 2001	$3,708	12,050	(9,544)	$6,214

Year ended March 31, 2002	$6,214	6,606	(8,031)	$4,789

Year ended March 31, 2003	$4,789	5,805	(6,353)	$4,241

13.	Quarterly Financial Data (Unaudited)

      The following table sets forth certain unaudited quarterly financial information for the fiscal years ended March 31, 2002 and 2003.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Total

Fiscal year ended March 31, 2002
Net Sales	$21,855	$23,562	$24,370	$25,941	$95,728
Gross Profit	3,229	3,434	4,182	4,454	15,299
Income from continuing operations	96	537	1,132	1,344	3,109
Discontinued Operations:
Loss from discontinued manufacturing operations	(752)	(440)	(333)	(252)	(1,777)
Loss from discontinued retail operations	(1,020)	(343)	(353)	(1,052)	(2,768)
Net (loss) income	(1,676)	(246)	446	40	(1,436)
Fiscal year ended March 31, 2003
Net Sales	$26,207	$28,322	$27,537	$27,971	$110,037
Gross Profit	4,680	5,043	5,014	4,617	19,354
Income from continuing operations	1,487	1,980	1,906	1,437	6,810
Discontinued Operations:
Loss from discontinued manufacturing operations	(254)	(237)	(243)	(2,670)	(3,404)
Loss from discontinued retail operations	(758)	(965)	(616)	(5,612)	(7,951)
Net (loss) income	475	778	1,047	(6,845)	(4,545)

      The Company recorded an impairment charge of $2,691 to write-down property, plant and equipment in the fourth quarter of 2003 relating to the Company’s plans to dispose of or close certain of its retail sales locations. In addition, a charge of $2,200 was also recorded in this period to record retail inventories at their estimated market value.

      In the fourth quarter of 2003, the Company recorded an impairment charge of $2,215 to record the idled Texas manufacturing facility at its estimated fair value.